As filed with the Securities and Exchange Commission on November 10, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dobson Communications Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	4812	73-1513309
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

14201 Wireless Way Oklahoma City, Oklahoma 73134 (405) 529-8500	Bruce R. Knooihuizen 14201 Wireless Way Oklahoma City, Oklahoma 73134 (405) 529-8500
(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

Copies to:

Theodore M. Elam, Esq.

McAfee & Taft A Professional Corporation
Tenth Floor, Two Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102
(405) 235-9621

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Amount of
Securities to be Registered	be Registered	Per Unit(1)	Offering Price(1)	Registration Fee

8 7/8% Senior Notes due 2013	$650,000,000	100%	$650,000,000	$52,585(1)

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f)(2).

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8, may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated November 10, 2003

INCORPORATION BY REFERENCE
SUMMARY
Summary Historical, Pro Forma and As Adjusted Consolidated Financial and Other Data
USE OF PROCEEDS
THE EXCHANGE OFFER
CAPITALIZATION
Properties
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
INDEPENDENT AUDITORS’ REPORT
DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2002 and 2001
DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the Years Ended December 31, 2002, 2001 and 2000
DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) For the Years Ended December 31, 2002, 2001 and 2000
DOBSON COMMUNICATIONS CORPORATION
SIGNATURES
EX-2.4 Purchase Agreement
EX-2.5 Agreement and Plan of Merger
EX-3.1.3 Amendment of Certificate of Incorporation
EX-3.2.1 Amended and Restated Bylaws
EX-5 Opinion/Consent of McAfee & Taft
EX-10.40 Escrow Agreement
EX-10.41 Registration Rights Agreement
EX-12 Ratio of Earnings to Fixed Charges
EX-21 Subsidiaries
EX-23.2 Consent of KPMG LLP
EX-23.3 Consent of KPMG LLP
EX-24.1 Power of Attorney
EX-99.1 Letter of Transmittal
EX-99.2 Notice of Guaranteed Delivery
EX-99.3 Broker Letter
EX-99.4 Client Letter
EX-99.5 Instructions to Beneficial Holder
EX-99.6 Guidelines for Cert. of Taxpayer ID Number

PROSPECTUS

Offer to Exchange

outstanding
8 7/8% Senior Notes due 2013
for
8 7/8% Senior Notes due 2013
of

Dobson Communications Corporation

Terms of Exchange Offer

        We are offering to exchange our outstanding 8 7/8% Senior Notes due 2013 for new 8 7/8% Senior Notes due 2013 which have been registered under the Securities Act. Our exchange offer will expire at 12:00 p.m. New York City time on                     , 2003 unless we extend the time of expiration.

      There is currently no established trading market for the senior notes, and we do not expect that a trading market for the senior notes will exist following completion of this exchange offer.

       See “Risk factors” beginning on page 15 for a discussion of certain matters that should be considered by investors.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

IMPORTANT NOTICE TO READERS

      In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

      We are offering to sell the notes only in places where sales are permitted.

      You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

      You should read this prospectus before deciding to buy any notes.

      We have prepared this prospectus and we are solely responsible for its contents. You are responsible for making your own examination of us and your own assessment of the merits and risks of investing in the notes. You may contact us at any time if you need additional information.

      We are not providing you with any legal, business or tax advice in this prospectus. You should consult your own advisors to assist you in making your investment decision and to advise you whether you are legally permitted to purchase the notes.

      You must comply with all laws that apply to you in any place in which you buy, offer or sell any notes or possess this prospectus. You must also obtain any consents or approvals that you need in order to purchase the notes. We are not responsible for your compliance with these legal requirements.

WHERE YOU CAN FIND MORE INFORMATION

      We file with the Securities and Exchange Commission, or SEC, annual, quarterly and special reports and other information required by the Exchange Act. You may read and copy any document we file at the following SEC public reference rooms:

Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from the SEC’s web site at: http://www.sec.gov.

      We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any notes in any jurisdiction where it is unlawful.

      You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

ii

      We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date. You should rely only upon the information contained in this document. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “anticipates,” “expects,” “plans,” “intends” and similar expressions. We base these statements on certain assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected further developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under “Risk Factors,” including the following:

•	our substantial leverage and debt service requirements;

•	pricing, market strategies, the expansion, consolidation and other activities of competitors;

•	the effect of economic conditions in our markets;

•	the regulatory environment in which we operate; and

•	terms in our roaming agreements.

      All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.

      You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

INCORPORATION BY REFERENCE

      We are “incorporating by reference” in this offering memorandum certain information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus; and

•	we can disclose important information to you by referring you to those documents.

      We incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering, which means that information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed except as so updated or superseded, to constitute part of this prospectus. In addition, except to the extent such information has been updated or superseded by the information in this prospectus, we incorporate by reference into this prospectus:

•	Our Current Report on Form 8-K filed August 28, 2003 (excluding any Item 9 information);

•	Our Current Report on Form 8-K filed on September 9, 2003 (excluding any Item 9 information);

•	Our Current Report on Form 8-K filed on September 18, 2003 (excluding any Item 9 information);

•	Our Current Report on Form 8-K filed on October 2, 2003 (excluding any Item 9 information);

•	Our Current Report on Form 8-K filed on October 29, 2003 (excluding any Item 9 information);

•	The audited financial statements of American Cellular for the years ended December 31, 2002, 2001 and 2000 included in American Cellular’s Annual Report on Form 10-K for the year ended December 31, 2002; and

•	The unaudited interim financial statements of American Cellular for the six months ended June 30, 2002 and 2003 included in American Cellular’s Quarterly Report on Form 10-Q for the six months ended June 30, 2003.

      Arthur Andersen LLP, or Andersen, audited the financial statements for American Cellular for the years ended December 31, 2001 and 2000. Andersen has not consented to the inclusion of its report with respect to those financial statements in this prospectus or the registration statement of which this prospectus is a part. Accordingly, your ability to seek damages from Andersen in connection with this exchange offer will be limited. Moreover, your recovery of any damages award that may be obtained may be limited as a result of Andersen’s financial condition or other matters relating to the various civil and criminal lawsuits relating to Andersen.

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SUMMARY

      You should read the following summary together with the more detailed information and financial statements and the related notes that we include elsewhere in this prospectus. Unless the context otherwise requires, all references in this offering memorandum to “Dobson” refer to Dobson Communications Corporation and not to any of its subsidiaries. In addition, all references to “our,” “us” and “we” refer to Dobson and its subsidiaries as a combined entity, except where it is clear that such terms mean only Dobson and its subsidiaries other than American Cellular Corporation and its subsidiaries. American Cellular Corporation and its subsidiaries will all be unrestricted subsidiaries for purposes of the indenture governing the notes offered hereby. References to “pro forma” give effect to the completion of the American Cellular Reorganization (as defined below). We encourage you to read the entire offering memorandum, including the section entitled “Risk Factors” and the financial statements and related notes included herein.

The Notes

      We completed on September 26, 2003 a private offering of $650.0 million aggregate principal amount of our 8 7/8% Senior Notes due 2013, which we refer to as the “old notes”. We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver to you this prospectus and to complete the exchange offer within 180 days of the issuance of the old notes. You are entitled to exchange in the exchange offer your outstanding old notes for registered 8 7/8% Senior Notes due 2013 with substantially identical terms which we refer to as the “new notes.” If the exchange offer is not completed by March 25, 2004, then we will pay liquidated damages. You should read the discussion under the heading “— Summary Description of the New Notes” and “Description of the Notes” for further information regarding the registered 8 7/8% Senior Notes due 2013. Whenever we use the term “notes,” we are referring to both the old notes and the new notes.

      We believe that the new notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the headings “— Summary of the Terms of the Exchange Offer” and “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Dobson Communications Corporation

      We are one of the largest providers of rural and suburban wireless communications services in the United States. Our wireless systems are generally adjacent to major metropolitan areas characterized by a high concentration of expressway corridors and roaming activity. We operate primarily in regions that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates, less competition for subscribers than wireless systems located in larger metropolitan areas and a higher proportion of roaming revenue. Our long-term preferred roaming agreements with our two largest roaming partners, AT&T Wireless Services, Inc. and Cingular Wireless LLC, provide additional opportunities to increase our revenues.

      On August 19, 2003, in connection with a restructuring of American Cellular Corporation’s indebtedness, we acquired 100% of the outstanding equity of American Cellular Corporation, a rural wireless operator that we previously owned equally with AT&T Wireless through a joint venture. Since February 2000, we have managed American Cellular’s day-to-day operations under a management agreement. In conjunction with the restructuring of American Cellular, we issued an aggregate consideration consisting of (i) $48.7 million in cash, (ii) approximately 43.9 million shares of our class A common stock and (iii) $121.8 million in aggregate liquidation preference of a new series of our convertible preferred stock, in exchange for $681.9 million in principal amount of American Cellular’s outstanding 9 1/2% Senior Subordinated Notes. In addition, the existing credit facility of American Cellular was repaid in its entirety and terminated. We refer to this restructuring as the “American Cellular Reorganization.”

      At June 30, 2003, on a pro forma basis, our wireless telephone systems covered a total population of 11.1 million and we had approximately 1.6 million subscribers with an aggregate market penetration of 14.1%. We offer digital voice and digital feature services to all of our covered population through our existing Time Division Multiple Access, or TDMA, digital network. We are currently deploying Global System for Mobile Communications, or GSM, and General Packet Radio Service, or GPRS, digital technology on our existing network, which will enable us to offer enhanced wireless data services.

      At June 30, 2003, on a stand-alone basis, American Cellular’s wireless telephone systems covered a total population of 5.0 million and had approximately 697,500 subscribers with an aggregate market penetration of 14.0%. American Cellular and we offer the same digital voice and digital feature services to our covered population through our TDMA digital networks, and we both are currently deploying GSM and GPRS digital technology on our existing networks.

Competitive Strengths

      We believe our competitive strengths include the following:

      Substantial Cash Flow. On a pro forma basis, for the six months ended June 30, 2003, our income from continuing operations applicable to common stockholders was $216.2 million. We have significantly improved the efficiency of our operations during the past six months, in part through decreases in incollect expense, the transition of the majority of our subscriber base to digital service plans and significant reductions in the churn of our subscriber base. Our ability to generate significant cash flow enhances our debt service capacity and enables us to invest in incremental network equipment and technology, which we believe will enhance the level of service we can provide to our own subscribers and to the subscribers of our roaming partners.

      Strong Current Market Position. We have achieved significant market share, distinguishing ourselves from our competition by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our strategic roaming relationships, digital technologies, local sales channels and diverse service offerings, including national, regional and local rate plans.

      Attractive Markets. Our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets generally have fewer competitors than metropolitan markets and are located near major metropolitan areas operated by our primary roaming partners, AT&T Wireless and Cingular Wireless. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Substantially all of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.

      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. Although our primary technology is currently TDMA, we are in the process of overlaying GSM/ GPRS technology on our existing network, which will enable us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners who have already begun utilizing GSM/GPRS technology.

      Experienced Management Team. With more than 50 years of telecommunications experience on a combined basis, our senior management team, consisting of Everett R. Dobson, Douglas B. Stephens and Bruce R. Knooihuizen, is extremely knowledgeable and well regarded in the telecommunications industry.

      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.1 million, giving effect to our acquisition of American Cellular. We believe that we have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance and results of operations.

      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, systems design, engineering, purchasing, financial and administrative functions and billing functions. Our increased scale has enabled us to negotiate prices and services from third party service providers and equipment vendors on what we believe are favorable terms.

Strategy

      The key elements of our strategy are the following:

      Locally-Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force and independent dealers, all of which foster a strong community presence for our products and operations.

      Strategic Roaming Relationships. We have developed strategic relationships with AT&T Wireless and Cingular Wireless, each of which operates wireless systems in major metropolitan statistical areas, or MSAs, near our wireless systems. These relationships include roaming agreements to allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with AT&T Wireless and Cingular Wireless designate us as the preferred provider of roaming service for each carrier in substantially all of our markets, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements enable us to maximize our roaming revenue and allow us to offer our subscribers rate plans that are highly attractive and include the footprints of our roaming partners as “home” territories.

      Deployment of GSM/ GPRS Technology. We recently accelerated the deployment of GSM/ GPRS technology over the entirety of our network. We expect to deploy GSM/ GPRS technology over the majority of our coverage area by the end of the first quarter of 2004 and over our entire coverage area by the end of second quarter of 2004. GSM/ GPRS technology is the digital technology being used by our primary roaming partners, AT&T Wireless and Cingular Wireless, and will enable us to provide faster data services and provide our customers with smaller, more functional handsets that are less expensive than the handsets currently available on our TDMA network. We expect that the deployment of GSM/ GPRS technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for AT&T Wireless and Cingular Wireless as they each continue to upgrade the technology of their respective networks.

      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. Our local management designs marketing programs to target these subscribers and tailors distinctive rate plans to emphasize the quality and value of our services.

      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.

The Refinancing

      On October 23, 2003, we refinanced and replaced the existing credit facilities of our wholly owned subsidiaries, Dobson Operating Company LLC, or DOC, and Sygnet Wireless, Inc., or Sygnet Wireless, with a new $700.0 million senior secured credit facility obtained by our wholly owned subsidiary, Dobson Cellular Systems, Inc., or DCS. We refer to this new credit facility as the new DCS credit facility. The new DCS credit facility consists of a $550.0 million term loan and a $150.0 million undrawn revolving credit facility. Immediately prior to the completion of the new DCS credit facility, we caused Sygnet Wireless’ parent, Dobson/Sygnet Communications Company, or Dobson/Sygnet, and its subsidiaries to be merged with and into DCS and its affiliates, with DCS and its affiliates as the surviving entities.

      We applied the net proceeds of the offering of our old notes and funds available to us under the new DCS credit facility, together with cash on hand, to:

•	refinance an aggregate of $484.1 million of borrowings outstanding under the DOC credit facility and $267.1 million of borrowings outstanding under the Sygnet Wireless credit facility, and we terminated those facilities;

•	repurchase $183.3 million in aggregate principal amount outstanding of the 12.25% senior notes of our wholly owned subsidiary, Dobson/ Sygnet and pay the related premium; and

•	repurchase $247.0 million in aggregate liquidation preference of the $354.1 million in aggregate liquidation preference outstanding of our 12.25% senior preferred stock and pay the related premium.

      We refer to the offering of our old notes, the new DCS credit facility and application of the net proceeds thereof and the merger of Dobson/Sygnet and its subsidiaries into DCS and its affiliate as the “Refinancing.” The following chart sets forth our organizational structure following the Refinancing.

      We were incorporated in Oklahoma on February 3, 1997. Our principal executive offices are located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Our telephone number is (405) 529-8500.

Summary Of The Terms Of The Exchange Offer

      In the exchange offer we are offering to exchange up to $650.0 million aggregate principal amount outstanding of our 8 7/8% Senior Notes due 2013, or “old notes”, for an equal principal amount of our 8 7/8% Senior Notes due 2013, or “new notes” and, together with old notes, the “notes”. The form and terms of the new notes are identical in all material respects to the form and terms of the outstanding old notes except that the new notes have been registered under the Securities Act of 1933 and, therefore, are not entitled to the benefits of the registration rights granted under the registration rights agreement, executed as part of the offering of the outstanding old notes.

Registration rights agreement	You are entitled to exchange your old notes for registered new notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The exchange offer	We are offering to exchange $1,000 principal amount of one new note for each old note. We will accept for exchange all outstanding old notes that are validly tendered and not validly withdrawn. In order to be accepted, an outstanding old note must be properly tendered and accepted. After consummation of the exchange offer, holders of old notes which are not exchanged will continue to be subject to the existing restrictions upon the transfer of old notes and we will have no further obligation to such holders to provide for the registration of the old notes under the Securities Act.

Shelf registration	We may be required to file a shelf registration statement with respect to our outstanding old notes if:

• the Securities and Exchange Commission issues an interpretation that we are not permitted to effect the exchange offer;

• we do not conclude the exchange offer by March 25, 2004;

• an initial purchaser of the old notes requests that we file a shelf registration statement with respect to notes held by the initial purchaser;

• a holder of old notes

(a) is not eligible to participate in the exchange offer, or

(b) has participated in the exchange offer but does not receive freely tradeable new notes; or

• an initial purchaser has received new notes in the exchange offer or has otherwise been issued new notes in exchange for old notes constituting a portion of an unsold allotment, which new notes are not freely tradeable.

Resale of new notes	Based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, including “Exxon Holdings Corporation” (available May 13, 1998) and “Morgan Stanley & Co. Incorporated” (available June 5, 1991), we believe that you may offer the new notes for resale, resell the new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you acquire the new notes in the exchange offer in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in the distribution of the new notes that you obtain in the exchange offer;

• you are not a broker-dealer who purchased old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

• you are not an “affiliate”.

We intend to rely on the existing no-action letters and we do not intend to seek a no-action letter from the Securities and Exchange Commission with respect to the resale of the new notes.

The expiration date	The exchange offer will expire at 12:00 p.m., New York City time, , 200 , unless we decide to extend the expiration date.

Accrued interest on the new notes and the outstanding old notes	Interest on the new notes will accrue from September 26, 2003. If we accept your old notes you will not receive any payment of interest on such outstanding old notes accrued from September 26, 2003 to the date of the issuance of the new notes. Consequently, holders who exchange their outstanding old notes for new notes will receive the same interest payment on April 1, 2004, which is the first interest payment date with respect to the outstanding old notes and the new notes to be issued in the exchange offer that they would have received had they not accepted the exchange offer.

Termination of the exchange offer	We may terminate the exchange offer at any time prior to the expiration date if we determine that our ability to proceed with the exchange offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the Securities and Exchange Commission of any existing law, statute, rule or regulation. We do not expect any of the foregoing conditions to occur, although there can be no assurance that such conditions will not occur. Holders of outstanding old notes will have certain rights against us under the registration rights agreement executed as part of the offering of the outstanding old notes should we fail to consummate the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to certain conditions, which may be waived by us. See “The Exchange Offer — Conditions of the Exchange Offer.” The exchange offer is not conditioned upon any minimum number of old notes being tendered.

Special procedures for beneficial owners	If you are the beneficial owner of old notes and your name does not appear on a security position listing of the Depository Trust

Company as the holder of such old notes or if you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such old notes or registered old notes in the exchange offer, you should contact the person in whose name your old notes are registered promptly and instruct that person to tender on your behalf. If such beneficial holder wished to tender on his own behalf such beneficial holder must, prior to completing and executing the letter of transmittal and delivering its outstanding old notes either make appropriate arrangements to register ownership of the outstanding old notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed delivery procedures	If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time or certificates for registered old notes cannot be delivered on time, you may tender your old notes pursuant to the procedures described in this prospectus under the heading “The Exchange Offer — Terms of the Exchange Offer — Guaranteed delivery procedures.”

Withdrawal rights	You may withdraw the tender of your old notes at any time prior to 12:00 p.m., New York City time, on , 2003, unless we decide to extend the expiration date or your old notes were previously accepted for exchange.

Acceptance of outstanding old notes and delivery of new notes	Subject to certain conditions as described more fully under “The Exchange Offer — Conditions of the Exchange Offer”, we will accept for exchange any and all outstanding old notes which are properly tendered in the exchange offer prior to 12:00 p.m., New York City time, on the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly to you following the expiration date.

Federal income tax considerations	The exchange of the old notes will generally not be a taxable exchange for United States federal income tax purposes. We believe you will not recognize any taxable gain or loss or any income as a result of such exchange.

Use of proceeds	We will not receive any proceeds from the issuance of new notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange agent	Bank of Oklahoma, N.A. is serving as the exchange agent in connection with the exchange offer. The exchange agent can be reached at 9520 North May Avenue, Suite 110, Oklahoma City, Oklahoma 73120. For more information with respect to the exchange offer, the telephone number for the exchange agent is (405) 936-3971 and the facsimile number for the exchange agent is (405) 936-3964.

Summary Description of the New Notes

      The summary below describes the principal terms of the new notes. The terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Dobson Communications Corporation, an Oklahoma corporation

Securities Offered	$650.0 million in aggregate principal amount of 8 7/8% Senior Notes due 2013.

Maturity Date	October 1, 2013

Interest Payment Dates	April 1 and October 1, commencing April 1, 2004.

Ranking	The notes and the guarantees will be unsecured and:

• equal in right of payment to all of our and our subsidiaries’ existing and future senior indebtedness, including our and our guarantors’ obligations under the our anticipated new, senior credit facility;

• senior in right of payment to our and our guarantors’ future senior subordinated indebtedness; and

• senior in right of payment to our and our guarantors’ future subordinated indebtedness.

The senior notes we issued on September 26, 2003 and those being issued in this exchange offer by this prospectus will be treated as a single class for all purposes of the indenture.

On a pro forma basis, after giving effect to the American Cellular Reorganization and the Refinancing, as of June 30, 2003:

• our outstanding senior indebtedness would have been $1,855.2 million;

• our senior subordinated indebtedness would have been $18.1 million; and

Optional Redemption	At any time on or after October 1, 2008 we may redeem all or a part of the notes at the redemption prices listed in “Description of the Notes — Optional Redemption.”

Prior to October 1, 2008 we may redeem the notes, in whole or in part, at a redemption price of 100% of the principal amount thereof plus the Applicable Premium as described under “Description of the Notes — Optional Redemption.”

Prior to October 1, 2006, we may use the proceeds of certain equity offerings to redeem a portion of the notes so long as $422.5 million in aggregate principal amount of the notes remains outstanding immediately after the redemption at a redemption price of 108.875% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Mandatory Offer to Purchase	If we experience specific kinds of changes of control or if we sell certain assets and do not apply the proceeds as required, we will be required to offer to repurchase part or all of the notes at the prices specified in this prospectus.

Covenants	We have issued the old notes, and we will issue the new notes under our existing indenture dated as of September 26, 2003 with Bank of Oklahoma, National Association, as trustee. The indenture limits our ability and the ability of our restricted subsidiaries to:

• sell assets;

• make restricted payments;

• incur additional indebtedness;

• create or incur liens;

• place restrictions on distributions and other payments from restricted subsidiaries;

• merge or consolidate with or transfer substantial assets to another entity;

• engage in transactions with related persons; or

• engage in any business other than permitted businesses.

See “Description of the Notes — Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the issuance of our new notes in the exchange offer pursuant to this prospectus.

      You should refer to the section entitled “Risk Factors” beginning on page 15 for an explanation of certain risks of investing in the notes.

Summary Historical, Pro Forma and As Adjusted Consolidated Financial and Other Data

      The following tables set forth certain historical, pro forma and as adjusted consolidated financial and other data as of and for the periods shown.

      Our summary historical, pro forma and as adjusted consolidated financial data as of and for all periods shown has been derived from our consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and with our consolidated financial statements and related notes thereto included herein. The pro forma consolidated financial and other data has been prepared to give effect to the consummation of American Cellular Reorganization, and should be read in conjunction with our “Unaudited Pro Forma Consolidated Condensed Financial Statements,” “Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements” and consolidated financial statements and related notes thereto included elsewhere in this prospectus or incorporated by reference herein. The as adjusted consolidated financial and other data has been prepared to give effect to the consummation of the Refinancing and should be read in conjunction with our “Unaudited Pro Forma Consolidated Condensed Financial Statements,” “Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements” and consolidated financial statements and related notes thereto included elsewhere in this prospectus or incorporated by reference herein.

      We determine market penetration by dividing the number of our total subscribers at the end of the period by the estimated total population for those markets. We calculate average monthly churn rates based on the number of post-paid subscriber cancellations during the period as a percentage of the average total post-paid subscribers for the period.

      ARPU represents average monthly revenue per user, which is calculated as the sum of service revenue divided by the average number of post-paid subscribers.

      In the following tables, the term “Restricted Group” refers to Dobson and its restricted subsidiaries and does not include American Cellular and its subsidiaries or our other current or future subsidiaries that will be unrestricted subsidiaries for purposes of the indenture governing the notes.

Historical Consolidated Financial and Other Data

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

	($ in thousands, except per subscriber data)
Statement of Operations Data:
Operating revenue:
Service revenue	$227,571	$300,024	$342,499	$166,083	$180,919
Roaming revenue	172,094	216,125	201,211	95,242	99,826
Equipment and other revenue	20,360	20,020	18,195	8,282	11,590

Total operating revenue	420,025	536,169	561,905	269,607	292,335

Operating expenses:
Cost of service (exclusive of items shown separately below)	100,682	149,763	149,069	75,541	68,578
Cost of equipment	42,662	45,914	42,143	20,444	18,979
Marketing and selling	60,505	68,274	67,561	33,856	29,805
General and administrative	58,019	66,492	72,413	35,062	35,356
Depreciation and amortization	140,770	165,454	80,050	39,445	43,583

Total operating expenses	402,638	495,897	411,236	204,348	196,301

Operating income	17,387	40,272	150,669	65,259	96,034
Interest expense	(128,839)	(135,196)	(112,648)	(57,099)	(48,732)
Other income (expense), net	9,077	11,243	(1,684)	2,691	4,496
(Loss) gain from extinguishment of debt	(32,882)	—	2,202	—	—
Minority interests in income of subsidiaries	(3,902)	(5,517)	(6,521)	(2,923)	(3,405)
Loss from investment in joint venture	(50,293)	(69,181)	(184,381)	(184,381)	—
Income tax benefit (provision)	52,612	33,733	47,868	57,027	(18,388)

(Loss) income from continuing operations	(136,840)	(124,646)	(104,495)	(119,426)	30,005

Discontinued operations:(1)
(Loss) income from discontinued operations, net of income taxes	(8,671)	(2,928)	17,423	10,149	7,198
Income (loss) from discontinued operations from investment in joint venture	671	(720)	(327)	(327)	—
Gain from sale of discontinued operations, net of income taxes	—	—	88,315	88,315	27,508
Gain from sale of discontinued operations from investment in joint venture	—	—	6,736	6,736	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	(33,294)	(33,294)	—
Cumulative effect of change in accounting principle from investment in joint venture	—	—	(140,820)	(140,820)	—

Net (loss) income	$(144,840)	$(128,294)	$(166,462)	$(188,667)	$64,711

Other Financial Data:
Capital expenditures, excluding cost of acquisitions	$109,263	$86,872	$75,371	$37,709	$50,266
Ratio of earnings to fixed charges(2)	N/A	N/A	1.3:1	1.1:1	2.0:1

Other Data:
Subscribers (at period end)	544,800	642,700	708,600	675,200	867,600
Penetration (at period end)	9.5%	11.3%	12.4%	11.8%	14.2%
Average monthly churn rate	2.0%	2.0%	1.8%	2.0%	1.5%
ARPU	$42	$43	$44	$43	$42

	December 31,
				June 30,
	2000	2001	2002	2003

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$142,575	$161,236	$294,203	$256,185
Restricted cash and investments	26,154	—	14,197	10,860
Property, plant and equipment, net	249,242	268,506	271,703	318,182
Total assets	2,619,730	2,559,155	1,961,272	1,944,053
Total debt	1,690,076	1,620,881	1,273,140	1,238,044
Mandatorily redeemable preferred stock, net	508,331	781,943	758,344	524,900
Stockholders’ equity (deficit)	100,107	(157,000)	(343,072)	(99,511)

(1)	We previously reclassified our consolidated financial statements for each of the five years ended December 31, 2002 to reflect the classification of certain of our operations as “discontinued operations” as a result of our June 17, 2003 exchange with AT&T Wireless of our two wireless properties in California for two properties in Alaska. We are not permitted under GAAP to include the historical results of operations associated with the California assets or the Alaska assets in our results from continuing operations for the periods prior to June 17, 2003 because the California assets are considered discontinued operations and because we did not own the Alaska assets during these periods, nor does the SEC permit us to give pro forma effect to the acquisition of these assets.

(2)	For the years ended December 31, 2001 and 2000 our earnings were insufficient to cover our fixed charges by $89.2 million and $106.3 million, respectively. We define earnings as net income (loss) before discontinued operations, extraordinary items, interest expense, amortization of deferred financing costs, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases representative of interest.

Pro Forma and As Adjusted Consolidated Financial and Other Data

	Pro Forma

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2002	2003

	($ in thousands, except per
	subscriber data)
Statement of Operations Data:
Operating revenue:
Service revenue	$644,644	$334,214
Roaming revenue	336,358	162,223
Equipment and other revenue	33,733	19,324

Total operating revenue	1,014,735	515,761

Operating expenses:
Cost of service (exclusive of items shown separately below)	259,481	117,001
Cost of equipment	76,349	37,070
Marketing and selling	125,184	54,637
General and administrative	142,704	70,303
Depreciation and amortization	146,796	78,160
Impairment of goodwill	800,894	—

Total operating expenses	1,551,408	357,171

Operating (loss) income	(536,673)	158,590
Interest expense	(206,260)	(95,588)
Other (expense) income, net	(297)	3,900
Gain from extinguishment of debt	2,202	—
Minority interests in income of subsidiaries	(6,521)	(3,405)
Income tax provision	(27,170)	(24,430)

(Loss) income from continuing operations	$(774,719)	$39,067

Other Financial Data (Consolidated):
Capital expenditures, excluding cost of acquisitions	$124,170	$78,615
Ratio of earnings to fixed charges(1)	N/A	1.7
Other Data (Consolidated):
Subscribers (at period end)	1,399,000	1,565,100
Penetration (at period end)	13.1%	14.1%
Average monthly churn rate	1.9%	1.6%
ARPU	$41	$40
Other Financial Data (Restricted Group):
Capital expenditures, excluding cost of acquisitions	$75,371	$50,266
Other Data (Restricted Group):
Subscribers (at period end)	708,600	867,600
Penetration (at period end)	12.4%	14.2%
Average monthly churn rate	1.9%	1.5%
ARPU	$44	$42

	June 30, 2003

	Pro Forma	As Adjusted

	($ in thousands)
Balance Sheet Data (Consolidated):
Cash and cash equivalents	$232,581	$181,981
Restricted cash and investments	15,009	15,009
Property, plant and equipment, net	502,969	502,969
Total assets	3,498,896	3,440,045
Total debt, net	2,150,535	2,410,836
Preferred stock, net	646,667	396,667
Stockholders’ equity	200,607	144,671

Balance Sheet Data (Restricted Group):
Cash and cash equivalents	207,477	156,877
Total debt, net	1,238,044	1,498,345
Preferred stock, net	646,667	396,667

Selected Financial Ratio (Consolidated):
Last six months ratio of earnings to fixed charges	1.7	1.5

(1)	On a pro forma basis for the six months ended June 30, 2003 our earnings were sufficient to cover our fixed charges by a ratio of 1.7:1, and for the year ended December 31, 2002 our earnings were insufficient to cover our fixed charges by $747.5 million. We define earnings as net income (loss) before discontinued operations, extraordinary items, interest expense, amortization of deferred financing costs, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases representative of interest.

RISK FACTORS

      You should carefully consider the risks and uncertainties described below before you invest in the new notes.

Risks Related to the Notes and the Offering

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

      As of June 30, 2003, on a pro forma basis as adjusted for the Refinancing, we would have had approximately $2.4 billion of indebtedness outstanding on a consolidated basis. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including under the terms of the indenture and the new DCS credit facility. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts will depend on our ability and the ability of our subsidiaries to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our new credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including any proposed or future credit facility and the notes, on commercially reasonable terms or at all.

The restrictive covenants in our debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under our indenture and future debt instruments even though we may be able to meet our debt service obligations.

      The instruments governing our indebtedness, including the indenture governing the notes and the new DCS credit facility, impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to incur additional indebtedness, pay dividends, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, create liens and engage in certain types of mergers or acquisitions. Our future debt instruments may have similar or more restrictive covenants. These restrictions could limit our ability to obtain future financings, make capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the note holders or lenders under any debt instrument could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all of our debt to become immediately due and payable.

      We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. If we default on any secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition, and could prevent us from paying amounts due under the notes.

Your right to receive payments on the notes will be effectively subordinated to the rights of any of our existing and future secured creditors.

      The lenders under our existing and future secured indebtedness, including the new DCS credit facility, will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. If any of the foregoing events occurs, we cannot assure you that there will be sufficient assets to pay some or all of the amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness, if anything.

Because we are a holding company and depend entirely on cash flow from our subsidiaries to meet our obligations, your right to receive payment on the notes will be effectively subordinated to our subsidiaries’ obligations.

      The notes are obligations exclusively of Dobson. Our cash flow and our ability to service our debt, including the notes, depends on the earnings of our subsidiaries and on the distribution of earnings, loans or other payments to us by our subsidiaries.

      Our subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividend, distribution, loan or other payments. In addition, the ability of our subsidiaries to make any dividend, distribution, loan or other payment to us could be subject to statutory restrictions and is subject to contractual restrictions, including under our new DCS credit facility and the indenture governing American Cellular’s 10% senior notes due 2011. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and their business considerations.

      Our right to receive any assets of our subsidiaries upon their bankruptcy, liquidation, dissolution, reorganization or similar proceeding, and therefore your right to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors. In addition, even if Dobson were a creditor of one or more of our subsidiaries, our rights as a creditor would be subordinated to any security interest in the assets of those subsidiaries and any debt of our subsidiaries senior to that held by us. As a result, the notes will be effectively subordinated to all liabilities, including trade payables, of our current or future subsidiaries. The covenants in our new DCS credit facility and the indenture governing American Cellular’s 10% senior notes will also restrict the operations of some of our subsidiaries, including in some cases the ability of our subsidiaries to make distributions to us. Because we depend on the cash flow of our subsidiaries to meet our own obligations, including with respect to the notes, these types of restrictions could impair our ability to make scheduled interest payments on the notes and to pay the principal at maturity. As of June 30, 2003, the notes would have been effectively subordinated, on a pro forma basis as adjusted for the Refinancing, to $1.7 billion of liabilities of our subsidiaries, including $975.6 million of liabilities of unrestricted subsidiaries.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

      Upon a change of control triggering event, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control triggering event to make the required repurchase of notes or that restrictions in our new DCS credit facility or any other future indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. See “Description of the Notes — Repurchase at Option of Holders.”

Risks Related to Our Business and Industry

We have a history of net losses. We may incur additional losses in the future and our operating results could fluctuate significantly on a quarterly and annual basis. As a result, we may be unable to pay amounts due under the notes and you could lose all or part of your investment.

      On a pro forma basis, we sustained losses from continuing operations of $774.7 million for the year ended December 31, 2002 but had income from continuing operations for the six months ended June 30, 2003. On a pro forma basis, our earnings were insufficient to cover our fixed charges by $747.5 million for the year ended December 31, 2002. We may incur additional losses during the next several years while we continue to develop our wireless systems and grow our subscriber base.

      In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless systems, and fluctuations in the demand for our services. We cannot assure you that we will achieve or sustain profitability. To the extent quarterly or annual results of operations fluctuate significantly, we may be unable to pay amounts due under the notes and you could lose all or part of your investment.

We depend on roaming revenue for a substantial portion of our total revenue. If the terms of our long-term roaming agreements, or the amount of roaming traffic under these agreements change materially, this could substantially harm our business.

      On a pro forma basis, our roaming revenue accounted for approximately 33.1% of our operating revenue for the year ended December 31, 2002, and approximately 31.5% of our operating revenue for the six months ended June 30, 2003. On a pro forma basis, our top four roaming partners accounted for approximately 93.3% of our roaming revenue for the year ended December 31, 2002, and approximately 94.4% of our roaming revenue for the six months ended June 30, 2003. With the exception of our roaming agreements with AT&T Wireless and Cingular, our roaming agreements do not prohibit our roaming partners from entering into preferred roaming relationships with our competitors or competing directly with us in our markets. AT&T Wireless may terminate our preferred roaming provider status and the noncompetition provisions of our roaming agreement if (a) we fail to timely complete our build-out of our GSM network, (b) we fail to meet certain technical and quality standards, or (c) we otherwise breach our roaming agreements with it. Cingular may terminate our preferred roaming provider status if we fail to maintain certain technical and quality standards or otherwise breach our roaming agreement with it. To the extent these roaming partners terminate our preferred roaming status, enter into preferred roaming agreements with our competitors or compete against us in our markets, it may materially adversely affect our roaming revenue.

      Our roaming partners may terminate their agreements with us and discontinue roaming traffic in our service areas if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use. Moreover, we cannot assure you that any of our roaming agreements will not be terminated or renegotiated on terms that are less favorable to us. In addition, these agreements provide for scheduled declining roaming rates over the next several years. As a result, if we are unable to lower our operating costs, and/or increase roaming minutes of use, our operating income may significantly decline.

      We rely on agreements with other wireless communications service providers to provide roaming capabilities to our customers in the areas of the United States that our network does not serve. We cannot assure you that we will continue to be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we provide, the prices of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that are available within our network.

      We have previously announced our plans to deploy GSM technology throughout our network, which we believe to be a key component of our business plan. We intend to substantially complete the build-out by the end of the first quarter of 2004 and complete the build-out by the end of the second quarter of 2004. Our failure to complete the build-out in a manner and timeframe consistent with our current business plan may impair our ability to attract and maintain subscribers and therefore have a material adverse effect on our business.

We are currently replacing our billing provider, which could disrupt our billing process and have a material adverse effect on our business.

      In November 2002, we signed a five-year contract with Convergys Corporation to replace Verisign Telecommunications Services as the exclusive provider of our billing and related functions. Convergys is currently in the process of taking over our exclusive billing and related functions. During the process of switching billing systems, it is possible that we may experience a disruption in our billing cycle and that customers may be dropped from our database. Any prolonged disruption of our billing function or loss of customers from our database could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from other wireless providers.

      The wireless telecommunications industry is highly competitive. The viability of our business will depend upon, among other things, our ability to compete with other wireless providers, especially on price, reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Some of the providers with which we compete have significant infrastructure in place and have been operational for many years with substantial existing subscriber bases, and may have greater capital resources than we do. The Federal Communications Commission, or FCC, will require all wireless carriers to provide for wireless number portability for their customers. Once number portability is effective, wireless customers will have the ability to change wireless carriers and retain their wireless telephone numbers. Number portability may result in an increase in movement of customers between competitors throughout the industry.

      We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio, called ESMR, and mobile satellite service. In addition, future FCC regulation or Congressional legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the mobile telecommunications market. We will also compete with resellers of wireless communications services in each of our markets. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition, the development and deployment of new technologies, products and services, changes in consumer preferences and demographic trends. With many of our competitors targeting the same customers we may not be able to attract and retain customers and grow our customer base.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

      The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Market prices for wireless service may continue to decline in the future.

      Market prices for wireless services have declined over the last several years and may continue to decline in the future due to increased competition. While we try to maintain or grow ARPU, we cannot assure you that we will be able to do so. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have a material adverse effect on our financial condition and results of operations and our ability to repay the notes.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and operating results of our operating companies could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel and Lucent, and in the future, Ericsson. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all.

We depend on third-party service marks to market our products and services. The loss of the right to use these service marks or the diminished marketing appeal of these service marks could adversely affect our business.

      We use the registered service mark CELLULAR ONE® for all of our services. We have agreements with Cellular One Group that govern our use of the CELLULAR ONE® service mark. Under these agreements, we must meet specified operating and service quality standards for our systems. If the owner of this service mark terminates our license agreements because we fail to meet the applicable operating or service quality standards or for any other reason permitted under our agreements with the owner, or if the name CELLULAR ONE® were to suffer diminished marketing appeal, or, if we are unable to renew these agreements, our ability to attract new subscribers and to retain existing subscribers in the applicable markets could be materially impaired.

We depend in large part on the efforts of our key personnel. The loss of our key personnel in a competitive employment environment could affect our growth and future success.

      Our future success depends in large part on the continued employment of Everett R. Dobson, our Chief Executive Officer, Bruce R. Knooihuizen, our Chief Financial Officer, and Douglas B. Stephens, our

Vice President and Chief Operating Officer, any of whom may terminate their employment at any time. We have no formal employment agreements with any of our key employees.

      There is intense competition for qualified personnel in our industry, and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel successfully implementing our business plan. The loss of any of the individuals listed above could adversely affect our business.

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unbudgeted costs in modifying our business plans or operations.

      The telecommunications industry is subject to federal, state and other regulations that are continually evolving. As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our results of operations. For a more detailed description of the regulatory framework we operate in, see “Business — Regulation.”

      The FCC and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996 (the “1996 Act”). Such rules address obligations, which include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Act and the FCC rules implementing the 1996 Act continue to be heavily debated and may have a material adverse impact on our business.

      Further, federal or state governments could make regulations or take other actions that might have a material adverse effect on our business. The changes could materially and adversely affect our business prospects, operating results and our ability to service our debt, including the notes.

The loss of any of our licenses could adversely affect our ability to provide wireless service.

      In the United States, cellular, personal communications services and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Although to date the FCC has renewed each of our licenses for which a renewal application was required for a new ten-year term, the FCC may deny our license renewal applications for cause after appropriate notice and hearing. Denial of any renewal application could adversely affect our ability to continue to provide service in that license area.

      We are subject to siting and zoning regulation which could materially affect our ability to build new cell sites and expand our coverage. All telecommunications service providers are obligated to contribute to the federal universal service fund in accordance with a formula presently based upon a percentage of interstate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal service funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

Concerns that the use of wireless handsets may pose health and safety risks may discourage the use of our wireless handsets. In addition, the costs relating to compliance with safety requirements and potential litigation could have a material adverse effect on our business, financial condition and results of operations.

      Media reports have suggested and lawsuits have been filed against wireless service providers, including us, and equipment manufacturers alleging that radio frequency emissions from wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers. To the extent we are named in any such litigation, we will be forced to defend ourselves. If we do not prevail in such litigation, or are forced to pay damages, we could experience a material adverse effect on our business, financial condition or result of operations.

      Due to our size, we are unable to influence the design and manufacturing of wireless equipment. Concerns over radio frequency emissions may discourage the use of wireless communications devices, which could adversely affect our business. In addition, the FCC requires that certain transmitters, including mobile and portable transmitting devices used in wireless handsets, meet specific radio frequency exposure standards. Compliance with any new restrictions could materially increase our costs.

      Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further government regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.

      Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property underlying our tower sites. Compliance with these laws and regulations is a factor in our business. We have incurred and expect to continue to incur expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

      In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Although we have conducted environmental site assessments for only some of our owned or leased sites, we are not aware of any existing conditions that are likely to result in material costs or liabilities to us. However, there can be no assurance that such conditions do not exist or that all potential instances of soil or groundwater contamination have been identified, even where site assessments have been conducted. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

Risks Related to this Exchange Offer

There is not currently an active market for the notes and we cannot assure you that one will develop.

      There is currently no active trading market for the notes. If the notes are traded, they may trade for less than their initial offering price, depending upon prevailing interest rates, the market for similar securities, our financial condition and prospects and other factors beyond our control, including general economic conditions. We do not intend to apply for a listing or quotation of the notes. We cannot assure you as to the development or liquidity of any trading market for the notes.

There may be adverse consequences of a failure to exchange.

      Untendered outstanding old notes that are not exchanged for new notes pursuant to this exchange offer will remain restricted securities. These outstanding old notes will continue to be subject to the following restrictions on transfer:

•	outstanding old notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law,

•	outstanding old notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom, and

•	a holder of outstanding old notes who desires to sell or otherwise dispose of all or any part of its outstanding old notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

Forward-looking Statements

      This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “anticipates,” “expects,” “plans,” “intends” and similar expressions. We base these statements on certain assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under “Risk Factors,” as well as the following:

•	our substantial leverage and debt service requirements;

•	pricing, market strategies, the expansion, consolidation and other activities of competitors;

•	the effect of economic conditions in our markets;

•	customer demand; and

•	the effect of seasonal and weather fluctuations.

      All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under our Registration Rights Agreement dated as of September 26, 2003 with the initial purchasers of the old notes. We will not receive any cash proceeds from the issuance of the new notes. We will only receive old notes equal in principal amount to the principal amount of new notes that we issue in the exchange offer.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

      We initially issued $650.0 million aggregate principal amount old notes on September 26, 2003 in a private offering in reliance on Section 4(2) of the Securities Act. The initial purchasers were Lehman Brothers, Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Rabo Securities USA, Inc., Dresdner Kleinwort Wasserstein Securities LLC and SG Cowen Securities Corporation. The initial purchasers subsequently offered and sold a portion of the old notes only to “qualified institutional buyers” as defined in and in compliance with Rule 144A.

      In connection with the sale of the old notes, we entered into a registration rights agreement, which requires us:

•	to cause the old notes to be registered under the Securities Act, or

•	to file with the Securities and Exchange Commission a registration statement under the Securities Act with respect to an issue of new notes identical in all material respects to the old notes, and

•	use our best efforts to cause such registration statement to become effective under the Securities Act and

•	upon the effectiveness of that registration statement, to offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of new notes, which will be issued without a restrictive legend and which may be reoffered and resold by the holder without restrictions or limitations under the Securities Act.

      We are making the exchange offer to satisfy our obligations under the registration rights agreement. The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on our or the Depository Trust Company’s (“DTC”) books or any other person who has obtained a properly completed certificate of transfer from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.

      We have not requested, and do not intend to request, an interpretation by the staff of the Securities and Exchange Commission with respect to whether the new notes issued in the exchange offer in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe the new notes issued in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	you are not a broker-dealer who purchased old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

•	you are not our “affiliate”, or

•	you acquire the new notes in the ordinary course of your business and that you have no arrangement or understanding with any person to participate in the distribution of the new notes.

      Any holder who tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes or who is our affiliate may not rely upon such interpretations by the staff of the Securities and Exchange Commission and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Any holder to comply with such requirements may incur liabilities under the Securities Act for which the holder is not indemnified by us. Each broker-dealer (other than an affiliate of ours) that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, for a period of 180 days after the exchange date, we will make the prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or its acceptance would not comply with the securities or blue sky laws.

      By tendering in the exchange offer, you will represent to us that, among other things:

•	you are acquiring the new notes in the exchange offer in the ordinary course of your business, whether or not you are a holder,

•	you do not have an arrangement or understanding with any person to participate in the distribution of the new notes,

•	you are not a broker-dealer, or you are a broker-dealer but will not receive new notes for your own account in exchange for old notes, and neither you nor any other person is engaged in or intends to participate in the distribution of the new notes, and

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or, if you are our “affiliate,” you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      Following the completion of the exchange offer, no notes will be entitled to the liquidated damages payment applicable to the old notes. Nor will holders of notes have any further registration rights, and the old notes will continue to be subject to certain restrictions on transfer. See “— Consequences of Failure to Exchange.” Accordingly, the liquidity of the market for the old notes could be adversely affected. See “Risk Factors — There may be adverse consequences of a failure to exchange.”

      Participation in the exchange offer is voluntary and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decisions on whether to participate in the exchange offer.

Terms of the Exchange Offer

      General. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any and all old notes validly tendered and not withdrawn prior to 12:00 p.m., New York City time, on the expiration date. We will issue one new note in the principal amount of $1,000 in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes in the exchange offer.

      The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes except that the new notes will be registered under the Securities Act and, therefore, the new notes will not bear legends restricting their transfer. The new notes will be treated as a single class with any old notes that remain outstanding. We are not conditioning the exchange offer upon any minimum number of old notes being tendered for exchange.

      As of September 30, 2003 we had outstanding $650.0 million aggregate principal amount of 8 7/8% senior notes due 2013, that we issued on September 26, 2003, and $300.0 million principal amount of our 10 7/8 senior notes. At such date our subsidiary, American Cellular, had outstanding $900.0 million principal amount of 10% senior notes and $18.1 million principal amount of its 9.5% senior subordinated notes. In addition, at such date our subsidiary, Dobson/Sygnet Communications Company, had outstanding $188.5 million principal amount of 12 1/4% senior notes. We repurchased $183.3 million of these notes in October 2003.

      We are sending this prospectus, together with the letter of transmittal, to all registered holders of old notes. We have not fixed any record date for determining record holders of old notes entitled to participate in the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission. Old notes which are not tendered for exchange in the exchange offer will remain outstanding and interest will continue to accrue, but such old notes will not be entitled to any rights or benefits under the registration rights agreement.

      We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us. If we do not accept any tendered old notes for exchange because of an invalid tender or the occurrence of certain other events identified in this prospectus, we will return the certificates for the unaccepted old notes, without expense, to the tendering holder as promptly as practicable after the expiration date.

      You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes if you tender old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and expenses.”

      Expiration date; extensions; amendments. The exchange offer expires at 12:00 p.m., New York City time, on                      , 2003, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended. Although we do not intend to extend the exchange offer at this time, we reserve the right to extend the exchange offer at any time by giving oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all old notes previously tendered pursuant to the exchange offer and not withdrawn will remain subject to the exchange offer. The date of the exchange of the new notes for old notes will be as soon as practicable following the expiration date.

      We reserve the right, in our sole discretion,

•	to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions of the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

      We will, as promptly as practicable, notify you orally or in writing if there is any delay in acceptance, extension, termination or amendment. If we amend the exchange offer in any manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that we will distribute to you. We will also extend the exchange offer for a period of time, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during that period.

      In all cases we will issue new notes for old notes accepted for exchange in the exchange offer only after the exchange agent timely receives a properly completed and duly executed letter of transmittal and all other required documents. We reserve the right to waive any conditions of the exchange offer or defects or irregularities in the tender of old notes. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater number of notes than the holder desires to exchange, such unaccepted or non-exchanged old notes or substitute old notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder, unless otherwise provided in the letter of transmittal, as promptly as practicable after the expiration or termination of the exchange offer.

      Interest on the new notes. You will not receive accrued interest on old notes that are accepted for exchange at the time of exchange. However, we will pay accrued but unpaid interest on exchanged old notes on the new notes on the first interest payment date following consummation of the exchange offer.

      Procedures for tendering old notes. Your tender of old notes through one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. In order to tender old notes, you must

•	properly complete and sign a letter of transmittal or a facsimile thereof and deliver the same, together with any corresponding certificate or certificates representing the old notes being tendered and any required signature guarantees, to the exchange agent at its address set forth in the letter of transmittal on or prior to the expiration date,

•	comply with the procedure for book-entry transfer described below, or

•	comply with the guaranteed delivery procedures described below.

      You do not need to have your signature guaranteed if the tendered old notes are registered in the name of the signer of the letter of transmittal and the new notes to be issued in exchange are to be issued and any untendered old notes are to be reissued in the name of the registered holder, including any participant in DTC (also referred to as a book-entry facility) whose name appears on a security listing as the owner of old notes. In any other case you must endorse the tendered old notes or accompany them with written instruments of transfer in a form satisfactory to us and duly executed by the registered holder. In addition, the signature on the endorsement or instrument of transfer must be guaranteed by an eligible guarantor institution which is a member of one of the following recognized signature guarantee programs:

•	The Securities Transfer Agents Medallion Program (STAMP),

•	The New York Stock Exchange Medallion Signature Program (MSP), or

•	The Stock Exchange Medallion Program (SEMP).

      If the new notes or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

      You must elect, and accept the risk of, the method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent. If such delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. Do not send any letter of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

      We understand that the exchange agent has confirmed with DTC that any financial institution that is a participant in DTC’s system may utilize DTC’s Automated Tender Offer Program (“ATOP”) to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that DTC establish an account with respect to the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation (a “Book-Entry Confirmation”) of such book-entry transfer and timely receipt by the exchange agent of an agent’s message, and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of Book-Entry Confirmation, which states that:

•	DTC has received an express acknowledgment from a participant tendering old notes which are the subject of such Book-Entry Confirmation,

•	the participant has received and agrees to be bound by the terms of the letter of transmittal, and

•	we may enforce such agreement against such participant.

      A tender will be deemed to have been received as of the date when

•	the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the old notes or a confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC, is received by the exchange agent, or

•	a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

      Issuances of new notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against submission of a duly signed letter of transmittal and any other required documents and deposit of the tendered old notes.

      We will determine all questions as to the validity, form, eligibility including time of receipt, and acceptance for exchange of any tender of old notes in our reasonable judgment. Our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularity in the tender of any old notes. Neither we, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Any old notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if old notes are submitted in principal amount greater than the principal amount of old notes being tendered by such tendering holder, such unaccepted or non-exchanged old notes will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, and

•	to the extent permitted by applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

      The terms of any such purchases or offers will differ from the terms of the exchange offer.

      Guaranteed delivery procedures. If you desire to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if the exchange agent has received at its office, on or prior to the expiration date, a letter, telegram or facsimile transmission from an eligible institution

•	setting forth the name and address of the tendering holder,

•	setting forth the name(s) in which the old notes are registered and the certificate number(s) of the old notes to be tendered,

•	stating that the tender is being made thereby, and

•	guaranteeing that, within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the eligible institution, such old notes, in proper form for transfer or a confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC, will be delivered by such eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

      Unless old notes being tendered by the above-described method are deposited with the exchange agent within the time period set forth above, accompanied or preceded by a properly competed letter of transmittal and any other required documents, we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by eligible institutions for the purposes described in this paragraph are available from the exchange agent.

      Terms and conditions of the letter of transmittal. The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

      The party tendering old notes for exchange (the “transferor”) exchanges, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as the transferor’s agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire new notes issuable upon the exchange of such tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or to transfer ownership of such old notes on the account books maintained by DTC. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of such Transferor.

      By executing a letter of transmittal, each holder will make to us the representations set forth above under the heading “— Purpose and Effect of the Exchange Offer.”

      Withdrawal of tenders of old notes. Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 12:00 p.m., New York City time, on the expiration date provided the old notes have not already been accepted for exchange.

      To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 12:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must

•	specify the name of the person having deposited the old notes to be withdrawn (the “depositor”),

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes,

•	contain a statement that the holder is withdrawing its election to have such old notes exchanged,

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the transfer agent with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender, and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

      If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility. All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under “— Procedures for tendering old notes” at any time prior to the expiration date.

Conditions of the Exchange Offer

      Notwithstanding any other term of the exchange offer, or any extension of the exchange offer, we are not required to accept for exchange, or exchange new notes for, any old notes, and may terminate the exchange offer as provided herein before the acceptance of such old notes, if

•	any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in our reasonable judgment, would prohibit, restrict or otherwise render illegal consummation of the exchange offer; or

•	any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

•	there shall occur a change in the current interpretations by the staff of the Securities and Exchange Commission which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

      If we determine in our reasonable judgment that any of the above conditions are not satisfied, we may

•	refuse to accept any old notes and return all tendered old notes to the tendering holders,

•	extend the exchange offer and retain all old notes tendered prior to the expiration date, subject, however, to the right of holders to withdraw such old notes, or

•	waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered old notes which have not been withdrawn.

      If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of time, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such period.

Exchange Agent

      We have appointed Bank of Oklahoma, National Association as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By mail: Bank of Oklahoma, National Association 9520 North May Avenue, Suite 110 Oklahoma City, OK 73120	By overnight courier: Bank of Oklahoma, National Association 9520 North May Avenue, Suite 110 Oklahoma City, OK 73120	By hand: Bank of Oklahoma, National Association 9520 North May Avenue, Suite 110 Oklahoma City, OK 73120

By facsimile:

(405) 936-3964
(For eligible institutions only)
Confirm by Telephone:
(405) 936-3971

Fees and Expenses

      We will bear all fees and the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by our officers and regular employees and those of affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders.

      We have not retained any dealer-manager or other soliciting agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, the letter of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

      The cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $100,000. These expenses include fees and expenses of the exchange agent and transfer agent and registrar, accounting and legal fees and printing costs, among others.

      We will pay all transfer taxes, if any, applicable to the exchange of the old notes for new notes in the exchange offer. If, however, new notes, or old notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered or if a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

      The old notes that are not exchanged for new notes in the exchange offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such old notes may be resold only

•	to us or any of our subsidiaries,

•	to a qualified institutional buyer in compliance with Rule 144A,

•	to an institutional accredited investor that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the old notes and, if such transfer is in respect of an aggregate principal amount of old notes at the time of transfer of less than $100,000, an opinion of counsel acceptable to us that such transfer is in compliance with the Securities Act,

•	outside the United States in compliance with Rule 904 under the Securities Act,

•	pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if available, or

•	pursuant to an effective registration statement under the Securities Act.

      The liquidity of the old notes could be adversely affected by the exchange offer. Following the consummation of the exchange offer, holders of the old notes will have no further registration rights under the registration rights agreement and will not be entitled to the liquidated damages applicable to the old notes.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of interest, original issue discount, premium and to the proceeds of sales of notes made to non-United States holders, other than certain exempt recipients (such as corporations). In addition, a backup withholding tax of 31% may apply to such payments unless the non-United States holder provides appropriate certification of foreign status.

Prospective non-United States holders should consult their own tax advisors regarding the application of the new Treasury regulations to an investment in the notes.

      The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult your own tax advisor as to the specific tax consequences that would result from your purchase, ownership and disposition of the notes, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

CAPITALIZATION

      The following table sets forth our unaudited capitalization as of June 30, 2003, on an historical basis and on a pro forma basis to give effect to the American Cellular Reorganization and an as adjusted basis to give effect to the Refinancing, as though these transactions had occurred on June 30, 2003. The information presented below should be read in conjunction with “Unaudited Pro Forma Consolidated Condensed Financial Statements of Dobson,” “Selected Consolidated Financial and Other Data” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus or incorporated by reference herein.

	June 30, 2003

	Historical	Pro Forma	As Adjusted

	($ in millions)
Dobson cash and cash equivalents(1)	$256.2	$207.5	$156.9
American Cellular cash and cash equivalents	—	25.1	25.1

Total cash and cash equivalents	$256.2	$232.6	$182.0

Total debt:
Credit facilities:
DOC credit facility	$484.1	$484.1	$—
Sygnet Wireless credit facility	267.1	267.1	—
New DCS credit facility	—	—	550.0

Total credit facilities	751.2	751.2	550.0

Dobson/ Sygnet 12.25% senior notes	188.5	188.5	5.2
Dobson 10.875% senior notes, at par	300.0	300.0	300.0
American Cellular 10% senior notes	—	900.0	900.0
American Cellular 9.5% senior subordinated notes, at par	—	18.1	18.1
Dobson 8.875% senior notes due 2013	—	—	650.0

Total debt, at par	1,239.7	2,157.8	2,423.3

12.25% senior exchangeable preferred stock, at liquidation preference	354.1	354.1	107.1
13% senior exchangeable preferred stock, at liquidation preference	187.6	187.6	187.6
Series F convertible preferred stock	—	121.8	121.8
Stockholders’ equity (deficit):
Common stock	0.1	0.1	0.1
Paid in capital	892.7	1,192.8	1,192.8
Accumulated deficit(2)	(966.1)	(966.1)	(1,022.0)
Less common stock held in treasury	(26.2)	(26.2)	(26.2)

Total stockholders’ equity (deficit)	(99.5)	200.6	144.7

Total capitalization	$1,681.9	$3,021.9	$2,984.5

(1)	Represents cash and cash equivalents of Dobson and its subsidiaries other than American Cellular.

(2)	Represents the reduction in accumulated deficit and stockholders’ equity (deficit) resulting from the premiums paid to repurchase the Dobson/Sygnet 12.25% senior notes and to partially repurchase our 12.25% senior exchangeable preferred stock, and the write-off of the deferred financing costs associated with the repurchases and with the credit facility refinancings, net of tax effect.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table sets forth certain of our historical consolidated financial and other data with respect to the six months ended June 30, 2003 and June 30, 2002 and each of the five years in the period ended December 31, 2002. The consolidated financial data for the six months ended June 30, 2003 and 2002 and each of the five years in the period ended December 31, 2002 have been derived from our consolidated financial statements included herein. The historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our unaudited consolidated financial statements and the related notes thereto included herein. Our financial statements for the five years ended December 31, 2002 have been reclassified to reflect the classification of our California properties that were exchanged for AT&T Wireless’ Alaska properties as “discontinued operations.”

      We determine market penetration by dividing the number of our total subscribers at the end of the period by the estimated total population for those markets. We calculate average monthly churn rates based on the number of post-paid subscriber cancellations during the period as a percentage of the average total post-paid subscribers for the period.

      ARPU represents average monthly revenue per user, which is calculated as the sum of service revenue divided by the average number of post-paid subscribers.

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	($ in thousands, except per share and per subscriber data)
Statement of Operations Data:
Operating revenue:
Service revenue	$61,910	$164,785	$227,571	$300,024	$342,499	$166,083	$180,919
Roaming revenue	45,022	108,084	172,094	216,125	201,211	95,242	99,826
Equipment and other revenue	2,183	10,928	20,360	20,020	18,195	8,282	11,590

Total operating revenue	109,115	283,797	420,025	536,169	561,905	269,607	292,335

Operating expenses:
Cost of service (exclusive of items shown separately below)	34,847	68,217	100,682	149,763	149,069	75,541	68,578
Cost of equipment	5,451	21,037	42,662	45,914	42,143	20,444	18,979
Marketing and selling	17,460	41,342	60,505	68,274	67,561	33,856	29,805
General and administrative	18,544	43,928	58,019	66,492	72,413	35,062	35,356
Depreciation and amortization	26,739	99,547	140,770	165,454	80,050	39,445	43,583

Total operating expenses	103,041	274,071	402,638	495,897	411,236	204,348	196,301

Operating income	6,074	9,726	17,387	40,272	150,669	65,259	96,034
Interest expense	(25,387)	(98,884)	(128,839)	(135,196)	(112,648)	(57,099)	(48,732)
Other income (expense), net	2,637	3,685	9,077	11,243	(1,684)	2,691	4,496
Gain (loss) from extinguishment of debt	(3,315)	—	(32,882)	—	2,202	—	—
Minority interests in income of subsidiaries	(2,258)	(2,921)	(3,902)	(5,517)	(6,521)	(2,923)	(3,405)
Loss from investment in joint venture	—	—	(50,293)	(69,181)	(184,381)	(184,381)	—
Income tax (provision) benefit	8,344	33,563	52,612	33,733	47,868	57,027	(18,388)

Income (loss) from continuing operations	(13,905)	(54,831)	(136,840)	(124,646)	(104,495)	(119,426)	30,005

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	($ in thousands, except per share and per subscriber data)
Discontinued operations:
Income (loss) from discontinued operations, net of income taxes	(38,656)	(54,492)	(8,671)	(2,928)	17,423	10,149	7,198
(Loss) income from discontinued operations from investment in joint venture	—	—	671	(720)	(327)	(327)	—
Gain (loss) from sale of discontinued operations, net of income taxes	—	(18,248)	—	—	88,315	88,315	27,508
Gain from sale of discontinued operations from investment in joint venture	—	—	—	—	6,736	6,736	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	(33,294)	(33,294)	—
Cumulative effect of change in accounting principle from investment in joint venture	—	—	—	—	(140,820)	(140,820)	—

Net income (loss)	(52,561)	(127,571)	(144,840)	(128,294)	(166,462)	(188,667)	64,711
Dividends on preferred stock	(23,955)	(69,477)	(126,686)	(86,325)	(94,451)	(46,860)	(40,543)
Excess of carrying value over repurchase price of preferred stock	—	—	—	—	70,323	—	219,879

Net income (loss) applicable to common stockholders	$(76,516)	$(197,048)	$(271,526)	$(214,619)	$(190,590)	$(235,527)	$244,047

Basic net income (loss) applicable to common stockholders per common share:
Continuing operations	$(0.27)	$(1.00)	$(1.53)	$(1.32)	$(1.15)	$(1.31)	$0.33
Discontinued operations	(0.73)	(1.32)	(0.09)	(0.04)	1.24	1.15	0.39
Change in accounting principle	—	—	—	—	(1.92)	(1.91)	—
Dividends on and redemption of preferred stock	(0.45)	(1.27)	(1.42)	(0.92)	(0.27)	(0.51)	1.99

Total basic net income (loss) applicable to common stockholders per common share	$(1.45)	$(3.59)	$(3.04)	$(2.28)	$(2.10)	$(2.58)	$2.71

Weighted average common shares outstanding	52,773,972	54,823,354	89,417,829	93,969,310	90,671,688	91,222,067	90,183,364

Other Financial Data:
Capital expenditures, excluding cost of acquisitions	$44,617	$65,757	$109,263	$86,872	$75,371	$37,709	$50,266
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	1.3:1	1.1:1	2.0:1

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	($ in thousands, except per share and per subscriber data)
Other Data:
Subscribers (at period end)	300,700	367,100	544,800	642,700	708,600	675,200	867,600
Penetration (at period end)	7.1%	7.8%	9.5%	11.3%	12.4%	11.8%	14.2%
Average monthly churn rate	2.0%	1.8%	2.0%	2.0%	1.9%	2.0%	1.5%
ARPU	$48	$43	$42	$43	$44	$43	$42

	December 31,
						June 30,
	2002	2001	2000	1999	1998	2003

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$294,203	$161,236	$142,575	$3,608	$21,150	$256,185
Restricted cash and investments	14,197	—	26,154	49,346	75,580	10,860
Property, plant and equipment, net	271,703	268,506	249,242	158,186	146,104	318,182
Total assets	1,961,272	2,559,155	2,619,730	1,642,148	1,695,823	1,944,053
Total debt	1,273,140	1,620,881	1,690,076	1,068,857	1,104,056	1,238,044
Preferred stock, net	758,344	781,943	508,331	527,786	373,716	524,900
Stockholders’ (deficit) equity	(343,072)	(157,000)	100,107	(353,830)	(156,783)	(99,511)

(1)	For the years ended December 31, 2001, 2000, 1999 and 1998 our earnings were insufficient to cover our fixed charges by $89.2 million, $106.3 million, $88.4 million and $18.9 million respectively. We define earnings as net income (loss) before discontinued operations, extraordinary items, interest expense, amortization of deferred financing costs, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases representative of interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis presents our historic consolidated financial position and results of operations, as previously reported in our Form 8-K, filed on July 28, 2003, and our Form 10-Q for the six months ended June 30, 2003, as filed with the Securities and Exchange Commission, or the Commission, which does not reflect the impact of the offering of our old notes, the execution of the new DCS credit facility or the American Cellular Reorganization. The impact of these transactions is significant. Each financial and business analysis should be read in conjunction with our consolidated financial statements and the notes thereto, as well as our unaudited pro forma consolidated financial data and the notes thereto, included elsewhere in this prospectus.

Overview

      We are one of the largest providers of rural and suburban wireless communications systems in the United States. We began providing wireless telephone services in 1990 in Oklahoma and the Texas Panhandle. We have rapidly expanded our wireless operations with an acquisition strategy targeting underdeveloped rural and suburban areas, which have a significant number of potential customers with substantial needs for wireless communications. At June 30, 2003, our wireless systems covered a population of approximately 6.1 million and we had approximately 867,600 subscribers, with an aggregate market penetration of approximately 14.2%. We serve markets in portions of Alaska, Arizona, Kansas, Maryland, Michigan, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas and West Virginia.

      As of June 30, 2003, American Cellular’s systems covered a total population of 5.0 million and had approximately 697,500 subscribers, giving American Cellular an aggregate market penetration of 14.0%. American Cellular’s markets have demographic characteristics similar to ours and are located in portions of Illinois, Kansas, Kentucky, Michigan, Minnesota, New York, Ohio, Oklahoma, Pennsylvania, West Virginia and Wisconsin.

      Prior to the completion of the American Cellular Reorganization, we accounted for our interest in the American Cellular joint venture using the equity method of accounting. As a result, we reflected our 50% share of the American Cellular joint venture’s equity in a single line item entitled “Investment in joint venture” in our balance sheet and we reflected our 50% share of the American Cellular joint venture’s net income or losses in a single line item entitled “Loss from investment in joint venture” in our statement of operations. At June 30, 2002 and continuing through June 30, 2003, American Cellular was not in compliance with a total debt leverage ratio in its credit facility. American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and indefinite life intangible assets in accordance with Statements of Financial Accounting Standards, or SFAS, No. 142. Based on this re-evaluation, American Cellular concluded that there were impairments of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million, at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002. After recognizing our 50% ownership of the impairment at June 30, 2002, our investment in the American Cellular joint venture was written down to zero. Therefore, the additional impairment loss of $423.9 million at December 31, 2002, did not impact our results of operations or financial condition. We do not guarantee any of American Cellular’s obligations.

      On August 19, 2003, we and American Cellular consummated the American Cellular Reorganization. In connection with the restructuring plan, holders of $681.9 million principal amount of American Cellular’s outstanding senior subordinated notes received $48.7 million in cash, 43.9 million shares of our class A common stock and 681,900 shares of our series F convertible preferred stock having an aggregate liquidation preference of $121.8 million, and the tendered notes were cancelled. Also in conjunction with the American Cellular Reorganization, we paid an additional $3.4 million in cash and issued an additional 4,301 shares of our series F convertible preferred stock and 276,848 shares of our Class A common stock in payment of certain advisory fees. Upon consummation of the American Cellular Reorganization, American Cellular became our wholly-owned, indirect subsidiary. American Cellular is an unrestricted subsidiary for purposes of the indenture governing the notes and will not be subject to the restrictive covenants in the indenture. Under the indenture governing its 10% Senior Notes, American Cellular is required to file annual and quarterly reports with the Commission.

Discontinued Operations

      On June 17, 2003, we completed the exchange of our two remaining wireless properties in California for two AT&T Wireless properties in Alaska. As a part of this transaction, AT&T Wireless transferred to us all of our Series AA preferred stock that it previously held. Upon the transfer of the Series AA preferred stock, we cancelled this issue and AT&T Wireless now owns less than 5.0% of our fully diluted class A common stock. We reclassified our financial statements to reflect the operations of our California properties as discontinued operations. In addition, as a result of the completion of this transaction our operating results from June 17, 2003 through June 30, 2003 and our assets and liabilities as of June 30, 2003 for the two Alaska properties are appropriately reflected in our financial statements.

      On February 8, 2002, we completed the sale of three of our wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties include California 7 RSA, Ohio 2 RSA and Georgia 1 RSA, which cover a total population of approximately 659,000. On February 28, 2002, we completed an additional sale to Verizon Wireless in which we sold our 75% ownership interest in Arizona 5 RSA for a total purchase price of $85.0 million. Arizona 5 RSA covers a total population of approximately 199,200. In addition, on February 8, 2002, American Cellular sold Tennessee 4 RSA, which covers a total population of approximately 290,800, to Verizon Wireless for a total purchase price of $202.0 million. As a result of these sales, the results of operations, assets and liabilities of these markets during the periods presented are included as discontinued operations in our condensed consolidated financial statements. We used the proceeds from the sale of these properties primarily to pay down bank debt under the respective credit facilities.

Subscribers

      Our subscriber base contains three types of subscribers; post-paid, reseller and pre-paid. At June 30, 2003 post-paid subscribers accounted for the largest portion of our subscriber base, at 93.4%. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long-distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services; however, these subscribers are billed by a third party (reseller), who has effectively resold our service to the end user (subscriber). We in turn bill the third party for the monthly usage of the end user. At June 30, 2003 the reseller base accounted for 4.0% of our total subscriber base. Our pre-paid subscribers, which at June 30, 2003 accounted for 2.6% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.

      Our average monthly revenue per subscriber and total gross additions are calculated and reported based only on post-paid subscriber information.

Revenue

      Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.

      We derive service revenue by providing wireless services to our subscribers. The industry has experienced declining average revenue per minute as competition among wireless service providers has led to reductions in rates for airtime. The yield on our service revenue (service revenue divided by subscriber minutes-of-use) was $0.19 per minute for the six months ended June 30, 2003, and $0.23 per minute for the six months ended June 30, 2002. The yield on our service revenue was $0.22 per minute for the year ended December 31, 2002, $0.27 per minute for the year ended December 31, 2001, and $0.30 for the year ended December 31, 2000. These declines have been generally offset by significant increases in average minutes-of-use per subscriber. The average minute-of-use per subscriber increased 16.1% for the six months ended June 30, 2003 compared to 2002. The average minute minutes-of-use per subscriber increased 23.7% for the year ended December 31, 2002 compared to 2001, and 13.9% for the year ended December 31, 2001 compared to 2000. We believe that the industry trend toward increasing minutes-of-use per subscriber will continue to offset declining revenues per minute-of-use due to the continued popularity of calling plans which offer a large number of included minutes and the enhanced service capacity of recently developed digital networks.

      We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers “roam” into our markets and use our systems to carry their calls. Roaming accounted for 34.1% of our operating revenue for the six months ended June 30, 2003, 35.3% for the six months ended June 30, 2002. Roaming revenue accounted for 35.8% of our operating revenue for the year ended December 31, 2002, 40.3% of our operating revenue for the year ended December 31, 2001 and 41.0% or our operating revenue for the year ended December 31, 2000. Roaming revenues have typically had higher margins than revenues from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to network operations, billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, even though roaming revenue yields have offered higher margins than revenue from our subscribers, the yields are declining and are becoming more comparable to yields from our subscribers due to increased market pressures and competition between wireless providers. Our roaming yield (roaming service revenues, which includes airtime, toll charges and surcharges, divided by roaming minutes of use) was $0.22 per minute for the six months ended June 30, 2003, and $0.26 per minute for the six months ended June 30, 2002. Roaming yield was $0.25 per minute for the year ended December 31, 2002, $0.35 per minute for the year ended December 31, 2001 and $0.42 per minute for the year ended December 31, 2000. We believe that the trend of increasing roaming minutes will continue to at least partially offset declining roaming yields. Roaming minutes increased 23.5% for the six months ended June 30, 2003 compared to 2002. Roaming minutes also increased 31.7% for the year ended December 31, 2002 compared to 2001, and 51.8% for the year ended December 31, 2001 compared to 2000. Roaming yields are decreasing as a result of new contracts and scheduled rate reductions in existing contracts. We believe these roaming contracts are beneficial because they secure existing traffic and provide opportunity for a continuing increase in the volume of traffic. Roaming revenue tends to be impacted by seasonality. We typically have higher roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more during the spring and summer months.

      We include long-distance revenue in service revenue and roaming revenue. Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Our ability to sell wireless equipment is independent of our ability to offer wireless services to our customers; therefore, we consider equipment sales to be a separate earnings process and account for it accordingly.

Costs and Expenses

      Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.

      Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as “roaming costs”. Consistent with the trend of declining roaming revenue per minute, our roaming expense per minute has declined as well. This decline in expense per minute has contributed significantly to the recent trend of declining cost of service.

      Our cost of equipment represents the cost associated with telephone equipment and accessories sold to customers. In recent years, we and other wireless providers have increased the use of discounts on phone equipment and free phone promotions, as competition between service providers has intensified. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased revenue from increases in the number of wireless subscribers.

      Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent sales agents for new business generated.

      Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections, and corporate administration. We provide management and certain other services to our 50% owned subsidiary, American Cellular, in accordance with a management agreement. Therefore, our corporate and shared call center costs incurred by American Cellular and us are shared and allocated primarily based on our estimated subscribers and the populations in our respective licensed areas.

      Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain intangible assets.

Critical Accounting Policies and Practices

      It is necessary that we use estimates in the presentation of our financial statements with respect to the effect of matters that are inherently uncertain. Our use of estimates and assumptions affects the reported amounts of assets, liabilities, and the amount of revenues and expenses we recognize for and during the reporting period.

      Our general and administrative expenses and certain other operating expenses include all infrastructure costs, including costs for customer support, billing, collections and corporate administration. We provide management and certain other services to all of our subsidiaries, including our 50% owned subsidiary, American Cellular, under the terms of a management agreement. As a result, we share our corporate and shared call center costs with our subsidiaries allocated primarily on the estimated subscribers and populations in our respective licensed areas. If there were a change in the method used to allocate shared costs among us and our subsidiaries, the change could have a significant impact on our results of operations.

      We depreciate our property, plant and equipment and amortize our customer lists and certain other intangible assets over their useful lives. These useful lives are based on our estimates of the period that the assets will generate revenue. Our policy was to review the carrying value of our long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With the January 2002 implementation of SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires companies to cease the amortization of existing goodwill and intangible assets with indefinite lives, we reassessed the useful lives of our intangible assets. A significant portion of our intangible assets is classified as “Wireless license acquisition costs,” which represents our costs associated with acquiring our FCC licenses. These licenses allow us to provide wireless services by giving us the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, we have determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, our wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety on January 1, 2002, we ceased the amortization of wireless license acquisition costs and now test for impairment of wireless license acquisition costs at least annually and only adjust the carrying amount of these intangible assets upon an impairment of wireless license acquisition costs. We also determine on an annual basis whether facts and circumstances continue to support an indefinite useful life.

      This change in policy has and may continue to have a significant impact to our results of operations and financial position. Through December 31, 2001, as stated above, our accounting policy for impairment of long-lived assets was to review the carrying value of our long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such circumstances were deemed to exist, the carrying value of the asset would be compared to the estimated undiscounted future cash flows generated by the asset. Our definite life assets will continue to be amortized over their estimated useful lives and are subject to the same impairment criteria. As a result of fully implementing SFAS No. 142 on January 1, 2002, we are now required to evaluate the carrying value of our indefinite life intangible assets using their fair values, at least annually. To complete this evaluation, we first performed a comparison of the carrying amount of our wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is our policy to aggregate our wireless license acquisition costs. We determined the fair value of our wireless license acquisition costs based on their estimated future discounted cash flows. Based on the comparison we performed upon implementation, we determined that the carrying amount of our wireless license acquisition costs exceeded their estimated fair value. Therefore, upon implementation of this new pronouncement in its entirety, we recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of our wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect our 50% share in the write down to their fair value of the wireless license acquisition costs of our then 50%-owned subsidiary, American Cellular.

Results of Operations

      The financial statement numbers have been rounded; however, the percentage changes are based on the actual financial statement numbers.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

      Operating revenue. For the six months ended June 30, 2003, our total operating revenue increased $22.7 million, or 8.4%, to $292.3 million from $269.6 million for the comparable period in 2002. The following table sets forth the components of our operating revenue for the periods indicated:

	Six Months Ended June 30,

	2003		2002

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Service revenue	$180,919	61.9%	$166,083	61.6%
Roaming revenue	99,826	34.1%	95,242	35.3%
Equipment and other revenue	11,590	4.0%	8,282	3.1%

Total	$292,335	100.0%	$269,607	100.0%

      For the six months ended June 30, 2003, our service revenue increased $14.8 million, or 8.9%, to $180.9 million from $166.1 million for the six months ended June 30, 2002. This increase was primarily attributable to our increased subscriber base. Our average subscriber base increased 8.9% to 705,100 for the six months ended June 30, 2003 from 647,400 for the six months ended June 30, 2002. Our average monthly service revenue per subscriber decrease to $42 at June 30, 2003 compared to $43 for the six months ended June 30, 2002 due to increased competition and market pressure.

      For the six months ended June 30, 2003, our roaming revenue increased $4.6 million, or 4.8%, to $99.8 million from $95.2 million for the six months ended June 30, 2002. This increase was attributable to a 23.5% increase in roaming minutes in our existing markets due to expanded coverage areas and increased usage, offset by a 15.7% decline in our roaming revenue per minute-of-use.

      For the six months ended June 30, 2003, our equipment and other revenue increased $3.3 million, or 40.0%, to $11.6 million from $8.3 million for the six months ended June 30, 2002 primarily due to increases in amounts charged to our affiliates for the increased use of shared assets.

      Cost of service. For the six months ended June 30, 2003, our total cost of service decreased $6.9 million, or 9.2%, to $68.6 million from $75.5 million for the comparable period in 2002. The following table sets forth the components of our cost of service for the periods indicated:

	Six Months Ended June 30,

	2003		2002

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Network costs	$41,214	60.1%	$40,897	54.1%
Roaming costs	27,364	39.9%	34,644	45.9%

Total cost of service	$68,578	100.0%	$75,541	100.0%

      For the six months ended June 30, 2003, our network costs, which are the costs incurred from operating our wireless network and providing service to our customers, increased slightly by $0.3 million to $41.2 million from $40.9 million for the comparable period in 2002. This increase was primarily the result of an increase in wholesale toll charges, due to increases in customer usage, and an increase in rent incurred from our cell site leases as a result of the continued build-out of our network, all offset by decreases resulting from credits received from certain of our network service providers and renegotiated lower local access rates charged to us by third-party providers for use of local access across the network.

      For the six months ended June 30, 2003, roaming costs decreased by $7.2 million, or 21.0%, to $27.4 million from $34.6 million compared to the same period in 2002. This decrease was the result of a 27.9% decline in rates charged by those providers resulting from new lower rate agreements, offset by a 6.2% increase in the minutes used by our customers on third-party wireless providers’ networks.

      Cost of equipment. For the six months ended June 30, 2003, our cost of equipment decreased $1.4 million, or 7.2%, to $19.0 million during 2003 from $20.4 million in 2002 as a result of a decrease in gross subscriber additions. Gross subscriber additions were 78,800 during the six months ended June 30, 2003 compared to 110,100 gross subscriber additions during the six months ended June 30, 2002.

      Marketing and selling costs. For the six months ended June 30, 2003, our marketing and selling costs decreased $4.1 million, or 12.0%, to $29.8 million from $33.9 million for the six months ended June 30, 2002. In addition, as a percentage of total operating revenue, marketing and selling costs decreased to 10.2% for the six months ended June 30, 2003 from 12.6% for the six months ended June 30, 2002, as a result of a decrease in gross subscriber additions.

      General and administrative costs. For the six months ended June 30, 2003, our general and administrative costs increased $0.3 million, or 0.1%, to $35.4 million from $35.1 million for the six months ended June 30, 2002. This increase was primarily the result of increased infrastructure costs, including customer service, billing, collections and administrative costs as a result of the overall growth of our business, offset by reductions in bad debt expense as a result of improved collections and efficiencies gained from further integration of acquired companies and increased economies of scale. Our average monthly general and administrative costs per average subscriber decreased 10.7% to approximately $8 for 2003 compared to approximately $9 for 2002.

      Depreciation and amortization expense. For the six months ended June 30, 2003, our depreciation and amortization expense increased $4.2 million, or 10.5%, to $43.6 million from $39.4 million for 2002. This increase is a result of additional depreciation on fixed assets acquired in 2002 and the first six months of 2003.

      Interest expense. For the six months ended June 30, 2003, our interest expense decreased $8.4 million, or 14.7%, to $48.7 million from $57.1 million for the six months ended June 30, 2002. The decrease resulted primarily from the reduction of our outstanding balance on our credit facility and decreased variable interest rates as a result of lower interest rates and the expiration of our hedges.

      Other income, net. For the year ended June 30, 2003, our other income increased by $1.8 million, or 67.1%, to $4.5 million from $2.7 million for the year ended June 30, 2002 due to an increase in interest income.

      Minority interests in income of subsidiaries. For the six months ended June 30, 2003, our minority interests in income of subsidiaries increased $0.5 million, or 16.5% to $3.4 million from $2.9 million in 2002. This increase was attributable to the increased income earned from our subsidiaries in established markets in which we do not own a 100% interest.

      Loss from investment in joint venture. For the six months ended June 30, 2002 we incurred a loss, net of income tax benefits before discontinued operations and cumulative effect of change in accounting principle, from our American Cellular joint venture totaling $184.4 million. This loss represents our proportionate loss in American Cellular, limited to our investment in American Cellular.

      Discontinued operations. For the six months ended June 30, 2003, we had income from discontinued operations (including the gain on the sale) of $34.7 million compared to income and gain on sale of $98.5 million in 2002. Discontinued operations during 2003 relate to the market swap with AT&T Wireless, while discontinued operations in 2002 relate to both the market swap with AT&T Wireless and the markets sold to Verizon Wireless.

      Cumulative effect of change in accounting principle. For the six months ended June 30, 2002, we recognized a total impairment on our wireless license acquisition costs of approximately $174.1 million, net of tax benefit, as a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets.” Of this total, $33.3 million reflects our impairment and $140.8 million reflects the impairment from our 50% interest in American Cellular

      Net Income (loss). For the six months ended June 30, 2003, our net income was $64.7 million. Our net income increased $253.4 million, from a net loss of $188.7 million for the six months ended June 30, 2002. The increase in our net income was primarily attributable to our loss recognized in 2002 from the cumulative effect of change in accounting principle and on our loss from investment in joint venture, offset by the gain from the sale of discontinued operations.

      Dividends on preferred stock. For the six months ended June 30, 2003, our dividends on preferred stock decreased $6.4 million, or 13.5%, to $40.5 million from $46.9 million for the six months ended June 30, 2002. The decrease in dividends issued during the six months ended June 30, 2003, is a result of reductions in the number of shares of our preferred stock outstanding due to redemptions of our preferred stock in 2002 and 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Operating revenue. For the year ended December 31, 2002, our total operating revenue increased $25.7 million, or 4.8%, to $561.9 million from $536.2 million for the comparable period in 2001. The following table sets forth the components of our operating revenue for the periods indicated:

	Year Ended December 31,

	2002		2001

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Service revenue	$342,499	61.0%	$300,024	56.0%
Roaming revenue	201,211	35.8%	216,125	40.3%
Equipment and other revenue	18,195	3.2%	20,020	3.7%

Total	$561,905	100.0%	$536,169	100.0%

      For the year ended December 31, 2002, our service revenue increased $42.5 million, or 14.2%, to $342.5 million from $300.0 million for the year ended December 31, 2001. The increase in revenue was primarily attributable to increased market penetration and subscriber usage. Our subscriber base increased

10.3% to 708,600 at December 31, 2002 from 642,700 at December 31, 2001. Even though we have experienced increased competition and market pressure, our average monthly service revenue per subscriber increased to $44 for the year ended December 31, 2002 compared to $43 for the year ended December 31, 2001, because our average monthly service revenue per subscriber continues to be positively impacted by changes in the mix of digital and analog subscribers in our subscriber base. On December 31, 2002, 87.6% of our subscriber base was on digital rate plans compared to 74.3% at December 31, 2001. Our digital subscribers tend to use more minutes in a larger home area than our analog subscribers.

      For the year ended December 31, 2002, our roaming revenue decreased $14.9 million, or 6.9%, to $201.2 million from $216.1 million for the year ended December 31, 2001. This decline in revenue was attributable to a 28.6% decline in our roaming revenue per minute-of-use, partially offset by a 31.7% increase in roaming minutes in its markets. As previously described, both the increase in roaming minutes, along with the decline in our roaming yield have resulted from roaming agreements we have entered into which encourage our roaming partners to send us additional traffic by offering them reduced roaming rates.

      For the year ended December 31, 2002, our equipment and other revenue decreased $1.8 million, or 9.1%, to $18.2 million from $20.0 million for the year ended December 31, 2001 despite the fact that our total gross subscriber additions have continued to increase. This decline in revenue is primarily due to the slow-down in the migration of existing subscribers from analog to digital service. Gross subscriber additions were 218,700 for the year ended December 31, 2002 compared to 230,400 for the year ended December 31, 2001, and the migration of subscribers from analog to digital service was 46,000 for the year ended December 31, 2002 compared to 58,300 for the year ended December 31, 2001.

      Cost of Service. For the year ended December 31, 2002, our total cost of service decreased $0.7 million, or 0.5%, to $149.1 million from $149.8 million for the comparable period in 2001. The following table sets forth the components of our cost of service for the periods indicated:

	Year Ended December 31,

	2002		2001

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Network costs	$85,182	57.1%	$74,799	49.9%
Roaming costs	63,887	42.9%	74,964	50.1%

Total cost of service	$149,069	100.0%	$149,763	100.0%

      For the year ended December 31, 2002, our network costs, which are the costs we incurs from operating our wireless network and providing service to our customers, increased $10.4 million, or 13.9%, to $85.2 million from $74.8 million for the comparable period in 2001. This increase was primarily the result of an increase in wholesale toll charges, due to increases in customer usage, and an increase in rent incurred from our cell site leases as a result of the continued build-out of our network.

      For the year ended December 31, 2002, roaming costs decreased by $11.1 million, or 14.8%, to $63.9 million from $75.0 million compared to the same period in 2001. This decrease was the result of a 28.6% decline in rates charged by our roaming providers resulting from new lower rate agreements, offset by a 21.3% increase in the minutes used by our customers on third-party wireless providers networks.

      Cost of equipment. For the year ended December 31, 2002, our cost of equipment decreased $3.8 million, or 8.2%, to $42.1 million during 2002 from $45.9 million in 2001, primarily from a slow-down in the migration of existing subscribers from analog to digital service.

      Marketing and selling costs. For the year ended December 31, 2002, our marketing and selling costs decreased $0.7 million, or 1.0%, to $67.6 million from $68.3 million for the year ended December 31, 2001. This decrease in our marketing and selling costs was primarily the result of gross subscriber additions remaining fairly constant and the costs associated with sales compensation reducing slightly.

      General and administrative costs. For the year ended December 31, 2002, our general and administrative costs increased $5.9 million, or 8.9%, to $72.4 million from $66.5 million for the year ended December 31, 2001. This increase was primarily the result of increased infrastructure costs, including customer service, billing, collections and administrative costs as a result of the overall growth of our business. Our average monthly general and administrative costs per subscriber remained constant at $9 for 2002 and 2001.

      Depreciation and amortization expense. For the year ended December 31, 2002, our depreciation and amortization expense decreased $85.4 million, or 51.6%, to $80.1 million from $165.5 million for 2001. This decline in expense is a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets”, which required companies to stop amortizing existing goodwill and intangible assets with indefinite lives effective January 1, 2002. Under this new rule we treat our wireless license acquisition costs as indefinite life intangible assets. For the year ended December 31, 2001, the aggregate amount of amortization expense attributable to our wireless license acquisition costs was $92.1 million.

      Interest expense. For the year ended December 31, 2002, our interest expense decreased $22.6 million, or 16.7%, to $112.6 million from $135.2 million for the year ended December 31, 2001. This decline in expense resulted primarily from the reduction of our outstanding balance on our credit facilities and lower variable interest rates.

      Other (expense) income, net. For the year ended December 31, 2002, our other income decreased by $12.9 million to a loss of $1.7 million from $11.2 million for the year ended December 31, 2001 due to a decrease in interest income.

      Gain (loss) from extinguishment of debt. For the year ended December 31, 2002, we had a gain from extinguishment of debt of $1.4 million, net of tax expense, which resulted primarily from the repurchase of $11.5 million in principal amount of Dobson/ Sygnet senior notes for the purchase price of $8.9 million.

      Minority interests in income of subsidiaries. For the year ended December 31, 2002, our minority interests in income of subsidiaries increased $1.0 million, or 18.2%, to $6.5 million from $5.5 million in 2001. This increase was attributable to the increased income earned from our subsidiaries in which we do not own a 100% interest.

      Loss from investment in joint venture. For the year ended December 31, 2002, our loss from investment in joint venture increased $115.2 million, to $184.4 million, from $69.2 million for the year ended December 31, 2001. This increase is primarily from impairments of goodwill recognized by American Cellular.

      Income from discontinued operations. For the year ended December 31, 2002, we had income from discontinued operations of $17.4 million, net of income tax expense, compared to loss of $2.9 million, net of income tax expense, for the year ended December 31, 2001. This increase is primarily a result of a gain of $88.3 million from the sale of the markets to Verizon Wireless during February 2002.

      Income (loss) from discontinued operations from investment in joint venture. For the year ended December 31, 2002, we had loss from discontinued operations from investment in joint venture of $0.3 million compared to a loss from discontinued operations from investment in joint venture of $0.7 million for the year ended December 31, 2001. This increase in income is the result of a gain of $6.7 million from the sale of Tennessee 4 RSA to Verizon Wireless during February 2002.

      Cumulative effect of change in accounting principle. For the year ended December 31, 2002, we recognized a total impairment on our wireless license acquisition costs of $174.1 million, net of tax benefit, as a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets”. Of this total, $33.3 million reflects our impairment and $140.8 million reflects our share of the impairment from our 50% interest in American Cellular.

      Net loss. For the year ended December 31, 2002, our net loss was $166.5 million. Our net loss increased $38.2 million, or 29.8%, from $128.3 million for the year ended December 31, 2001. The increase in our net loss was primarily attributable to our cumulative effect of change in accounting principle and our loss from investment in joint venture, offset by the gain from the sale of discontinued operations.

      Dividends on preferred stock. For the year ended December 31, 2002, our dividends on preferred stock increased $8.2 million, or 9.4%, to $94.5 million from $86.3 million for the year ended December 31, 2001. This increase was primarily the result of accrued dividends related to our issuance of 200,000 shares of our Series AA preferred stock on February 8, 2001, and the additional dividends accumulating on our 12.25% and 13% senior exchangeable preferred stock.

      Excess of carrying value over repurchase price of preferred stock. During 2002, we acquired shares of our 12.25% senior exchangeable preferred stock having a carrying value of $40.3 million and shares of our 13% senior exchangeable preferred stock having a carrying value of $68.7 million through repurchases, including dividends issued on the repurchased shares after the date of repurchase, for an aggregate purchase price of $38.7 million. This resulted in an excess of carrying value over the repurchase price totaling $70.3 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Operating revenue. For the year ended December 31, 2001, our total operating revenue increased $116.2 million, or 27.7%, to $536.2 million from $420.0 million for the comparable period in 2000. The following table sets forth the components of our operating revenue for the periods indicated:

	Year Ended December 31,

	2001		2000

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Service revenue	$300,024	56.0%	$227,571	54.2%
Roaming revenue	216,125	40.3%	172,094	41.0%
Equipment and other revenue	20,020	3.7%	20,360	4.8%

Total	$536,169	100.0%	$420,025	100.0%

      For the year ended December 31, 2001, our service revenue increased $72.4 million, or 31.8%, to $300.0 million from $227.6 million for the year ended December 31, 2000. Of the increase, $14.3 million was attributable to markets acquired during 2000. The remaining increase of $58.1 million was primarily attributable to our increased subscriber base and higher average monthly service revenue per subscriber. Our subscriber base increased 18.0% to 642,700 at December 31, 2001 from 544,800 at December 31, 2000. Even though we have experienced increased competition and market pressure, our average monthly service revenue per subscriber increased to $43 for the year ended December 31, 2001 compared to $42 for the year ended December 31, 2000, because we average monthly service revenue per subscriber continues to be positively impacted by changes in the mix of digital and analog subscribers in our subscriber base. On December 31, 2001, 74.3% of our subscriber base was on digital rate plans compared to 42.3% at December 31, 2000. Our digital subscribers tend to use more minutes in a larger home area than our analog subscribers.

      For the year ended December 31, 2001, our roaming revenue increased $44.0 million, or 25.6%, to $216.1 million from $172.1 million for the year ended December 31, 2000. Of the increase, $16.3 million was attributable to markets acquired during 2000. The remaining increase of $27.7 million was attributable to a 51.8% increase in roaming minutes in our existing markets due to expanded coverage areas and usage in these markets, offset by a 16.7% decline in our roaming revenue per minute-of-use. As previously described, both the increase in roaming minutes, along with the decline in our roaming yield have resulted from roaming agreements we have entered into which encourage our roaming partners to send us additional traffic by offering them reduced roaming rates.

      For the year ended December 31, 2001, our equipment and other revenue decreased $0.4 million, or 1.7%, to $20.0 million from $20.4 million for the year ended December 31, 2000 due to increased discounts on sales of equipment as a result of market competition.

      Cost of service. For the year ended December 31, 2001, our total cost of service increased $49.1 million, or 48.7%, to $149.8 million from $100.7 million for the comparable period in 2000. The following table sets forth the components of its cost of service for the periods indicated:

	Year Ended December 31,

	2001		2000

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Network costs	$74,799	49.9%	$50,733	50.4%
Roaming costs	74,964	50.1%	49,949	49.6%

Total cost of service	$149,763	100.0%	$100,682	100.0%

      For the year ended December 31, 2001, our network costs, which are the costs we incur from operating our wireless network and providing service to our customers, increased $24.1 million, or 47.4%, to $74.8 million from $50.7 million for the comparable period in 2000. Of this increase, $9.4 million was attributed to markets acquired during 2000. The remaining increase of $14.7 million was primarily the result of increases in network costs such as leased circuits, interconnection charges and wholesale toll charges, due to increased usage by our subscribers, along with increases in rent incurred from our cell site leases as a result of the continued build-out of our network.

      For the year ended December 31, 2001, roaming costs increased by $25.1 million, or 50.1%, to $75.0 million from $49.9 million in the same period in 2000. This increase was the result of an 90.2% increase in the minutes used by our customers on third-party wireless providers networks, offset by a 20.0% decline in rates charged by those providers resulting from new lower rate agreements.

      Cost of equipment. For the year ended December 31, 2001, our cost of equipment increased $3.2 million, or 7.6%, to $45.9 million during 2001 from $42.7 million in 2000, primarily from an increase in the volume of equipment sold due to the growth in subscriber additions and the migration of subscribers from analog to digital service.

      Marketing and selling costs. For the year ended December 31, 2001, our marketing and selling costs increased $7.8 million, or 12.8%, to $68.3 million from $60.5 million for the year ended December 31, 2000. This was a result of an increase in gross subscriber additions. We had 230,400 gross subscriber additions during the year ended December 31, 2001 compared to 194,200 gross subscriber additions during the year ended December 31, 2000, which is an increase of 18.6%. Gross subscriber additions do not include subscribers acquired through business acquisitions.

      General and administrative costs. For the year ended December 31, 2001, our general and administrative costs increased $8.5 million, or 14.6%, to $66.5 million from $58.0 million for the year ended December 31, 2000. For the year ended December 31, 2001, general and administrative costs of $3.7 million were attributable to markets acquired in 2000. The remaining increase of $4.8 million was the result of increased infrastructure costs, including customer service, billing, collections and administrative costs as a result of the overall growth of our business. Our monthly general and administrative costs per subscriber decreased to $9 for 2001 compared to $10 for 2000. This decrease in general and administrative costs per subscriber was primarily from efficiencies gained from the integration of acquired companies.

      Depreciation and amortization expense. For the year ended December 31, 2001, our depreciation and amortization expense increased $24.7 million, or 17.5%, to $165.5 million from $140.8 million for 2000. The increase is a result of additional depreciation on fixed assets acquired in 2001 and 2000 and intangible assets acquired in 2000.

      Interest expense. For the year ended December 31, 2001, our interest expense increased $6.4 million, or 4.9%, to $135.2 million from $128.8 million for the year ended December 31, 2000. The increase resulted primarily from our increased interest rates incurred as a result of the interest rate hedge on the existing DOC credit facility.

      Other income, net. For the year ended December 31, 2001, our other income, which includes interest income and income from partnerships, increased by $2.1 million to $11.2 million from $9.1 million for the year ended December 31, 2000.

      Gain (loss) from extinguishment of debt. For the year ended December 31, 2000, we incurred a loss from extinguishment of debt of $32.9 million. This loss was a result of a tender premium paid on the early redemption of its 11.75% senior notes and the write off of previously capitalized financing costs associated with the 11.75% senior notes and the previous DOC and DCOC credit facilities, which were refinanced in January 2000.

      Minority interests in income of subsidiaries. For the year ended December 31, 2001, our minority interests in income of subsidiaries increased $1.6 million, or 41.4%, to $5.5 million from $3.9 million in 2000. This increase was attributable to the increased income earned from our subsidiaries in which we do not own a 100% interest.

      Loss from investment in joint venture. For the year ended December 31, 2001, we incurred a loss, net of income tax benefits, from the American Cellular joint venture totaling $69.2 million compared to a net loss of $50.3 million for the year ended December 31, 2000. These losses represent our proportionate loss in American Cellular.

      Income (loss) from discontinued operations. For the year ended December 31, 2001, we had loss from discontinued operations of $2.9 million, net of income tax expense, compared to a loss of $8.7 million, net of income tax benefit, for the year ended December 31, 2000. This decrease of $5.8 million in our loss from discontinued operations is primarily due to an increase in operating income of $13.6 million, offset by an increase in interest expense of $2.3 million relating to the markets, which we sold to Verizon Wireless during February 2002 and the California markets exchanged to AT&T Wireless in June 2003.

      (Loss) income from discontinued operations from investment in joint venture. For the year ended December 31, 2001, we had a loss from discontinued operations from investment in joint venture of $0.7 million, compared to income of $0.7 million for the year ended December 31, 2000. This increase of $1.4 million in our loss from discontinued operations from investment in joint venture reflects our 50% share of the increased losses from the Tennessee 4 RSA market, which was sold to Verizon Wireless on February 8, 2002.

      Net loss. For the year ended December 31, 2001, our net loss was $128.3 million. Our net loss decreased $16.5 million, or 11.4%, from $144.8 million for the year ended December 31, 2000. The decrease in our net loss was primarily attributable to an increase in operating income of $22.9 million, offset by an increase in interest expense of $6.4 million during 2001 and the extraordinary expense of $20.4 million for the year ended December 31, 2000.

      Dividends on preferred stock. For the year ended December 31, 2001, dividends on our preferred stock decreased $40.4 million, or 31.9%, to $86.3 million from $126.7 million for the year ended December 31, 2000. This decrease was primarily the result of a $60.4 million dividend recognized upon the conversion of our class D preferred stock into class E preferred stock and old class A common stock, which occurred in the first quarter of 2000, offset by dividends related to our issuance of 200,000 shares of our Series AA preferred stock on February 8, 2001.

Liquidity and Capital Resources

      We have required, and will likely continue to require, substantial capital to further develop, expand and upgrade our wireless systems and those we may acquire. We have financed our operations through cash flows from operating activities, bank debt and the sale of debt and equity securities.

Cash Flow Activities

      At June 30, 2003, we had working capital of $156.8 million, a ratio of current assets to current liabilities of 1.8:1 and an unrestricted cash balance of $256.2 million, which compares to working capital of $173.7 million, a ratio of current assets to current liabilities of 1.9:1 and an unrestricted cash balance of $294.2 million at December 31, 2002.

      Our net cash provided by operating activities was $103.1 million for the six months ended June 30, 2003 compared to net cash used in operating activities of $51.2 million for the six months ended June 30, 2002. The increase was primarily due to an increase in our income from continuing operations and changes in our current assets and liabilities.

      Our net cash provided by operating activities was $171.1 million for 2002 compared to $59.4 million for 2001 and $46.5 million for 2000. The increase of $111.7 million from 2001 to 2002 was primarily due to increases in operating income. The increase of $12.9 million from 2000 to 2001 was primarily due to an increase in operating income and decreases in operating cash flow from changes in current assets and liabilities.

      Our net cash used in investing activities totaled $53.9 million for the six months ended June 30, 2003, compared to net cash provided by investing activities of $382.0 million for the six months ended June 30, 2002. Net cash provided by investing activities in the six months ended June 30, 2002 includes the net proceeds from the sale of certain markets to Verizon Wireless for a total of approximately $349.7 million, less approximately $14.1 million reserved in escrow.

      Our net cash provided by investing activities was $361.8 million for the year ended December 31, 2002, while our net cash used in investing activities was $174.2 million for the year ended December 31, 2001 and $988.8 million for the year ended December 31, 2000. The net cash provided by investing activities for the year ended December 31, 2002 was primarily due to our refund of deposits of $107.3 million for the eleven licenses in the FCC auction and net proceeds from the sale of certain markets to Verizon Wireless for a total of $349.7 million, less $14.1 million reserved in escrow. Our net cash used in investing activities for the year ended December 31, 2000 was higher compared to 2002 and 2001 due to the purchase of wireless licenses and properties for $368.7 million and investment in joint venture of $382.5 million. Our capital expenditures were $75.6 million for the year ended December 31, 2002, $86.9 million for the year ended December 31, 2001 and $109.3 million for the year ended December 31, 2000.

      Our net cash used in financing activities was $87.2 million for the six months ended June 30, 2003 compared to $351.9 million for the six months ended June 30, 2002. Financing activity sources for the six months ended June 30, 2003 include repayments of long-term debt totaling $35.2 million and the redemption of $36.6 million of preferred stock. For the six months ended June 30, 2002, net cash used in financing activities consisted of repayments of long-term debt totaling $676.5 million, offset by proceeds of long-term debt totaling $336.0 million.

      Our net cash used in financing activities was $400.0 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $133.4 million for the year ended December 31, 2001 and $1.1 billion for the year ended December 31, 2000. Financing activity sources for the year ended December 31, 2002 consisted primarily of proceeds from long-term debt of $389.5 million, which was offset by repayments of long-term debt totaling $725.9 million, purchases of preferred stock of $38.7 million, purchases of common stock of $7.8 million and purchases of Dobson/ Sygnet senior notes of $8.9 million.

      Our operations have generated significant federal net operating loss carryforwards which we intend to utilize to offset some portion of our taxable income in the future. We may be limited in our ability to use these carryforwards in any one year due to past ownership changes related to our businesses. Our ability to utilize these net operating loss carryforwards could be further limited if we experience an ownership change in the future.

Capital Resources

DOC Credit Facility

      On January 14, 2000, DOC obtained an $800.0 million credit facility which was increased by $125.0 million to $925.0 million on May 1, 2000. Certain of our subsidiaries and we have guaranteed this credit facility.

      At June 30, 2003, this credit facility included a $300.0 million revolving credit facility and $279.5 million remaining of term loan facilities. These loans begin to mature in 2007. As of June 30, 2003, we had $484.1 million outstanding under this credit facility and $95.5 million of additional borrowings available.

      Advances bear interest, at our option, at a prime rate or LIBOR formula. The weighted average interest rate was 3.4% for the six months ended June 30, 2003. The weighted average interest rate was 4.3% for the twelve months ended December 31, 2002. Our obligations under the credit facility are secured by:

•	a pledge of our ownership interest in DOC;

•	stock and partnership interests of certain of DOC’s subsidiaries; and

•	liens on substantially all of the assets of DOC and its restricted subsidiaries, including FCC licenses, but only to the extent such licenses can be pledged under applicable law.

      The credit facility contains a number of restrictive covenants that, among other things, limit our ability to incur additional indebtedness, create liens, make capital expenditures and pay dividends. In addition, we are required to maintain certain financial ratios with respect to the borrower and certain of its subsidiaries. At June 30, 2003, we were in compliance with all required financial ratios.

      Concurrently with the offering of the old notes, we refinanced and replaced all outstanding borrowings under this facility, and we entered into a $30 million interim revolving credit facility to provide revolving credit availability.

     DCS Credit Facility

      On October 23, 2003 we caused Sygnet Wireless to be merged with and into DCS, and caused DCS immediately thereafter to terminate its $30 million revolving credit facility and replace it with a new senior secured credit facility consisting of:

•	a 6-year $150.0 million senior secured revolving credit facility,

•	a 6.5-year $550.0 million senior secured term loan facility.

      The new DCS credit facility is guaranteed by us, DOC and each of DCS’s direct and indirect subsidiaries and is secured by a first priority security interest in all equity interests of DOC and DCS, and of the tangible and intangible assets of DCS.

      Under specified terms and conditions, including covenant compliance, the amount available under the new DCS credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than two requests to increase the amount of the credit facility and with respect to the revolving credit facility, it must be made at least 12 months prior to the credit termination date and with respect to the term loan facility, it must be made within 24 months of the closing date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the new DCS credit facility.

      Under the new DCS credit facility, there are mandatory scheduled principal or amortization payments of the term loan facility and no reductions in commitments under the revolving credit facility. The term loan facility will amortize 1% per annum for the first 5.5 years and in equal quarterly installments for the balance in the final year. The revolving credit facility is scheduled to mature in April 2009 and the term loan facility is scheduled to mature in April 2010. However, if we have not refinanced or repaid our 10.875% senior notes by January 31, 2010, then the term loan facility will mature on January 31, 2010.

      DCS will also be required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon any material sale of assets.

      The DCS credit agreement contains covenants that, subject to specified exceptions, restrict our ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	incur contingent liabilities and liens;

•	merge with or acquire other companies or be subject to a change of control;

•	make loans or advances or stock repurchases;

•	engage in transactions with affiliates; and

•	make investments.

Dobson/ Sygnet Senior Notes

      Prior to September 30, 2002 Dobson/ Sygnet Communications Company, or Dobson/ Sygnet, had outstanding $200.0 million aggregate principal amount of senior notes that mature in 2008. On September 30, 2002, we purchased $11.5 million principal amount of these senior notes for $8.9 million. Therefore, on a consolidated basis at December 31, 2002, the outstanding Dobson/ Sygnet senior notes had an outstanding principal balance totaling $188.5 million and we recognized a gain of $2.2 million after the write-off of related deferred financing costs. The Dobson/ Sygnet notes bear interest at an annual rate of 12.25%, payable semi-annually on each June 15 and December 15. The Dobson/ Sygnet note indenture contains restrictive covenants that, among other things, limit the ability of Dobson/ Sygnet and its subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of their capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger.

      In connection with the Refinancing, on October 24, 2003 Dobson/Sygnet completed its purchase of $183.3 million principal amount of its outstanding Dobson/Sygnet senior notes.

Sygnet Wireless Credit Facility

      Our indirect, wholly owned subsidiary, Sygnet Wireless, is a party to a secured credit agreement for an aggregate of $293.0 million, consisting of a $29.3 million revolving credit facility and $263.7 million of term loans. Interest on the revolving credit facility and the term loans is based on a prime rate or a LIBOR formula, and has ranged between 3.5% and 10.5% since inception. The weighted average interest rate on the Sygnet Wireless credit facility was 4.3% for the six months ended June 30, 2003. The weighted average interest rate on the Sygnet Wireless credit facility was 5.0% for the twelve months ended December 31, 2002. As of June 30, 2003, we had $267.1 million outstanding under the Sygnet Wireless credit facility and had $25.9 million of availability under the Sygnet Wireless credit facility.

      The obligations under the Sygnet Wireless credit facility are secured by a pledge of the capital stock of Dobson/ Sygnet’s operating subsidiary as well as a lien on substantially all of the assets of Dobson/ Sygnet and the assets of its operating subsidiary. The Sygnet Wireless credit facility requires that Dobson/ Sygnet and us maintain certain financial ratios. The failure to maintain these ratios would constitute an event of default, notwithstanding Sygnet Wireless’ ability to meet its debt service obligations. The Sygnet Wireless credit facility amortizes quarterly. The $29.3 million revolving credit facility terminates on September 23, 2006. The $263.7 million term loans terminate on December 23, 2007. During the twelve months ended December 31, 2002, Sygnet Wireless’ total scheduled principal payments were $14.3 million under this facility.

      In connection with the Refinancing, we refinanced and replaced all outstanding borrowings under the Sygnet Wireless credit facility.

Dobson Senior Notes and Preferred Stock

      On January 14, 2000, we repurchased $159.7 million principal amount of our outstanding $160.0 million aggregate principal amount of our 11.75% senior notes due 2007. The notes mature in April 2007 and accrue interest at an annual rate of 11.75%, payable semi-annually on each April 15 and October 15. We repurchased our outstanding senior notes with funds available under the existing DOC credit facility.

      On June 15, 2000, we completed the private placement of $300.0 million principal amount of our 10.875% senior notes due 2010. The offering resulted in net proceeds totaling $290.2 million. We used the proceeds to repay indebtedness under the revolving credit facility of DOC, and for working capital and other general corporate purposes. The indenture governing the notes contains certain restrictive covenants that limit our ability to, among other things, incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into transactions with affiliates or effect a consolidation or merger.

      On February 8, 2001, we issued 200,000 shares of our Series AA preferred stock to AT&T Wireless for aggregate cash proceeds of $200.0 million. Each share of Series AA preferred stock was entitled to cumulative annual dividends of 5.96% on the liquidation preference of $1,000 per share, subject to certain adjustments. Our December 31, 2002, balance sheet included $23.0 million in accrued dividends payable related to this issue. At June 30, 2003, we had cancelled all 200,000 shares of Series AA preferred stock and accrued dividends as a result of our June 17, 2003 market swap agreement with AT&T Wireless.

      As of June 30, 2003, we had issued and outstanding 354,098 shares of our 12.25% senior preferred stock and 183,601 shares of our 13% senior preferred stock with aggregate liquidation preferences of $354.1 million and $187.6 million, respectively, including accrued stock dividends. As of December 31, 2002, we had outstanding 374,941 shares of 12.25% senior preferred stock with an aggregate liquidation value of $384.9 million, including accrued stock dividends, and 198,780 shares of 13% senior preferred stock with an aggregate liquidation value of $203.2 million, including accrued but unpaid stock dividends. Each certificate of designation for our senior preferred stock contains restrictive covenants, which may limit our ability to incur indebtedness in the future. During 2002, we acquired shares of our 12.25% senior exchangeable preferred stock having a carrying value of $40.3 million and shares of our 13% senior exchangeable preferred stock having a carrying value of $68.7 million through repurchases, including dividends issued on the repurchased shares after the date of repurchase, for an aggregate purchase price of $38.7 million. This repurchase resulted in an excess of carrying value over repurchase price of preferred stock totaling $70.3 million, thus, reducing our net loss applicable to common stockholders. For the six months ended June 30, 2003, we repurchased $32.7 million carrying value of our 12.25% senior exchangeable preferred stock and $27.5 million carrying value of our 13% senior exchangeable preferred stock. This repurchase resulted in an excess of carrying value over repurchase price of preferred stock totaling $23.6 million. The excess carrying value over repurchase price has been included in income applicable to common stockholders. On October 31, 2003 we completed the purchase of 246,967 shares of our 12.25% senior exchangeable preferred stock for an aggregate consideration of $263.4 million, including accrued dividends. We intend to effect a redemption of the liquidation preference of our remaining 12.25% senior exchangeable preferred stock.

      In conjunction with the American Cellular Reorganization, we issued 686,201 shares of our Series F convertible preferred stock having an aggregate liquidation preference of $122.5 million, plus $48.7 million in cash and 43.9 million shares of our class A common stock to the former holders of $681.9 million principal amount of American Cellular’s outstanding 9 1/2% Senior Subordinated Notes due 2009 and their advisors.

          DCCLP

      On May 19, 2003, our principal shareholder, DCCLP entered into an agreement with Bank of America to amend and restructure DCCLP’s loan. The agreement eliminates the change of control risk to us related to possible future default on the DCCLP loan. Under the new five-year loan agreement, the amount owed by DCCLP to Bank of America has been reduced to $60.0 million, with interest payable at Bank of America’s prime interest rate. Under the terms of the agreement, DCCLP transferred 32.5 million shares of our class A common stock to Bank of America. Future sales of these shares are subject to a number of restrictions until May 2006.

      After the transfer to Bank of America, DCCLP retained approximately 21.1 million shares of our common stock, including 19.1 million shares of class B common stock and 2.0 million shares of class A common stock. The 21.1 million retained shares represented approximately 67.1% of the voting power of all of our outstanding common stock, giving effect to all options that could be exercised within 60 days of June 20, 2003.

          American Cellular

      In connection with the American Cellular Reorganization, on August 8, 2003, American Cellular and ACC Escrow Corp., our recently formed, wholly owned, indirect subsidiary, completed a private offering of $900.0 million aggregate principal amount of 10% senior notes due 2011. These senior notes were issued at par. The net proceeds of the note offering were placed in escrow. Upon consummation of the American Cellular restructuring plan, ACC Escrow Corp. was merged into American Cellular and the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. We are not a guarantor of these senior notes.

      American Cellular expects to enter into a new senior credit facility, to be secured by certain of its assets, with availability up to $30 million.

      American Cellular has required, and will likely continue to require, substantial capital to further develop, expand and upgrade its wireless systems. American Cellular has budgeted approximately $105.0 million for capital expenditures in 2003. We anticipate that the cash generated by American Cellular’s operations and funds available to it under its new credit facility will be adequate to satisfy its expected capital expenditures, anticipated working capital requirements and debt service obligations for the foreseeable future.

Capital Commitments

      We had capital expenditures of $50.3 million for the six months ended June 30, 2003. On July 18, 2003, we announced our plans to accelerate our GSM/ GPRS overlay of networks and, thus, we revised our expected capital expenditures for 2003. We originally projected 2003 capital expenditures of approximately $100 million, and we now plan to accelerate construction from 2004 into the current year, thus increasing 2003’s capital expenditures to approximately $135 million to $145 million. The amount and timing of capital expenditures may vary depending on the rate at which we expand and develop our wireless systems and whether we consummate additional acquisitions. We may require additional financing for future acquisitions, to refinance our debt at its final maturities and to meet the mandatorily redemption provisions on our senior preferred stock.

      On November 7, 2002, our Board of Directors adopted a new stock purchase plan, which authorizes us to purchase up to 10.0 million shares of our outstanding class A common stock over the next twelve months. At June 30, 2003, no shares had been repurchased under this plan.

      We are obligated under an agreement to purchase approximately $100.5 million of cell site and switching equipment from Nortel Network Corp. prior to July 15, 2005. Approximately $20.6 million of the commitment remained outstanding at June 30, 2003. If we fail to fully meet this commitment by July 15, 2005, we could be forced to pay a penalty of up to 20% of the unfulfilled commitment. We expect to substantially fulfill our purchase commitment under this agreement prior to its scheduled completion date. We have and will continue to finance our purchases under this commitment using cash flows from operations.

      Although we cannot provide any assurance, assuming successful implementation of our strategy, including the further development of our wireless systems and significant and sustained growth in our cash flows, we believe that borrowings available to us under our credit facilities and net proceeds from the Refinancing, the remaining balance of our unrestricted cash and cash flows from operations will be sufficient to satisfy our currently expected capital expenditures, working capital and debt service obligations for the foreseeable future. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and regulatory, technological and competitive developments. We currently expect that we may need to refinance our indebtedness at their respective maturities commencing in 2010. We may also need to refinance our mandatory redemption obligations under our senior preferred stock commencing in 2008. Sources of additional financing may include commercial bank borrowings, vendor financing and the sale of equity or debt securities. We cannot assure you that any such financing will be available on acceptable terms or at all.

Effect of New Accounting Standards

      In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” These standards prohibit the application of the pooling-of-interests method of accounting for business combinations effective June 30, 2001 and require companies to cease the amortization of existing goodwill and intangible assets with indefinite lives effective January 1, 2002. As a result of the adoption of SFAS No. 142, and as discussed above, we reassessed the useful lives of our intangible assets. During the years ended December 31, 2001 and 2000, we recorded $57.1 million and $50.9 million of amortization expense, net of income tax benefit, related to our wireless license acquisition costs. Without this amortization and before considering American Cellular’s impact of this change, our 2001 and 2000 operating results would have been:

	2000	2001

	($ in thousands except
	per share data)
Net loss	$(93,931)	$(71,185)
Net loss applicable to common stockholders	(220,617)	(157,510)
Net loss applicable to common stockholders per common share	$(2.47)	$(1.68)

      In addition, during the years ended December 31, 2001 and 2000, American Cellular recorded $58.3 million and $50.3 million of amortization expense related to its goodwill and $34.5 million and $28.7 million of amortization expense, net of income tax benefit, related to its wireless license acquisition costs. Without this amortization, American Cellular’s 2001 and 2000 operating results would have been:

	2000	2001

	($ in thousands except
	per share data)
Net loss	$(20,236)	$(44,858)
Net loss applicable to common stockholder	(20,236)	(46,997)
Net loss applicable to common stockholder per common share	$(202,361)	$(469,966)

      In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. It requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We do not expect the adoption of SFAS No. 143 to have a material effect on our financial condition or operations. We will be required to implement this standard effective January 1, 2003.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement replaces SFAS No. 121. However, it maintains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board, or APB, Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business,” for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. During the fourth quarter of 2001, we entered into definitive agreements to sell five markets, one of which is owned by American Cellular. With these agreements, we elected to early adopt this standard during the fourth quarter of 2001, effective January 1, 2001, to properly reflect the operations, assets and liabilities of these markets as discontinued operations in our consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 was effective for fiscal years beginning after May 15, 2002, and upon adoption, companies had to reclassify extraordinary losses and gains on extinguishment of debt to results from continuing operations. Therefore, upon implementing this standard on January 1, 2003, we reclassified our extraordinary gain (loss) from debt extinguishments as, “Gain (loss) from extinguishment of debt,” included in its loss from continuing operations.

      The FASB’s Emerging Issues Task Force issued “EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables,” to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. We do not expect that the adoption of EITF 00-21 will have a material impact on our financial condition or results of operations.

      In May, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement is effective for interim periods beginning after June 15, 2003, and will require that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be charged to our statement of operations. Currently, the charges related to the mandatorily redeemable preferred stock are not reflected in net income (loss), but are reflected in determining net income (loss) applicable to common stock. At June 30, 2003, the carrying value of our mandatorily redeemable preferred stock that would have been reclassified as a liability was $524.9 million, and the related dividends that would have been reflected as interest expense for the six months ended June 30, 2003 was $40.5 million.

Quantitative and Qualitative Disclosures About Market Risk

      Our primary market risk relates to changes in interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. The objective of our financial risk management is to minimize the negative impact of interest rate fluctuations on our earnings and equity. The counterparty is a major financial institution. Historically, we have entered into interest rate hedging arrangements with respect to our variable rate indebtedness. We may be required to enter into similar arrangements with respect to borrowings under the new DCS credit facility.

      At June 30, 2003, we had long-term debt outstanding of $1.2 billion, of which $751.2 million bears interest at floating rates. These rates averaged 3.7% for the six months ended June 30, 2003. One percentage point of interest rate adjustment would change our cash interest payments on an annual basis by approximately $7.5 million.

      At December 31, 2002, we had long-term debt outstanding of $1.3 billion, of which, $786.4 million bears interest at floating rates. These rates averaged 4.5% for the twelve months ended December 31, 2002. A percentage point change in these interest rates would change our cash interest payments on an annual basis by approximately $7.9 million.

      The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates raise. Based on our market risk sensitive instruments outstanding at June 30, 2003, we have determined that there was no material market risk exposure to our condensed consolidated financial position, results of operations or cash flows as of such date.

BUSINESS

      We are one of the largest providers of rural and suburban wireless communications services in the United States. Our wireless systems are generally adjacent to major metropolitan areas characterized by a high concentration of expressway corridors and roaming activity. We operate primarily in regions that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates, less competition for subscribers than wireless systems located in larger metropolitan areas and a higher proportion of roaming revenue. Our long-term preferred roaming agreements with our two largest roaming partners, AT&T Wireless Services, Inc. and Cingular Wireless LLC, provide additional opportunities to increase our revenues.

Competitive Strengths

      We believe our competitive strengths include the following:

      Substantial Cash Flow. On a pro forma basis, for the six months ended June 30, 2003, our income from continuing operations applicable to common stockholders was $216.2 million. In addition, we have significantly improved the efficiency of our operations during the past six months, in part through decreases in incollect expense, the transition of the majority of our subscriber base to digital service plans and significant reductions in the churn of our subscriber base. Our ability to generate significant cash flow enhances our debt service capacity and enables us to invest in incremental network equipment and technology, which we believe will enhance the level of service we can provide to our own subscribers and to the subscribers of our roaming partners.

      Strong Current Market Position. We have achieved significant market share, distinguishing ourselves from our competition by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our strategic roaming relationships, digital technologies, local sales channels and diverse service offerings, including national, regional and local rate plans.

      Attractive Markets. Our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets generally have fewer competitors than metropolitan markets and are located near major metropolitan areas operated by our primary roaming partners, AT&T Wireless and Cingular Wireless. We also benefit from the relatively high density of highway and other traffic corridors and strong seasonal tourist activity in our markets, all of which typically generate high roaming activity. Substantially all of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.

      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. Although our primary technology is currently TDMA, we are in the process of overlaying GSM/ GPRS technology on our existing network, which will enable us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners who have already begun utilizing GSM/GPRS technology.

      Experienced Management Team. With more than 50 years of telecommunications experience on a combined basis, our senior management team, consisting of Everett R. Dobson, Douglas B. Stephens and Bruce R. Knooihuizen, is extremely knowledgeable and well regarded in the telecommunications industry.

      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and since then have expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.1 million following our acquisition of American Cellular. We believe that we have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance and results of operations.

      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, systems design, engineering, purchasing, financial and administrative functions and billing functions. Our increased leverage has enabled us to use our increased leverage to negotiate prices and services from third party service providers and equipment vendors on more favorable terms.

Strategy

      The key elements of our strategy are the following:

      Locally-Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force and independent dealers, all of which foster a strong community presence for our products and operations.

      Strategic Roaming Relationships. We have developed strategic relationships with AT&T Wireless and Cingular Wireless, each of which operates wireless systems in major metropolitan statistical areas, or MSAs, near our wireless systems. These relationships include roaming agreements to allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with AT&T Wireless and Cingular Wireless designate us as the preferred provider of roaming service for each carrier in substantially all of our markets, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements enable us to maximize our roaming revenue and allow us to offer our subscribers rate plans that are highly attractive and include the footprints of our roaming partners as “home” territories.

      Deployment of GSM/ GPRS Technology. We recently accelerated the deployment of GSM/ GPRS technology over the entirety of our network. We expect to deploy GSM/ GPRS technology over the majority of our coverage area by the end of the first quarter of 2004 and over our entire coverage area by the end of the second quarter of 2004. GSM/ GPRS technology is the digital technology being used by our primary roaming partners, AT&T Wireless and Cingular Wireless, and will enable us to provide faster data services and provide our customers with smaller, more functional handsets that are less expensive than the handsets currently available on our TDMA network. We expect that the deployment of GSM/ GPRS technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for AT&T Wireless and Cingular Wireless as they each continue to upgrade the technology of their respective networks.

      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. Our local management designs marketing programs to target these subscribers and tailors distinctive rate plans to emphasize the quality and value of our services.

      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.

     Markets and Systems — Dobson Communications

      From time to time, we consider opportunities and engage in discussions to undertake possible acquisitions, sales or swaps of wireless operations, including licensed areas and related equipment. The following table sets forth information with respect to our existing markets at June 30, 2003.

	Total	Net
	Population	Population

Markets:
North Region
Youngstown (Youngstown, OH MSA, Sharon, PA MSA, PA 1 RSA and OH 11 RSA)	1,006,500	1,006,500
Erie (Erie, PA MSA)	280,800	280,800
PA (PA 2, 6 and 7 RSAs)	594,200	594,200
NY 3 RSA	476,200	476,200

Total North Region	2,357,700	2,357,700

Central Region
Northwest OK (Enid, OK MSA and OK 2 RSA)	106,700	106,700
OK 5 and 7 RSAs	157,400	100,700
TX 2 RSA	89,300	54,500
KS/MO (KS 5 RSA, MO 1, 2, 4 and 5 RSAs)	269,500	269,500
TX 16 RSA	349,700	349,700
TX 10 RSA	335,700	335,700
TX 9 RSA	193,400	193,400
OK 6 RSA	223,600	223,600

Total Central Region	1,725,300	1,633,800

Northwest Region
AZ 1 RSA	149,500	149,500
Anchorage AK MSA	262,100	262,100
AK 1 RSA	113,300	113,300
AK 2 RSA	121,000	121,000
AK 3 RSA	72,200	72,200
MI 3 RSA	174,900	174,900
MI 10 RSA	138,900	138,900

Total Northwest Region	1,031,900	1,031,900

East Region
West MD (Cumberland, MD MSA, Hagerstown, MD MSA, MD 1 and 3 RSAs, and PA 10 West RSA)	509,000	509,000
East MD (MD 2 RSA)	470,700	470,700

Total East Region	979,700	979,700

Total — Dobson regions combined	6,094,600	6,003,100

Total subscribers	867,600

Total penetration	14.2%

     Markets and Systems — American Cellular

      The following table sets forth information with respect to American Cellular’s existing markets at June 30, 2003.

	Total	Net
	Population	Population

Markets:
Central Region
Northeast Oklahoma/ Southeast Kansas PCS	259,400	259,400

Total Central Region	259,400	259,400

Northwest Region
Alton, IL MSA	21,700	18,900
MI 1 RSA	202,700	202,700
Duluth MN MSA	243,800	243,800
MN 2 RSA	31,800	31,800
MN 3 RSA	58,400	58,400
MN 4 RSA	16,300	16,300
MN 5 RSA	214,700	214,700
MN 6 RSA	274,500	274,500
Eau Claire WI MSA	148,300	145,300
Wausau WI MSA	125,800	123,300
WI 1 RSA	118,000	118,000
WI 2 RSA	86,100	86,100
WI 3 RSA	142,900	142,900
WI 4 RSA	124,300	124,300
WI 5 RSA	83,900	83,900
WI 6 RSA	33,600	33,600

Total Northwest Region	1,926,800	1,918,500

East Region
Orange County NY MSA	341,400	341,400
Poughkeepsie NY MSA	280,200	269,000
NY 5 RSA	393,100	393,100
NY 6 RSA	111,300	111,300
OH 7 RSA	261,500	261,500
OH 10 RSA	62,300	62,300
KY 4 RSA	260,300	260,300
KY 5 RSA	164,400	164,400
KY 6 RSA	277,700	277,700
KY 8 RSA	124,500	124,500
PA 9 RSA	189,300	189,300
WV 2 RSA	76,600	76,600
WV 3 RSA	268,200	268,200

Total East Region	2,810,800	2,799,600

Total — American Cellular regions combined	4,997,000	4,977,500

Total subscribers	697,500

Total penetration	14.0%

Service and Features

      We offer some of the most advanced wireless products and services. From a fully digital network to the introduction of a wireless Internet product, we strive to consistently deliver advanced services and technologies to our customer base. We attempt to maximize the choices available to our customers through offering the latest line of hand-held wireless phones from a wide variety of manufacturers. We design our rate plans to fit the specific needs of our customers. We balance the needs of the customer with our on-going objective to increase profitability. We solidify our commitment to our customer base through the high priority we place on offering the latest products, services and competitive rate plans.

      The following are key components of our service offerings:

      Wireless Calling. Our primary service offering is wireless telephone service. We currently offer digital service using the TDMA digital standard, in all of our wireless markets. In addition, we offer various custom-calling features, including voice mail, call forwarding, call waiting, three-way calling, no answer transfer, caller ID, message waiting indicator, sleep mode for longer battery life, voice activated dialing, and mobile originated and mobile terminated short message service. We expect to substantially complete the deployment of GSM/GPRS network coverage in our markets by the end of the first quarter of 2004 and complete the deployment by the end of the second quarter of 2004. GSM/GPRS will allow us to provide more advanced wireless data services to our subscribers.

      Digital technology is inherently more secure than analog technologies, and provides increased voice privacy and enhanced fraud protection for our customers.

      Tri-Mode Handsets. As of June 30, 2003, 93% of our subscribers utilized digital technology. Our digital subscribers use tri-mode, dual-band handsets. These handsets are compatible with analog cellular, digital cellular and digital PCS service, allowing our subscribers access to AT&T Wireless’ national footprint, as well as the extensive coverage areas of our other roaming wireless carriers and Cingular Wireless.

Marketing

      The following are key components of our marketing strategy:

      Branding. We offer wireless service under the CELLULAR ONE® trademark. We believe the national support offered by the Cellular One Group has enhanced our advertising exposure. We also believe that we have obtained significant marketing benefits from the high name recognition associated with this widely used service mark.

      We use the CELLULAR ONE® trademark pursuant to licensing agreements with Cellular One Group. We pay licensing and advertising fees based upon the population of the licensed areas. Our licensing agreements with the Cellular One Group are for five-year terms expiring on various dates. These agreements may be renewed at our option for three additional five-year terms. From time-to-time, we may consider alternative brand name strategies and service marks.

      In addition to the CELLULAR ONE® trademark, we use and own the trademark DOBSON CELLULAR SYSTEMS®, in connection with our wireless telephone systems in western Oklahoma and the Texas Panhandle.

      Advertising. Our advertising strategy is focused on establishing a strong local presence in each of our markets. We direct our media efforts at the market level by advertising in local publications and sponsoring local and regional events. We also use mass media outlets such as television, radio, newspaper, magazine and outdoor advertising, as well as direct marketing, to augment our efforts at the community level.

      We focus our marketing program on attracting subscribers who we believe are likely to generate high monthly revenue and low churn rates. We undertake extensive market research to identify and design marketing programs to attract these subscribers and tailor distinctive rate plans and roaming rates to emphasize the quality, value and advantage of our wireless service. We have established marketing alliances with neighboring wireless systems to create larger home rate areas in order to increase our roaming revenue and to attract new subscribers. We market our service offerings primarily through our direct sales force and company-owned retail stores. We also use a network of dealers, such as electronics stores, car dealerships and department stores. In addition to these traditional channels, our marketing team continuously evaluates other, less traditional, methods of distributing our services and products, such as targeted telemarketing and direct mail programs.

      Segmented Rate Plans. We offer our subscribers a diverse array of rate plans, so that each subscriber can choose the plan that best fits that subscriber’s expected calling needs. Our offerings include our Clear Across America™ national rate plans, which use our networks, and those of AT&T Wireless and Cingular Wireless, plus regional and local rate plans at a variety of pricing tiers. The majority of our new digital subscribers are on our local rate plans, which generally include only areas covered by our network as the “home” area. Our rate plans generally combine a fixed monthly access charge, a designated number of minutes-of-use, per minute usage charges for minutes in excess of the included amount and additional charges for certain custom-calling features. Most of our plans include some features such as voice mail, caller ID, call forwarding and call waiting. These plans offer value to the customer while enhancing airtime usage and revenue.

Sales and Distribution

      We primarily sell and distribute our wireless services, phones and accessories through three distribution channels; retail stores, direct sales and independent dealers. For the six months ended June 30, 2003, over 60% of our gross subscriber additions were added through our retail stores, while our direct sales force was responsible for almost 10% and our independent dealers added over 20%.

      As of June 30, 2003, we had approximately 150 retail stores and outlets and American Cellular operated approximately 90 retail stores and outlets. Most of our retail stores are fully equipped to handle customer service. Some of these stores are also authorized warranty repair centers. Our stores provide customer-friendly retail environments, including extended hours, a large selection of products and services, a well trained sales staff and convenient locations, which are designed to make the sales process quick and easy for the subscriber.

      We train and compensate our sales force in a manner designed to stress the importance of customer service, high penetration levels and minimum acquisition costs per subscriber. We believe that our direct sales force is able to select and screen new subscribers and select pricing plans that realistically match subscriber needs. As a result, we believe that our direct sales force reduces our marketing costs because our subscriber retention rate is higher than when we use independent dealers. As of June 30, 2003, we had approximately 100 direct sales representatives and American Cellular had approximately 65 direct sales representatives.

      As of June 30, 2003, both American Cellular and we each had approximately 175 independent dealers, or agents. These independent dealers allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores, paging service companies and independent contractors.

      We believe that our after-sale telemarketing program, which includes courtesy calls to our new customers and is conducted by our sales force and customer service personnel, helps to reduce our churn rates. This program enhances customer loyalty and allows our sales staff to check customer satisfaction as well as to offer additional calling features, such as voicemail, call waiting and call forwarding.

Customer Service

      Customer service is an essential element of our marketing and operating philosophy. We seek to attract new subscribers and retain existing subscribers by providing high-quality customer service. Our customers benefit from a local staff, including a market manager, customer service field representatives, technical and engineering staff, sales representatives and installation and repair facilities. Local offices and installation and repair facilities allow us to better service our customers, schedule installations and make repairs. As of June 30, 2003, we managed five call centers, which service our markets and those of American Cellular’s. These call centers employ approximately 600 customer care representatives, in the aggregate. The regional presence of these call centers enhances our knowledge of the local markets, which improves our ability to provide customer service, credit and collection and order activation.

      In addition, our customers are able to report wireless telephone service or account problems 24-hours a day to our customer service centers on a toll-free access number with no airtime charge. We believe that our emphasis on customer service affords us a competitive advantage over our larger competitors. We frequently contact our subscribers in order to evaluate and measure, on an ongoing basis, the quality and competitiveness of our services.

Roaming

      Roaming is an important service component for our business. Accordingly, where possible, we attempt to arrange roaming agreements that allow customers to roam at competitive prices. We believe this increases usage on all wireless systems, including our own. We operate many systems that are adjacent to major metropolitan areas and include a high concentration of expressway corridors. These systems tend to have a significant amount of roaming activity. On a pro forma basis, for the six months ended June 30, 2003, we had $162.2 million in roaming revenue, comprising approximately 31.5% of our total revenue.

      Our two most significant roaming partners are AT&T Wireless and Cingular Wireless, which, on a pro forma basis, accounted for approximately 87% of our roaming traffic for the six months ended June 30, 2003. We have entered into long-term roaming agreements with both AT&T Wireless and Cingular Wireless to provide their subscribers with TDMA and GSM services when they roam in our markets. American Cellular has similar roaming agreements with AT&T Wireless. Our, agreement with Cingular Wireless also applies to the operations of American Cellular. Our ability to benefit from our AT&T Wireless and Cingular Wireless GSM roaming and operating agreements depends on our timely build-out of the GSM technology in our markets. These agreements also allow our subscribers to roam outside of our service area on the networks of AT&T Wireless and Cingular Wireless at rates we believe to be favorable.

 AT&T Wireless

      Our most significant roaming partner is AT&T Wireless. On a pro forma basis, for the six months ended June 30, 2003, AT&T Wireless’ customers accounted for approximately 47% of our roaming revenue, or approximately 15% of our total operating revenue.

GSM/GPRS Roaming Agreement

      The roaming agreement expires on July 11, 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using a party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or nonrenewal of a party’s GSM license.

      The roaming agreement provides for negotiated roaming rates for GSM/GPRS in the respective markets of us and AT&T Wireless. The table of rates are fixed for the first three years, subject to modification in limited circumstances. We can initiate negotiations for new rates in years four and five.

GSM/GPRS Operating Agreement

      Under the operating agreement, we have agreed to construct and operate facilities-based mobile wireless telecommunications systems using EDGE-compatible GSM/GPRS technology in specified markets. If we fail to meet our construction obligation, AWS will have the right to co-locate GSM/GPRS telecommunications equipment on our cell sites. We have agreed to cause our systems to be technologically compatible with AT&T Wireless’ GSM/GPRS systems and will comply substantially with the AT&T Wireless network performance standards. With respect to any mobile wireless services using new technology deployed by AT&T Wireless in its markets, we may elect to be the preferential roaming provider for AT&T Wireless if we and AT&T Wireless reach agreement on mutually satisfactory terms within 30 days of commencement of discussions.

      Subject to certain exceptions, for the first three years of the operating agreements, AT&T Wireless and its controlled affiliates will not, directly or indirectly, engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/GPRS on any spectrum in any of our markets. Subject to the provisions of the roaming agreements, we may elect to extend the exclusivity period for the last two years of the operating agreements. However, AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with ours if the overlap is less than 25% of the total markets in the transaction (measured by population); in such event, AT&T Wireless customers would no longer need to roam on our systems in such markets.

      AT&T Wireless has agreed that substantially all of its customers, when roaming in any of our markets, will seek GSM or GPRS roaming service from us prior to seeking such service from another carrier other than Cingular or NPI Wireless so long as we are in compliance with our construction, operational and other requirements under the agreements.

      AT&T Wireless may terminate the preferred GSM roaming provider and limited exclusivity provisions of the operating agreements if we cease to be in compliance with our construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires us.

      TDMA Operating Agreements

      Our TDMA operating agreements sets forth favorable rates through June 30, 2007 for American Cellular and June 30, 2008 for us, subject to termination in certain circumstances. These rates decline through June 30, 2007, at which point the rates will need to be renegotiated. We are the preferred roaming partner for substantially all of AT&T Wireless’ customers that roam in our markets until June 30, 2007 for American Cellular and June 30, 2008 for us.

Cingular Wireless

      On a pro forma basis, for the six months ended June 30, 2003, Cingular’s customers accounted for approximately 33% of our roaming revenue, or approximately 10% of our total operating revenue. Under our Cingular Wireless roaming agreement, Cingular Wireless and we charge each other favorable roaming rates for usage of both TDMA and GSM in our respective markets. These rates will decrease over time. Subject to certain limitations, we are the preferred roaming partner for GSM and TDMA services for substantially all of Cingular’s customers that roam in our markets. Our roaming agreement with Cingular Wireless requires that we maintain and provide certain call features and related services to roaming customers, such as call waiting, call forwarding, three-way calling, caller ID and voice mail. This roaming agreement may be terminated or suspended by either party if the FCC revokes a license covering a material portion of either party’s markets, or if either party fails to control subscriber fraud, fails to adhere to system technical requirements and upgrades or breaches any of the material terms of the roaming agreement. The roaming agreement expires on December 31, 2011.

      American Cellular has similar roaming agreements with AT&T Wireless and Cingular Wireless, which also account for significant percentages of its total roaming and operating revenues.

      We are included in the North American Cellular Network, or NACN, which is the largest wireless telephone network system in the world linking wireless operators throughout the United States and Canada and enabling customers to use their wireless phones to place and receive calls in these areas as easily as they do in their home areas. Through this network, customers are able to receive calls automatically without the use of complicated roaming codes as they roam in more than 5,000 cities and towns in the

United States and Canada. In addition, the NACN enables special services such as call forwarding and call waiting to automatically follow subscribers as they travel.

Billing System

      In November 2002, we signed a five year contract with Convergys Corporation for use of their billing and customer care systems under a service bureau arrangement. We are in the process of replacing our current billing vendor, Verisign Telecommunications Services, or VTS, with the Convergys Atlys® billing and customer care systems operating in a Convergys data center to support wireless voice and data services as well as emerging technology offerings. Consistent with the billing services previously offered by VTS, Convergys will provide billing for all our subscribers across all regions. Convergys will also handle all the administration and maintenance of the Atlys® application and the associated infrastructure. Convergys and their partners will be responsible for the processing and printing of all customer invoices.

Network Operations

      Network Communications Equipment. Our network communications equipment is provided by a variety of leading network suppliers, including Nortel Networks. We often aggregate our orders for network equipment with those of American Cellular Systems to obtain additional equipment discounts.

      Connection Agreements. Our wireless network connects to the public switched telephone network system through local exchange carriers. We have interconnection agreements with BellSouth, SBC (Ameritech, Southwestern Bell), Verizon (Bell Atlantic, GTE), Sprint, and Qwest (U S West) and other local exchange carriers within our markets. The expiration dates of these agreements vary from one to three years. Upon expiration, the agreements automatically renew for six months to one year and can terminate with mutual written consent by either party.

      Network Operations. Our network operations are monitored by regional network personnel, who provide monitoring on a real-time basis for items including alarm monitoring, power outages, tower lighting problems and traffic patterns.

      Cell Sites and Transmission Towers. As of June 30, 2003, we operated 975 cell sites, of which we owned 244 towers. As of June 30, 2003, American Cellular operated 736 cell sites, of which it owned 202 towers.

System Development and Technology

      System Development. We develop or build out our service areas in response to projected subscriber demand and competitive factors by adding voice circuits to existing cell sites and by building new cell sites to increase capacity with an emphasis on improving coverage for hand-held phones in high-traffic areas. We develop projected subscriber service demand for each market area on a cell-by-cell basis.

      We expect our network expansion to enable us to continue to add and retain subscribers, enhance subscriber use of our systems, increase roaming traffic due to the large geographic area covered by our network and further enhance the overall efficiency of our systems. We believe that the increased coverage and capacity will continue to have a positive impact on market penetration and subscriber usage.

      Digital Technology. Our TDMA digital technology divides each channel into three voice circuits providing service to three simultaneous users instead of using the same spectrum for one analog voice circuit. Our digital services include digital voice circuits, short messaging services, message waiting indicator, increased battery life and caller ID services.

      During the second half of 2002, we began to overlay selected markets with GSM voice network. This network will also support the GPRS data technology. With this data network, we expect to be able to offer 40Kb to 60Kb individual data speeds to subscribers and roamers. We plan to substantially complete the GSM/GPRS buildout in most of our markets by the end of the first quarter of 2004 and complete the buildout by the end of the second quarter of 2004. GSM/GPRS is the technology choice of both AT&T Wireless and Cingular Wireless.

Competition

      American Cellular and we compete with one or more companies in most of our markets throughout our regions. These companies include Alltel, AT&T Wireless, Cingular Wireless, Nextel, Rural Cellular, Sprint PCS, T-Mobile, US Cellular, Verizon Wireless and Western Wireless.

      The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. Many of our competitors have been operating for a number of years, operate nationwide systems, currently serve a substantial subscriber base and have significantly greater financial, personnel, technical, marketing, sales and distribution resources than we do. Some competitors have begun to market enhanced data services, such as single carrier radio transmission technology, or 1XRTT, and GPRS. We are currently in the process of upgrading our networks to GSM/GPRS.

      We compete against other facilities-based cellular carriers, PCS carriers and enhanced specialized mobile radio, or ESMR carriers in each of our markets. We compete for customers based principally upon price, the services and enhancements offered, the quality of our system, customer service, system coverage and capacity. This competition may increase to the extent that licenses are transferred from smaller, stand-alone operators to larger, better-capitalized and more experienced wireless operators that may be able to offer consumers certain network advantages.

      In 2002, AT&T Wireless and Cingular Wireless announced that they had formed a joint venture that might deploy GSM/GPRS wireless service, at 1900 MHz, along highway corridors in several states throughout the U.S. If this joint venture deploys GSM/GPRS wireless systems along the designated highway corridors, it would impact roaming revenue for existing rural service providers in those states, including certain of our markets in Arizona, Oklahoma and Texas, and could increase competition for our local business. The roaming revenue impact would partly be dependent on Cingular and AT&T’s success in migrating their customers from TDMA to GSM/GPRS devices. To date we have not observed any development in these markets by the AT&T Wireless/ Cingular joint venture.

      In January 2003, AT&T Wireless announced its intentions to build and deploy new GSM/GPRS wireless services, at 1900 MHz, in several states throughout the U.S. If deployment occurs, it could increase competition and impact our roaming revenues in certain areas of our markets in Maryland, Missouri, New York, Ohio, Pennsylvania and Texas. AT&T Wireless’ ability to compete against us in our markets is limited by our GSM/GPRS agreements with AT&T Wireless. In addition, we continue to believe that this competitive issue will be mitigated by the greater efficiency we would realize by building and operating 850 MHz wireless technology in our rural markets, especially as we overlay our TDMA network with GSM/GPRS capabilities in the next several years and by the higher priority for capital expenditures to be invested by the national wireless providers in their key metropolitan markets over the next several years.

      The FCC has created potential sources of new competition by auctioning additional PCS licenses, as well as licenses for wireless communications services, local multipoint distribution service, 39 GHz service and 220 to 222 MHz service. Further, the FCC has announced plans to auction licenses in the 4.9 GHz, 24 GHz and 700 MHz bands that may be usable for mobile services. The FCC has also recently allocated an additional 90 MHz of spectrum (in the 1.7 GHz and 2.1 GHz bands) for advanced wireless services, and adopted service and auction rules for these bands. The FCC has also initiated a number of rule making proceedings to allocate additional spectrum to wireless use, much of which can be licensed for commercial wireless purposes. In the future, we may also compete more directly with traditional landline telephone service providers.

      We also face, to a lesser extent, competition from mobile satellite service, or MSS, providers, as well as from resellers of these services and wireless service. The FCC recently granted MSS providers the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.

      Continuing technological advances in telecommunications make it impossible to predict the extent of future competition. However, due to the depth and breadth of the competitive services offered by operators using these other technologies, future competition from these operators could be intense.

Discontinued Operations

      On February 8, 2002, we sold three wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties include California 7 RSA, Ohio 2 RSA and Georgia 1 RSA. On February 28, 2002, we sold our 75% ownership interest in Arizona 5 RSA to Verizon Wireless for a total purchase price of $85.0 million. In addition, on February 8, 2002, American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. As a result of these sales, the results of operations for these markets during the years presented are included as discontinued operations in our consolidated financial statements. Proceeds from these transactions were primarily used to pay down bank debt.

      On June 17, 2003, we completed the exchange of our two remaining wireless properties in California for two AT&T Wireless properties in Alaska. Also, as a part of this transaction, AT&T Wireless transferred to us all of our Series AA preferred stock that it previously held. Upon the transfer of the Series AA preferred stock, we cancelled this issue and AT&T Wireless now owns less than 5.0% of our fully diluted class A common stock. We reclassified our financial statements to reflect the operations of our California properties as discontinued operations. In addition, as a result of the completion of this transaction, our operating results from June 17, 2003 through June 30, 2003 and our assets and liabilities as of June 30, 2003 for the two Alaska properties are appropriately reflected in our financial statements.

Regulation

      The wireless telecommunications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an impact on many aspects of this regulation. In addition, this regulation currently is the subject of administrative rulemakings and judicial proceedings that are significant to us.

     Federal Regulation

      The licensing, construction, modification, operation, ownership and acquisition of wireless telephone systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934, as amended (the Communications Act). These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.

     General Licensing Requirements

      The FCC licenses cellular systems in accordance with 734 geographically defined market areas comprised of 306 metropolitan statistical areas (MSAs) and 428 rural service areas (RSAs). In each market, the FCC licenses two cellular systems operating on different 25 MHz frequency blocks designated as Block A and Block B. Apart from the different frequency blocks, there is no technical difference between the two cellular systems and the operational requirements imposed on each by the FCC are the same. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the cellular geographic service area. The cellular geographic service area may conform exactly to the boundaries of the FCC-designated MSA or RSA, or it may be smaller if a licensee has chosen not to provide services to certain areas. A cellular licensee has the exclusive right to expand its cellular geographic service area boundaries within the licensee’s MSA or RSA for a period of five years after grant of the licensee’s initial construction permit. At the end of this five-year build-out period, however, other entities may apply to serve portions of the MSA or RSA in areas outside the licensee’s then-designated cellular geographic service area. The five year build-out period has expired for all of the cellular licenses we currently hold and the FCC has granted several “unserved area” applications filed by us and by other parties for the MSAs and RSAs in which we are a licensee.

      PCS licenses are awarded by the FCC for protected geographic service areas called major trading areas (MTAs) and basic trading areas (BTAs), which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs, for a total of more than 2,000 licenses.

      The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their service area within five years, and two-thirds of the population within ten years, of their initial license grants. All 10 MHz and 15 MHz Block licensees must provide service to 25% of the service area within five years of their initial license, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements may be subject to forfeiture of the license. We have met all of the initial construction requirements that have arisen for the PCS licenses we currently hold. We expect to meet all future construction requirements as well.

      The FCC generally grants cellular and PCS licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional 10-year term. To date, the FCC has renewed for a new ten-year term each of our licenses for which a renewal application was required. The FCC may revoke our licenses and may deny our license renewal applications for cause after appropriate notice and hearing. The FCC will award a renewal expectancy to us if we meet certain standards of past performance. If we receive a renewal expectancy, it is very likely that the FCC will renew our existing cellular and PCS licenses so that they will not become subject to competing applications. To receive a renewal expectancy, we must show that we have provided “substantial” service during our past license term, and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines “substantial” service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license, subject to a comparative hearing, and the FCC may award the license to another entity.

      The FCC may deny applications for FCC authority, and in extreme cases revoke licenses, if it finds that an entity lacks the requisite “character” qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. To our knowledge, there are no activities and no judicial or administrative proceedings involving either the licensees in which we hold a controlling interest or us that would warrant such a finding by the FCC.

      Cellular and PCS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One requirement of cellular providers is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid interference between adjacent systems. In addition, the height and power of cellular base station transmitting facilities and the type of signals they emit must fall within specified parameters. PCS providers may not exceed a certain field strength limit at the market boundary without the consent of the neighboring PCS licensee. In a pending proceeding, the FCC is considering ways of reducing interference caused to public safety radio licensees in the 800 MHz band by enhanced specialized mobile radio (ESMR) services (such as those offered by Nextel) and, more rarely, by cellular and other CMRS carriers operating within licensed parameters. The outcome of this proceeding could increase our costs if new regulatory mandates are adopted, and could change ESMR spectrum assignments and affect the ability of ESMR service providers to compete with us.

      In September 2002, the Commission adopted a Report and Order that removed or significantly reduced the impact of many outdated cellular rules, eliminated a number of technical requirements and granted additional technical and operational flexibility. Among the changes is a phase-out over a five-year period of the requirement that all cellular carriers provide analog service throughout their territory. These new rule changes became effective on February 18, 2003, and should enable us to operate more efficiently and to utilize our licensed spectrum more effectively in providing services that meet our customers’ requirements. The phase-out of cellular analog service is tied to accommodating the needs of the hearing impaired and their ability to utilize hearing aids with digital wireless phone service. In this regard, the FCC adopted another Report and Order in August 2003 requiring digital wireless phone manufacturers and providers of digital wireless services such as ourselves to take steps to develop and offer digital wireless handsets that are compatible with hearing aid devices. This order will increase our costs by requiring us to train our sales force on compatible digital handsets, comply with related reporting requirements, and engage in outreach efforts, and may increase the price of wireless handsets for consumers.

      The FCC also regulates a number of other aspects of the cellular business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and ESMR services. Under this regulatory structure, all of our cellular and PCS licenses are classified as commercial mobile radio service (CMRS) licenses. As a CMRS provider, the FCC regulates us as a common carrier. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.

      The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by cellular licensees, as well as broadband PCS and ESMR licensees, although the extent of lawful state regulation of such “wireless local loop” service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.

      Until April 4, 2005, the FCC prohibits a PCS licensee from interfering with existing licensees that operate certain fixed microwave systems within its license area. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. We have completed all of our relocation obligations (and related payments) for our PCS markets.

     Ownership Restrictions

      Pursuant to a Report and Order adopted on November 8, 2001, while the FCC no longer restricts an entity’s ability to own interests in both cellular frequency blocks in an MSA market (the so-called cellular cross interest rule), the FCC continues to apply the cross interest rule to ownership interests in RSAs. We have joined with three other carriers to request reconsideration of the FCC’s decision to retain the cellular cross interest restriction with respect to ownership interests in RSAs, as we believe the record does not provide any support for distinguishing between interests in RSAs and similar interests in MSAs. In a Notice of Proposed Rulemaking released on October 6, 2003, the FCC proposed rule changes to discontinue the cellular cross-interest restriction where there are more than three competitors in a particular RSA. The FCC is also seeking comment on whether it should remove this restriction for all RSAs where the ownership interest being transferred, assigned or acquired is not a controlling interest.

      Also pursuant to that Report and Order, as of January 1, 2003, the FCC no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest (formerly known as the “spectrum cap”). The FCC now engages in a case-by case review of transactions that would raise concerns similar to those that the spectrum cap was designed to address. By eliminating a hard cap in favor of the more flexible analysis, we believe the changes adopted by the FCC in the November 8, 2001 Report and Order could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators.

      The FCC may prohibit or impose conditions on transfers of licenses. The Communications Act requires prior FCC approval for substantive, non-pro forma transfers or assignments to or from us of a controlling interest in any license or construction permit, or of any rights thereunder. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any future requests for approval of applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide cellular or PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected. In a Report and Order released October 6, 2003, the FCC adopted a streamlined transfer and assignment process that will be instituted beginning April 5, 2004. Under this new process, certain assignment or transfer of control applications may be granted within a timeframe shorter than the current rules allow.

      FCC rules restrict the voluntary assignments or transfers of control of certain PCS licenses in the C and F Blocks (the so-called “Entrepreneurs’ Blocks”), which were awarded in auctions in which bidding was limited to entities below a certain size and in which certain bidding enhancements (i.e., bidding credits and installment payment plans) were offered. We previously qualified for and presently hold some Entrepreneurs’ Block licenses. During the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), assignments or transfers affecting control of such licenses are permitted only to assignees or transferees that meet the eligibility criteria for participation in the Entrepreneurs’ Block auction at the time the application for assignment or transfer of control is filed or, if the proposed assignee or transferee holds other licenses for the C or F Block, met the same eligibility criteria at the time of receipt of such licenses. The FCC also requires that “entrepreneurs” make “unjust enrichment payments” if they seek to transfer control of or assign an Entrepreneurs’ Block license to an entity that does not qualify for the same level of benefits. During the entire ten-year initial license term, if a license is being paid for in installments, the FCC will condition its approval of a transfer or assignment on remittance of all unpaid principal and accrued interest on the license if the proposed transferee or assignee does not qualify for the installment payment plan. In addition, during the first five years of the license term, an entrepreneur seeking to transfer control of or assign a license must repay to the government all or part of any bidding credit it benefited from in the auction if the proposed transferee or assignee does not qualify for the same level of bidding credit. These rules could restrict our ability to assign or transfer control of our Entrepreneurs’ Block licenses or acquire such licenses from other entities.

      The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits indirect ownership of as much as 25 percent of our equity without the need for any action by the FCC. If FCC determines that the public interest would be so served, it may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25 percent benchmark. The FCC generally permits, however, additional indirect ownership in excess of the statutory 25 percent benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. For investors from countries that are not members of the World Trade Organization, the

FCC will determine whether the home country of the foreign investor extends reciprocal treatment called “equivalent competitive opportunities” to U.S. entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25 percent benchmark. These restrictions could adversely affect our ability to attract additional equity financing. We have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock.

     General Regulatory Obligations

      The Communications Act and the FCC’s rules impose a number of requirements upon cellular and PCS licensees. These requirements could increase our costs of doing business.

      We are obligated to pay annual regulatory fees and assessments to support the FCC’s regulation of the cellular and PCS industries, as well as fees necessary to support federal universal service programs, number portability regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees.

      The FCC has adopted requirements for cellular, PCS and other CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages, and on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. In June 2002, the FCC extended the deadlines for meeting certain of these 911 requirements — the “Phase II” capabilities whereby emergency service providers receive the 911 caller’s geographic location — to March 1, 2003, at the earliest (the actual date for implementing this capability in any given locale will be based on the readiness of public safety agencies to participate in E-911 services). We are currently constructing facilities to implement these capabilities in several markets, although we cannot state at this time whether we will be able to meet all of the requirements imposed by the FCC, whether some additional relief from these regulations will be required, or whether the FCC would grant such relief if we request that it do so. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for enhanced 911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.

      Under certain circumstances, federal law also requires cellular and PCS carriers to provide law enforcement agencies with capacity to support lawful wiretaps and technical capabilities for wiretaps. We have obtained an interim waiver of these requirements through November 19, 2003 for packet-mode services and requested an additional two-year extension of this waiver through November 19, 2005, and have obtained an interim waiver and for certain other capabilities associated with voice services. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.

      Because the availability of telephone numbers is dwindling, the FCC has changed the way that telephone numbers generally are allocated through “number pooling” rules. Number pooling is only mandatory at this point within the wireline rate centers in which we have drawn numbers and which are located in counties that are included in the “Top 100 MSAs” as defined by the FCC’s rules. A number of our markets may be partially or wholly contained within the Top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.

      In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, i.e., the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under the local number portability rules, a CMRS carrier located in one of the Top 100 MSAs that received a request by February 24, 2003, from another carrier to allow end-users to port their telephone numbers, must be capable of doing so by November 24, 2003. Outside of the Top 100 MSAs, CMRS carriers that receive a request to allow end users to port their telephone numbers must be capable of doing so within six months after receiving the request or by May 24, 2004, whichever is later. In addition, all CMRS carriers have been required since November 24, 2002 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements are likely to result in added capital expenditures for us to make necessary system changes. We intervened in support of an appeal of these requirements filed by the wireless industry with the United States Court of Appeals for the District of Columbia Circuit. The Court rejected the industry’s claims on a variety of substantive and procedural grounds. Some wireless carriers have filed petitions with the FCC seeking rescission of the rule and a stay of its effectiveness. In addition, the Cellular Telecommunications and Internet Association, a trade group to which we belong, has filed a petition with the FCC asking that the effective date be delayed unless the FCC clarifies a number of implementation questions by September 1, 2003. The FCC has responded to certain of these questions. We have received number portability requests and are planning to meet the November 24, 2003 deadline, or the May 24, 2004 deadline, as applicable.

      The FCC has adopted rules to govern customer billing by CMRS providers and is considering whether to extend billing rules currently applicable to landline carriers to CMRS carriers. Adoption of some of the FCC’s proposals could increase the complexity and costs of our billing processes and/or limit the manner in which we bill for services.

      The FCC is required to implement policies that mandate local exchange carriers to pay reciprocal compensation for the exchange of traffic with other carriers, including CMRS carriers such as us, at rates more closely related to cost. In a rulemaking proceeding pertaining to interconnection between local exchange carriers (LECs) and CMRS providers such as us, the FCC concluded that LECs are required to compensate CMRS providers for the reasonable costs incurred by these providers in terminating traffic that originates on LEC facilities, and vice versa. The FCC is currently considering changes to LEC-CMRS interconnection and other so-called “intercarrier compensation” schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. In a recent Report and Order adopted on February 20, 2003 and released in August 2003, the FCC ruled that CMRS carriers such as ourselves cannot order “dedicated transport” facilities and at unbundled network element (UNE) prices from LECs for connections from our wireless base stations and switches to the LEC’s telephone network. Furthermore, our ability to order transport between LEC facilities on an unbundled basis at UNE prices is limited by the extent to which alternative non-LEC transport facilities are available over certain routes (which can eliminate the LECs’ obligation to unbundle dedicated transport on those routes).

      The FCC has adopted rules that require interstate communications carriers, including cellular and PCS carriers, to “make an equitable and non-discriminatory contribution” to a Universal Service Fund that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments, as the FCC has required. The FCC recently initiated a rule making proceeding in which it solicits public comment on ways of reforming both the manner by which it assesses carrier contributions to the Universal Service Fund and the way in which carriers may recover their costs from customers. Effective April 1, 2003, the FCC prospectively forbade carriers from recovering their administrative costs associated with administering the universal service assessments that carriers are required to pay. The FCC’s new rules require that carriers’ USF recovery charges to customers may not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We are working diligently to comply with these new requirements. They may have an impact on our ability to recover our administrative costs for administering our participation in the program.

      Wireless carriers may be designated as “Eligible Telecommunications Carriers” (ETC) and may receive universal service support for providing service to consumers that use wireless service in high cost areas as their only phone service, as well as to consumers in these areas who also maintain wireline service. Other wireless carriers operating in states where we operate have obtained or applied for ETC status. Such other carriers’ receipt of universal service support funds may affect our competitive status in a particular market. We are currently applying for this designation in certain states in which we provide wireless service to qualifying high cost areas, and are contemplating whether and where else to apply. If we are successful in obtaining ETC status in the states in which we are applying and such payments are thus made available to us, they would be an additional source of revenue to us that could be used to support the service we provide in the high cost areas.

      Cellular and PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or 800/888 numbers, so that cellular subscribers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.

      There are restrictions on a telecommunications carrier’s use of customer proprietary network information without prior customer approval. FCC rules implementing these restrictions have been revised. Given our current marketing activities, these revised rules have limited potential to impose upon us new costs, obligations or burdens.

      Telecommunications carriers are required to make their services accessible to persons with disabilities and the FCC’s rules implementing these requirements are in effect. These rules generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/ grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC’s complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well.

      The FCC has determined that interexchange (long distance) service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Telecommunications Act. Rate averaging requires us to average our intrastate long distance CMRS rates between rural and high cost areas and urban areas. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC’s rules have been vacated by the United States Court of Appeals for the District of Columbia, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how integration requirements apply to CMRS offerings, including single rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and there is no assurance that the FCC will decline to impose these requirements on us and/or across our various CMRS affiliates.

State, Local and Other Regulation

      The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. The FCC denied the petitions of eight states to continue their rate regulation authority, including authority over cellular operators. As a practical matter, we are free to establish rates and offer new products and service with a minimum of regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction, primarily focusing upon prior approval of acquisitions and transfers of licenses and resolution of customer complaints. However, states may continue to regulate “other terms and conditions” of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices. The outcome of these proceedings is uncertain and could require us to change certain of our marketing practices and ultimately increase state regulatory authority over the wireless industry.

      The location and construction of our cellular and PCS transmitter towers and antennas are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC’s environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.

      We cannot assure you that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.

Future Regulation

      From time to time, federal or state legislators propose legislation that could affect us, either beneficially or adversely. We cannot assure you that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might adversely affect our business. Changes such as the allocation by the FCC of radio spectrum for services that compete with our business could adversely affect our operating results.

Employees and Dealers

      As of June 30, 2003, we had approximately 2,500 full time employees. We consider our employee relations to be good. In addition, as of that date, American Cellular and we each had agreements with approximately 175 independent dealers, including car dealerships, electronics stores, paging service companies and independent contractors.

Properties

      We maintain our corporate headquarters in Oklahoma City, Oklahoma in a building we lease from an affiliate of DCCLP. We own or lease five regional call centers throughout the United States. As of June 30, 2003, our wireless operations leased approximately 150 retail stores and outlets and approximately 10 administrative offices and American Cellular’s operations leased approximately 90 retail stores and outlets and approximately five administrative offices. We review these leases from time-to-time and, in the future, may lease or acquire new facilities as needed. We do not anticipate encountering any material difficulties in meeting our future needs for leased space.

Legal Proceedings

      We and our wholly-owned subsidiary, Dobson Cellular Systems, Inc., are named as defendants in a lawsuit filed on May 2, 2003, by LS PCS, Inc. d/b/a Lone Star Phones, in the United Stated District Court for the Northern District of Texas (Civ. Action No. 3-03CV-0925-H). The plaintiff was a dealer-agent for Dobson Cellular for about 18 months, but had no contractual relationship with Dobson Communications. The plaintiff has alleged that it had three agreements with Dobson Cellular Systems to enroll subscribers in three cellular systems in Texas operated by Dobson Cellular. The plaintiff also claims that Dobson Cellular orally agreed to grant the plaintiff the right to enroll subscribers in cellular systems operated by Dobson Cellular on a nationwide basis. The plaintiff claims, inter alia, that Dobson Cellular prevented plaintiff from enrolling subscribers on a nationwide basis and that Dobson Cellular wrongfully terminated the plaintiff’s dealer agreements for Texas. The plaintiff seeks actual damages in excess of $27 million, exemplary damages, punitive damages, interest and costs. Responsive pleadings have been filed but no discovery has been conducted in the case. Dobson Communications and Dobson Cellular believe that the plaintiff’s claims are without merit and intend to vigorously defend against plaintiff’s claims.

      Dobson Communications Corporation and Dobson Cellular Systems, Inc. are named defendants in Cochran v. Audiovox, et al. Further, several class actions are pending against numerous defendants,

including Cellular One Group, and in connection with those suits Cellular One has asserted a claim against Dobson Communications Corporation for indemnification against liabilities resulting from that litigation. All of these cases have been consolidated as part of a multi-district litigation proceeding in the United States District Court for the District of Maryland. These cases involve claims by the plaintiffs that cell phone manufacturers and service providers (i) failed to disclose alleged dangers of radio frequency radiation and (ii) failed to provide free headsets to prevent the alleged risks. The District Court granted defendants’ motion to dismiss the class actions. That decision was affirmed by the United States Court of Appeals for the 4th Circuit, but has not yet become final.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers and their respective ages and positions as of October 31, 2003, are set forth below.

Name	Age	Position

Everett R. Dobson(1)	44	Chairman of the Board, President and Chief Executive Officer
Douglas B. Stephens	44	Vice President and Chief Operating Officer
Bruce R. Knooihuizen	47	Executive Vice President and Chief Financial Officer
R. Thomas Morgan	47	Vice President and Chief Information Officer
Timothy J. Duffy	43	Senior Vice President and Chief Technical Officer
Richard D. Sewell, Jr.	46	Treasurer
Stephen T. Dobson(1)	40	Secretary and Director
Russel L. Dobson(1)	68	Director
Fred J. Hall	51	Director
Justin L. Jaschke	45	Director
Albert H. Pharis, Jr.	53	Director

(1)	Everett R. Dobson and Stephen T. Dobson are brothers and Russell L. Dobson is their father.

      Everett R. Dobson has served as a director and officer since 1982. From 1990 to 1996, he served as a director, President and Chief Operating Officer of Dobson Communications and President of our cellular subsidiaries. He was elected Chairman of the Board and Chief Executive Officer of Dobson Communications in April 1996. Mr. Dobson currently serves on the Board of Directors and the Executive Committee of the Cellular Telecommunications & Internet Association. He holds a B.A. in Economics from Southwestern Oklahoma State University and currently sits on its Foundation Board and chairs its Investment Committee. Mr. Dobson is Chairman of the Board of DWL Holding Company, or DWL, formerly known as Logix Communications Enterprises, Inc. Through its subsidiary, Dobson Telephone Company, DWL operates as an Oklahoma Independent Local Exchange Carrier (ILEC).

      Douglas B. Stephens has served as Regional Vice President for our Central Region from April 1997 to August 2002. In this capacity, Mr. Stephens’ responsibilities included all sales and operations for the wireless properties throughout Texas, Oklahoma, Kansas and Missouri. In August 2002, Mr. Stephens became Vice President and Chief Operating Officer. Mr. Stephens has 19 years of wireless experience. From March 1990 until March 1997, he was employed by United States Cellular, serving as National Accounts Manager and then as General Manager, responsible for its Indiana, Kentucky and Ohio cluster. Prior to that, Mr. Stephens was Director of Sales and Marketing for Cellular Communications Inc. out of Cleveland, Ohio. Mr. Stephens received a Bachelor of Science in Business Management from the University of Nebraska at Lincoln.

      Bruce R. Knooihuizen is our Executive Vice President and Chief Financial Officer. Mr. Knooihuizen joined us in July 1996. From 1994 to 1996, Mr. Knooihuizen was Chief Financial Officer and Secretary for The Westlink Co. in San Diego, a wireless provider which was formerly an operating unit of U S West. Previously, he was Treasurer and Controller of Ameritech Cellular from 1990 to 1994; Director, Accounting Operations of Ameritech Applied Technologies from 1988 to 1990; and Controller of Ameritech Properties in 1988, all located in Chicago. From 1980 to 1988 he held various financial and accounting positions with The Ohio Bell Telephone Company. Mr. Knooihuizen received a B.S. in Finance from Miami University in Oxford, Ohio and an M.B.A. in finance from the University of Cincinnati.

      R. Thomas Morgan has served as our Vice President and Chief Information Officer since December 1997. During 1996 and 1997, Mr. Morgan was Director of Corporate Services in the Information Services Department of American Electric Power in Columbus, Ohio, an electric utility serving three million customers in the Midwest. Previously, he was Manager of Accounting and Human Resources Systems from 1994 through 1995 and held various positions in the Information Systems Department of American Electric Power from 1985. Mr. Morgan was Manager of Software Engineering for Access Corporation, a software development company, in Cincinnati, Ohio from 1978 to 1981. Mr. Morgan holds a B.S. in Systems Analysis from Miami University in Oxford, Ohio.

      Timothy J. Duffy has served as our Senior Vice President and Chief Technical Officer since December 1998. In this capacity, he managed our cellular network facilities as well as engineering, design and build-out of new cellular networks. Prior to joining us, Mr. Duffy worked for Sygnet Communications from 1985 to 1998 in engineering and related management positions. In 1983 he was employed as Director of Engineering for the Constrander Corporation, where he was responsible for seven AM and FM radio broadcast facilities in Ohio and Pennsylvania. From 1976 to 1982 he served as Chief Engineer of radio station WGRP in Greenville, Pennsylvania. Mr. Duffy holds a U.S. patent concerning the integration of wireless phone location information to make call management decisions. He is a member of the Institute of Electrical and Electronics Engineers and holds a degree in Electrical Engineering from Pennsylvania State University.

      Richard D. Sewell, Jr. has served as our Treasurer since September 1998. Mr. Sewell was employed by Dal-Tile International Inc., a ceramic tile manufacturer and distributor, as Vice President — Finance from 1997 to 1998, as Vice President — Treasurer from 1995 to 1997 and as Vice President — Financial Reporting from 1990 to 1995. From 1979 to 1989, Mr. Sewell was employed by a predecessor entity to Ernst & Young, a public accounting firm, concluding as a principal in their Entrepreneurial Service Group. Mr. Sewell received a B.S. in Accounting from the University of Missouri-Kansas City.

      Stephen T. Dobson has served as a director of Dobson Communications since 1990. He served as our Treasurer from 1990 until September 1998, and he has served as our Secretary since 1990. He is also Vice Chairman of the Board of Directors and Chief Executive Officer of DWL and its subsidiaries. Mr. Dobson is a member of the Western Rural Telephone Association, National Telephone Cooperative Association and Telecommunications Resellers Association. He holds a B.S. in Business Administration from the University of Central Oklahoma.

      Russell L. Dobson has served as a director since 1990 and was Chairman of the Board and Chief Executive Officer from 1990 to 1996. Mr. Dobson joined his father at Dobson Telephone Company in 1956 and became the controlling owner and Chief Executive Officer in 1975 when he purchased his father’s interest. He has been active in many industry-related groups, including the Oklahoma Telephone Association, Western Rural Telephone Company and Organization for the Protection and Advancement of Small Telephone Companies. Mr. Dobson is a director of DWL.

      Fred J. Hall became a director of Dobson Communications in May 2000. Since 1983, Mr. Hall has been Chairman, President and Chief Executive Officer of the Fred Jones Companies, Inc., a privately-held company headquartered in Oklahoma City, Oklahoma. Mr. Hall was with the United States Department of State, serving as Assistant Secretary for European and Canadian Affairs from 1986 to 1998. Mr. Hall is serving on the Budget and Audit Committees of the Oklahoma Turnpike Authority, and served as Chairman of the Oklahoma Turnpike Authority from 1995 to 2002. In addition, Mr. Hall serves on the boards of numerous civic and cultural organizations. Mr. Hall received a B.A. degree from Vanderbilt University in 1974 and an M.B.A. from the University of Southern California in 1976.

      Justin L. Jaschke has served as a director of Dobson Communications since 1996. Mr. Jaschke has been the Chief Executive Officer and a director of Verio Inc., an Internet services provider based in Englewood, Colorado, since its inception in March 1996. Prior to March 1996, Mr. Jaschke served as Chief Operating Officer for Nextel Communications, Inc. following its merger with OneComm Corporation in July 1995. Mr. Jaschke served as OneComm’s President and a member of its Board of Directors from 1993 until its merger with Nextel. From May 1990 to April 1993, Mr. Jaschke served as President and Chief Executive Officer of Bay Area Cellular Telephone Company. Mr. Jaschke served on the Board of Directors of Metricom, Inc., a wireless data communications provider until November 2001. Mr. Jaschke was a director of Logix from March 1998 until April 2003. Mr. Jaschke currently serves on the Board of Trustees of the University of Puget Sound, on the Board of Directors of Bluestar Communications, an application service provider, and on the Board of Directors of Positive Networks, a leading provider of remote access services. Mr. Jaschke has a B.S. in Mathematics from the University of Puget Sound and an M.S. in Management from the Massachusetts Institute of Technology Sloan School of Management.

      Albert H. Pharis, Jr. has served as a director and a consultant of Dobson Communications since December 1998. Since February 2003, Mr. Pharis has been Chairman of the Board, Chief Executive Officer and a director of Ortheon Medical, a medical device company based in Orlando, Florida. Mr. Pharis became a director and the Chief Executive Officer of DWL in September 1999. He ceased to be the Chief Executive Officer in April 2001 and, in April 2003, he ceased to be a director of DWL. Mr. Pharis served as President, Chief Executive Officer and Director of Sygnet Wireless, Inc. and Sygnet Communications Company, Inc. from 1985 to December 1998. He has been active as a board member of the Cellular Telecommunications & Internet Association since 1985 and as a member of its Executive Committee since 1989. He has also been Chairman of its Small Operators Caucus.

Board Composition

      Our board of directors consists of seven persons with one vacancy. In connection with the American Cellular Reorganization, we agreed to appoint two nominees selected by American Cellular’s prior noteholders and reasonably satisfactory to us to our board of directors; one to the class of directors with two-year terms remaining and one to the class of directors with three-year terms remaining. We agreed to amend our certificate of incorporation so that at the end of the noteholders’ nominees’ respective initial terms, the vacancies created will be filled by a vote of the holders of our class A common stock voting as a separate class. At any time this amendment is not effective, we will allow the holders of our class A common stock to designate nominees for such board seats. The rights of the holders of our class A common stock to elect or designate these two directors will expire under certain circumstances.

      Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws currently provide for three classes of directors of as nearly equal size as possible. The term of each class of directors is normally three years, and the term of one class expires each year in rotation. Our executive officers serve at the discretion of our board of directors and are appointed at the board’s first meeting after each annual meeting of stockholders.

Board Committees

      For so long as either the holders of our class A common stock have the right to elect or designate two members to our board of directors, at least one member of our audit and compensation committees will be one of these two directors provided that the director meets the independence requirements of the Nasdaq National Market.

      Our board of directors has established an audit committee and a compensation committee.

      Audit Committee. Members: Fred J. Hall, Justin L. Jaschke and Albert H. Pharis, Jr.

      The Audit Committee is composed of our non-employee directors. The Audit Committee annually considers the qualifications of our independent auditor and makes recommendations to the Board on the engagement of the independent auditor. The Audit Committee meets with representatives of the independent auditor and is available to meet at the request of the independent auditor. During these meetings, the Audit Committee receives reports regarding our books of accounts, accounting procedures, financial statements, audit policies and procedures, internal accounting and financial controls, and other matters within the scope of the Audit Committee’s duties. The Audit Committee reviews the plans for and results of audits for us and our subsidiaries. The Audit Committee reviews and approves the independence of the independent auditor, and considers and authorizes the fees for both audit and nonaudit services of the independent auditor.

      Compensation Committee. Members: Russell L. Dobson, Justin L. Jaschke and Albert H. Pharis, Jr.

      The members of the Compensation Committee are our non-employee directors, but are eligible to participate in any of the plans or programs that the Compensation Committee administers. The Compensation Committee approves the standards for setting salary ranges for our executive officers, reviews and approves the salary budgets for all other of our officers, and specifically reviews and approves the compensation of our senior executives. The Compensation Committee reviews action taken by management in accordance with the salary guidelines for executives and establishes the performance objectives for variable compensation for executives. The Compensation Committee also administers our stock option plans and approves stock option grants for our executive officers.

Director and Executive Officer Compensation

      The compensation of our directors and executive officers is described below. None of our officers receive any additional compensation for serving as a director.

      Each of our directors, other than Everett R. Dobson, receives an annual directors’ fee of $10,000 and an annual fee of $5,000 for service on each of the Audit Committee or the Compensation Committee on which the director serves. We also reimburse all of our directors for out-of-pocket expenses incurred in attending board and committee meetings.

      In October 1996, in connection with his election as a director, we granted Justin L. Jaschke an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $0.77 per share. In addition, in April 2002, we granted Mr. Jaschke an option to acquire an additional 50,000 shares of our Class A common stock, at an exercise price of $2.09 per share. The options granted to Mr. Jaschke in 1996 are 100% vested, while the options granted in 2002 vest at a rate of 25% a year through April 2006. In December 1998, in connection with his election as a director, we granted Albert H. Pharis, Jr. an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $5.18 per share. In addition, in April 2002, we granted Mr. Pharis an option to acquire an additional 50,000 shares of our Class A common stock, at an exercise price of $2.09 per share. The options granted to Mr. Pharis in 1998 are 80% vested and will be fully vested in December 2003, while the options granted in 2002 vest at a rate of 25% a year through April 2006. In May 2000, we granted Fred J. Hall options to purchase 50,000 shares of our Class A common stock at an exercise price of $23.00 per share. In addition, in April 2002, we granted Mr. Hall an option to acquire an additional 50,000 shares of our Class A common stock, at an exercise price of $2.09 per share. The options granted to Mr. Hall during 2000 are 40% vested and will continue to vest ratably until May 2005, while the options granted in 2002 vest at a rate of 25% a year through April 2006. In April 2002, we granted each of Stephen T. Dobson and Russell L. Dobson options to acquire 50,000 shares of our Class A common stock, at an exercise price of $2.299 and $2.09 per share, respectively, and we granted Everett R. Dobson options to acquire 1,000,000 shares of our Class A common stock, at an exercise price of $2.299 per share. All three grants vest at a rate of 25% a year through April 2006. All options would become fully vested upon a change of control of our company.

Compensation Committee Interlocks and Insider Participation

      At December 31, 2002, our Compensation Committee consisted of Russell L. Dobson, Justin L. Jaschke and Albert H. Pharis, Jr. No member of the Compensation Committee was one of our officers or employees, or an officer or employee of any of our subsidiaries at any time during 2002. Russell Dobson, who became our consultant in December 2001, served as our Chairman of the Board and Chief Executive Officer from 1990 to 1996, and is the father of Everett R. Dobson, our Chairman of the Board and Chief Executive Officer, and Stephen T. Dobson, our corporate Secretary and a director. Mr. Pharis served as Chief Executive Officer of our former subsidiary, Logix, from September 1999 until April 2001.

Summary of Cash and Certain Other Compensation

      The following table provides certain summary information concerning compensation of our Chief Executive Officer and each of our other most highly-compensated executive officers for the fiscal years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

						Securities
				Other Annual		Underlying	All Other
		Salary	Bonus(1)	Compensation		Option Awards	Compensation
Name and Principal Position	Year	($)	($)	($)(2)		(# of Shares)(3)	($)(4)

Everett R. Dobson	2002	$595,833	$600,000	$50,000	(5)	1,000,000	$8,000
Chairman of the Board, President,	2001	500,000	600,000	126,600	(5)	—	5,835
Chief Executive Officer and Director	2000	500,000	600,000	108,200	(5)	—	6,800
Douglas B. Stephens	2002	197,917	190,763	—		175,000	6,120
Vice President and Chief Operating	2001	150,000	47,150	—		—	6,800
Officer	2000	126,250	47,150	—		15,000	6,530
Bruce R. Knooihuizen	2002	383,632	200,000	—		500,000	8,000
Executive Vice President and Chief	2001	316,667	200,000	—		—	6,800
Financial Officer	2000	241,667	200,000	—		100,000	6,800
Timothy J. Duffy	2002	268,158	73,347	—		175,000	8,000
Senior Vice President and Chief	2001	251,833	46,850	—		—	6,025
Technical Officer	2000	172,700	33,100	122,000	(6)	75,000	6,800
R. Thomas Morgan	2002	227,083	112,500	—		75,000	8,000
Vice President and Chief Information	2001	200,000	175,000	—		—	5,440
Officer	2000	173,900	96,250	—		75,000	5,300

(1)	The bonuses for 2002 represent the bonuses paid or to be paid in 2003 with respect to services performed in 2002. The bonuses for 2001 and 2000 represent the bonuses paid with respect to services performed in 2001 and 2000, respectively.

(2)	Represents the value of perquisites and other personal benefits. Does not include perquisites and other personal benefits that, in the aggregate, are not more than the lesser of $50,000 or 10% of total annual salary and bonus.

(3)	Represents the number of shares of our class A common stock.

(4)	Includes the matching contributions made by us to the account of the executive officer under our 401(k) Profit Sharing Plan.

(5)	Includes $39,800, $115,600 and $93,200 for personal use of our aircraft and $10,200, $11,000 and $15,000 for a company-provided vehicle and wireless phone in 2002, 2001 and 2000, respectively.

(6)	Represents a relocation bonus.

Stock Option Grants in Last Fiscal Year

      The following table lists those persons in the previous table who were granted options in 2002 to purchase shares of our class A common stock:

Option Grants in 2002

					Potential Realizable Value at
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Appreciation for Option
	Underlying	Granted to	Exercise		Term(1)
	Options	Employees	Price	Expiration
	Granted	in 2002	($/share)	Date	5%	10%

Everett R. Dobson	1,000,000	18.7%	$2.299	04/25/2112	$1,445,829	$3,664,014
Bruce R. Knooihuizen	500,000	9.3%	2.09	04/25/2112	657,195	1,665,461
Douglas B. Stephens	175,000	3.3%	2.09	04/25/2112	230,018	582,911
Timothy J. Duffy	175,000	3.3%	2.09	04/25/2112	230,018	582,911
R. Thomas Morgan	75,000	1.4%	2.09	04/25/2112	98,579	249,819

(1)	The assumed annual rates of stock price appreciation of 5% and 10% correspond to the option exercise price and are set by the Securities and Exchange Commission and are not intended as a forecast of possible future appreciation in stock prices.

Option Exercises and Fiscal Year-End Values

      The following table provides certain information on stock option exercises for our common stock, in 2002, by the named executive officers and the value of such officers’ unexercised options at December 31, 2002.

Aggregated Option Exercises of Our Class A Common Stock in Last Fiscal Year

and Fiscal Year-End Option Values

			Number of Shares
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-The-Money Options at
	Shares		Year-End(1)		Fiscal Year-End(2)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Everett R. Dobson	—	—	—	1,000,000	$—	$—
Bruce R. Knooihuizen	—	—	285,995	585,679	205,049	60,000
Douglas B. Stephens	—	—	10,092	214,994	—	21,000
Timothy J. Duffy	—	—	56,902	246,924	—	21,000
R. Thomas Morgan	—	—	60,994	120,000	32,288	9,000

(1)	Assumes the conversion of each share of class C common stock and class D common stock issuable upon exercise of options into 111.44 shares of class A common stock.

(2)	Based on the last bid price of our class A common stock for December 31, 2002 ($2.21 per share), less the exercise price.

Employment Agreements

      In February 2003, we entered into a multi-year retention agreement with Douglas B. Stephens, our Chief Operating Officer, pursuant to which we agreed to pay Mr. Stephens a retention bonus of $130,000 subject to his continued employment and, upon termination of his employment with us, certain confidentiality and non-solicitation covenants.

      We do not have formal employment agreements with any of our employees. In connection with the employment of Bruce R. Knooihuizen in 1996, we agreed to provide him compensation in the form of salary, bonus, stock options and other benefits. The terms of Mr. Knooihuizen’s employment provide for an initial annual salary of $150,000, an annual bonus ranging from 30% to 50% of his annual salary, and a 10-year option to purchase 8,688 shares of our class D common stock, which, when issued, is convertible into 968,215 shares of our class A common stock, vesting at the rate of 20% per year. Each share of our class D common stock is convertible into 111.44 shares of our class A common stock. We also agreed to a severance payment equal to one year’s salary in the event of termination of employment of Mr. Knooihuizen without cause. The options to purchase shares of our common stock held by Mr. Knooihuizen become fully vested upon a change of control.

      Effective December 23, 1998, immediately following our acquisition of Sygnet, Albert H. Pharis, Jr., formerly the chief executive officer of Sygnet Wireless, became a consultant to us to assist on an as-needed basis for a term of five years. Mr. Pharis advises and consults with us regarding operational matters affecting our business, such as industry trends, technological developments, the competitive environment, and the integration of Sygnet and other acquisitions. Mr. Pharis received a fee of $40,000 for the first 90 days of such consulting period and an annual fee of $60,000 which will end in December 2003. At the same time, Mr. Pharis, who serves on our Board of Directors, received options to purchase 959 shares of our class D common stock, which are convertible into 106,952 shares of our class A common stock, at an exercise price of approximately $5.18 per equivalent share of class A common stock. Mr. Pharis’s options vest ratably over a five-year period and fully vest upon a change of control.

RELATED PARTY TRANSACTIONS

      We adopted a policy requiring that any material transaction that we enter into with our officers, directors, or principal stockholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arms-length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis. In addition, the terms of our various debt instruments limit our ability and that of our subsidiaries to enter into transactions with their affiliates.

      Dobson CC Limited Partnership, or DCCLP, owns a 90% interest in a limited liability company that owns a multi-building office complex in Oklahoma City. We began occupying a portion of this complex as our corporate headquarters effective May 1, 2001. Our lease, which covers approximately 144,400 square feet of rentable space, is a 15-year, triple-net lease with an annual rental of $3.0 million. We use approximately 28,000 square feet of the leased space for one of our regional call centers and subleases another approximately 15,900 square feet to four tenants, one of which is an affiliate of DCCLP.

      One of our former subsidiaries, DWL Holding Company, Inc., formerly known as Logix Communications Enterprises, Inc., through its subsidiaries, provides various telecommunications services on a fee basis. DWL’s charges are comparable to charges for similar services provided by DWL to unrelated third parties. DCCLP is a principal shareholder of DWL. On February 28, 2002, Logix and its subsidiary, Logix Communications Corporation, filed a voluntary petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. On April 25, 2003, the Chapter 11 plan of reorganization for Logix became effective. All of our directors other than Mr. Hall, were also directors of Logix. Everett R. Dobson was Chairman of the Board of Directors and Stephen T. Dobson was Vice Chairman of the Board of Directors of Logix until they resigned in March 2002. Albert H. Pharis, Jr. was the Chief Executive Officer of Logix from September 1999 to April 2001. Effective April 25, 2003, Everett R. Dobson became Chairman of the Board and a director, Stephen T. Dobson became Vice-Chairman of the Board, a director and Chief Executive Officer, and Russell T. Dobson continues to be a director of DWL. On that date, Messrs. Jaschke and Pharis ceased to be directors of DWL.

      On February 8, 2001, we issued 200,000 shares of Series AA Preferred Stock, par value $1.00 per share, to AT&T Wireless, for aggregate cash proceeds of $200.0 million. The shares of Series AA Preferred Stock were issued pursuant to a Stock Purchase Agreement dated as of November 6, 2000, as amended on February 8, 2001. Each share of Series AA Preferred Stock is entitled to cumulative annual dividends of 5.96% on the liquidation preference of $1,000 per share, subject to certain adjustments. On June 17, 2003, Dobson Cellular Systems transferred to AT&T Wireless the FCC cellular licenses and related assets in the Santa Cruz, California MSA (population approximately 255,600), and the California 4 RSA (population approximately 386,900), and AT&T Wireless transferred to Dobson Cellular Systems the FCC cellular licenses and certain related assets in the Anchorage, Alaska MSA (population approximately 252,100) and Alaska RSA 2 (population approximately 168,300) markets. In addition,

AT&T Wireless transferred to us the 200,000 shares (which are all of the outstanding shares) of our Series AA Preferred Stock that it acquired in February 2001 that had a liquidation preference of $200.0 million, plus accrued but unpaid dividends. We subsequently cancelled the Series AA Preferred Stock and the Series A Preferred Stock into which the Series AA Preferred Stock was convertible.

      From time to time before 2002, we made advances to DCCLP, Everett R. Dobson and Dobson Ranch, LLC, an affiliate of Everett Dobson. At December 31, 2001, the outstanding balance due from DCCLP was $93,088, from Everett R. Dobson was $324,989 and from Dobson Ranch LLC was $318,806. Prior to July 30, 2002, we made advances to DCCLP in the aggregate amount of $72,643, to Everett Dobson in the aggregate amount of $8,700, and to Dobson Ranch, LLC in the aggregate amount of $61,659. At December 31, 2002, the outstanding balance due from DCCLP was $161,877, from Everett R. Dobson was $333,689, and from Dobson Ranch, LLC was $380,663. No advances to Everett R. Dobson, DCCLP or Dobson Ranch, LLC were made by us after July 30, 2002. On May 19, 2003, the advances to Everett Dobson and Dobson Ranch, LLC were paid in full. The current balance due from DCCLP is approximately $60,000. Advances to DCCLP are unsecured, non interest bearing, do not provide for any scheduled repayments and do not have a stated maturity date.

      In February 2000, our directors and certain of our executive officers exercised options previously granted to purchase shares of our old class B and class C common stock, which included options granted under our stock option plan. The shares purchased upon these exercises were equivalent to an aggregate of 731,826 shares of our class A common stock. The weighted average exercise price for these shares was $1.71 per share of class A common stock equivalent or an aggregate exercise price of $1.3 million, of which approximately $1.1 million was paid by giving us promissory notes executed by the option holders. In addition, from time to time since February 2000, certain of our executive officers and directors have exercised additional options to purchase shares of class A common stock and have paid all or a part of the exercise prices of the options by issuing their respective promissory notes. Further, from time to time until July 2002, we made cash advances to certain of our executive officers and directors. No such cash advances have been made since July 2002.

      On December 17, 2001, our Board of Directors approved loans to eleven of its employees, including four executive officers. The aggregate amount of the loans was $8.6 million, and the portion attributable to our executive officers was an aggregate of $6.7 million, as follows:

Name	Amount

Douglas B. Stephens	$710,605
Bruce R. Knooihuizen	5,050,866
R. Thomas Morgan	597,808
Richard D. Sewell, Jr.	346,659

      The loans refinanced outstanding balances of advances made by us to our employees. The proceeds of these advances had been used for various purposes including, without limitation, payment of the exercise price of exercised stock options. In addition, these loans refinanced indebtedness which certain of these employees owed to a bank. The proceeds of the bank loans had been used primarily to satisfy income tax liability incurred by the borrowers as a result of option exercises. We did not advance any additional amounts to these persons at any time during 2002 or to date in 2003.

      On August 21, 2003, Messrs. Knooihuizen, Stephens and Morgan transferred to us shares of our class A common stock that had been pledged to secure their respective loans having a market value equal to the unpaid principal and interest due on these loans, and the loans to these officers, including accrued but unpaid interest, were paid in full. These transactions were completed as part of a previously authorized share repurchase program. On September 4, 2003 Mr. Sewell paid in full the amount of unpaid principal and interest due on his loan. The other seven employees have also paid in full the amount of unpaid principal and interest due on their loans.

DESCRIPTION OF CAPITAL STOCK

      The following is a summary of the terms of our capital stock. This summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws and to the applicable provisions of Oklahoma law.

Common Stock

      We are authorized to issue 175,000,000 shares of class A common stock and 70,000,000 shares of class B common stock, 4,226 shares of class C common stock and 33,000 shares of class D common stock. As of October 31, 2003 there were:

•	119,997,356 shares of class A common stock outstanding;

•	19,418,021 shares of class B common stock issued and outstanding;

•	11,829,971 shares of class A common stock reserved for issuance upon exercise of future options that may be granted under our employee benefit plans;

•	20,118,856 shares of class A common stock reserved for issuance upon conversion of shares of our class B common stock and upon conversion of shares of class C common stock and class D common stock that may be issued upon the exercise of options granted under our 1996 stock option plan; and

•	14,004,068 shares of class A common stock reserved for issuance upon conversion of outstanding Series F convertible preferred stock.

      The rights of holders of the class A, class B, class C and class D common stock are identical in all respects, except as discussed below. Additional shares of class B common stock may be issued only to class B stockholders and only upon a stock split or stock dividend to holders of all classes of common stock on a pro rata basis. Our class C common stock and class D common stock is reserved exclusively for issuance upon the exercise of options granted under our 1996 stock option plan.

Dividends

      Subject to the right of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends that may be declared by our board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously an equivalent dividend is declared or paid on each share of that and every other class of common stock. In the event of stock dividends, holders of class A common stock or class B common stock shall be entitled to receive only additional shares of that class, while stock dividends with respect to class C common stock and class D common stock are payable only in shares of class A common stock.

Voting Rights

      The class A common stock and the class B common stock vote together as a single class on all matters submitted to a vote of shareholders, except as required by law. Each share of class A common stock is entitled to one vote and each share of class B common stock is entitled to 10 votes, except that each share of common stock is entitled to one vote with respect to any “going private” transaction under the Securities Exchange Act of 1934. Class C common stock and class D common stock have no voting rights, except as required by law. We have agreed to amend our certificate of incorporation so that the holders of our class A common stock, voting as a separate class, will be entitled to elect two members to our board of directors.

Liquidation Rights

      Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of our preferred stock, if any.

Conversion and Transferability of Common Stock

      Shares of class B common stock are convertible at any time, at the option of the holder, into an equal number of fully paid and non-assessable shares of class A common stock. All conversion rights of class B common stock are subject to any necessary FCC approval. Shares of class B common stock transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles will automatically convert into an equal number of fully paid and non-assessable shares of class A common stock. Shares of class C common stock and class D common stock are convertible at any time into 111.44 fully paid and non-assessable shares of class A common stock, subject to adjustment for stock splits, stock dividends, recapitalizations or reorganizations.

Investors’ Agreement

      We are a party to an investors’ agreement with the holders of our class B common stock. The investors’ agreement provides that DCCLP has certain demand and “piggy-back” registration rights for the shares of class A common stock issuable upon sale or conversion of its class B common stock. In addition, the investors’ agreement provides DCCLP with pre-emptive rights with respect to our future private equity issues. The investors’ agreement also contains restrictions on transfer identical to those contained in our certificate of incorporation. These restrictions provide that shares of class B common stock may not be transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles.

      Subject to the prior right of our class A common stockholders to elect two directors, DCCLP is entitled to designate up to six of our directors, depending on its level of voting control of us. Notwithstanding the foregoing, an additional two directors may be designated by the holders of our 12.25% senior preferred stock, an additional two directors may be designated by the holders of our 13% senior preferred stock and an additional two directors may be designated by the holders of our convertible preferred stock in the event of non-payment of dividends for certain periods or other voting rights triggering events.

Other Provisions

      The holders of our common stock are not entitled to preemptive or similar rights.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is UMB Bank, n.a.

Preferred Stock

General

      We are authorized to issue 6,000,000 shares of preferred stock, par value $1.00 per share. The board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock.

      Subject to limitations imposed by law or our amended and restated certificate of incorporation, the board of directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights for the series, if any;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon our liquidation, dissolution or winding-up;

•	the redemption prices and terms applicable to the series, if any; and

•	the preferences and relative rights among the series of preferred stock.

These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock.

Convertible Preferred Stock

      As of October 31, 2003, we had authorized 1,900,000 shares of our Series F convertible preferred stock and 686,201 shares were outstanding. The series F convertible preferred stock has a liquidation preference of $178.571 per share plus accrued and unpaid dividends.

      The certificate of designation for our Series F convertible preferred stock provides for the following rights:

      Voting Rights. The holders of our Series F convertible preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that if dividends on the Series F convertible preferred stock are in arrears and unpaid for two or more dividend periods (whether or not consecutive), the holders of the Series F convertible preferred stock, voting as a single class, will be entitled to elect up to two additional members to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors will be increased by the number of additional directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series F convertible preferred stock has been paid in full.

      Dividends. The holders of our Series F convertible preferred stock are entitled to receive cumulative dividends, which may be paid (at our option) in either cash or additional shares of Series F convertible preferred stock, at the annual rate of 6% of the $178.571 per share liquidation preference in the case of cash dividends and 7% of the $178.571 per share liquidation preference in the case of dividends payable in additional shares of convertible preferred stock. Dividends are payable semi-annually in arrears on April 15 and October 15 of each year.

      Redemption. Subject to the legal availability of funds, on August 19, 2016, we are required to redeem the Series F convertible preferred stock at a redemption price in cash equal to 100% of the liquidation preference, plus accrued and unpaid dividends.

      We may redeem the Series F convertible preferred stock for cash on or after August 19, 2005, at the redemption prices expressed as a percentage of the liquidation preference set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning on August 19 of each of the following years:

Year	Percentage

2005	106.000%
2006	103.000%
2007 and thereafter	100.000%

      Conversion. Each shares of Series F convertible preferred stock is convertible at the option of the holder at any time at an initial conversion price of $8.75 per share, subject to adjustment under certain circumstances.

      Change of control. Upon a change of control, we are required to make an offer to purchase all shares of Series F convertible preferred stock at a purchase price in cash equal to 101% of the liquidation preference of the Series F convertible preferred stock, plus accrued and unpaid dividends. A change of control means:

•	any “person” or “group” (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of our voting stock on a fully diluted basis and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by certain permitted stockholders on such date;

•	individuals who on the issue date of the Series F convertible preferred stock constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the members of our board of directors then in office who either were members of our board of directors on the issue date of the Series F convertible preferred stock or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all our assets to any person other than a one of our wholly owned subsidiaries or certain permitted stockholders; or

•	our adoption of a plan of liquidation or dissolution.

      Restrictive covenants. The certificate of designation governing the Series F convertible preferred stock contains certain restrictive covenants which limit our ability to effect a consolidation or merger or sell all or substantially all of our assets and enter into transactions with affiliates.

Senior Preferred Stock

12.25% Senior Preferred Stock

      As of October 31, 2003, 661,006 shares of our 12.25% senior preferred stock were authorized and 107,131 shares were outstanding. The 12.25% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

      The certificates of designation for our 12.25% senior preferred stock provide for the following rights:

Voting Rights. The holders of our 12.25% senior preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificates of designation. The certificates of designation provide that, upon the occurrence of a voting rights triggering event, the number of directors constituting the board of directors will be increased by two directors, whom the holders of 12.25% senior preferred stock will be entitled to elect. Whenever the right of the holders of 12.25% senior preferred stock to elect directors shall cease, the number of directors constituting the board of directors will be restored to the number of directors constituting the board of directors prior to the time of the event that entitled the holders of 12.25% senior preferred stock to elect directors.

Under Oklahoma law, the holders of 12.25% senior preferred stock will be entitled to vote as a class upon a proposed amendment to our certificate of incorporation, whether or not entitled to vote thereon by our certificate of incorporation, if the amendment would increase or decrease the par value of the shares of that class, or alter or change the powers, preferences or special rights of the shares of that class so as to affect us adversely.

Dividends. The holders of our 12.25% senior preferred stock are entitled to receive cumulative dividends at the annual rate of 12.25% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We may pay dividends in cash or, on or prior to January 15, 2003, in additional fully paid and nonassessable shares of senior preferred stock having a liquidation preference equal to the amount of the dividends.

Redemption. We are required to redeem the 12.25% senior preferred stock on January 15, 2008, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time we may redeem the 12.25% senior preferred stock in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 12.25% senior preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning January 15 of each of the following years:

Year	Percentage

2003	106.125%
2004	104.084%
2005	102.042%
2006 and thereafter	100.000%

      Optional Exchange. We may exchange the 12.25% senior preferred stock in whole, but not in part, into our senior subordinated exchange debentures.

      Change of Control. Upon a change of control, we must make an offer to purchase the 12.25% senior preferred stock at a purchase price equal to 100% of the liquidation preference of the 12.25% senior preferred stock, plus accrued and unpaid dividends. A change of control means, with respect to the 12.25% senior preferred stock, such time as:

•	a shareholder becomes the beneficial owner of more than 35% of the total voting power of our voting stock, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date, or

•	individuals who on the issue date of such 12.25% senior preferred stock constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office.

      Restrictive Covenants. The certificate of designation that governs the 12.25% senior preferred stock contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of our capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger.

      On October 31, 2003, we completed the purchase 246,967 shares of our 12.25% senior preferred stock for an aggregate consideration of $263.4 million, including accrued dividends.

13% Senior Preferred Stock

      As of October 31, 2003, 403,772 shares of our 13% senior preferred were stock authorized and 189,701 shares were outstanding. The 13% senior preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

      The certificate of designation for the 13% senior preferred stock provides for the following rights:

Voting Rights. The holders of our 13% senior preferred stock have voting rights substantially similar to the voting rights provided to the 12.25% senior preferred stock.

Dividends. The holders of 13% senior preferred stock are entitled to receive cumulative dividends at the annual rate of 13% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We may pay dividends in cash or, on or prior to May 1, 2004, in additional fully paid and nonassessable shares of 13% senior preferred stock having a liquidation preference equal to the amount of the dividends.

Redemption. We are required to redeem the 13% senior preferred stock on May 1, 2009, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time on or after May 1, 2004, we may redeem our 13% senior preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 13% senior preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning May 1 of each of the following years:

Year	Percentage

2004	106.500%
2005	104.333%
2006	102.167%
2007 and thereafter	100.000%

      Optional Exchange. We may exchange our 13% senior exchangeable preferred stock in whole, but not in part, for our senior subordinated exchange debentures. The exchange rights are substantially similar to our exchange rights with respect to our 12.25% senior preferred stock.

      Change of Control. Upon a change of control, which is defined similarly to the same term used in its 12.25% senior preferred stock, we will be required to make an offer to purchase our outstanding 13% senior preferred stock at a purchase price equal to 100% of our liquidation preference plus accrued and unpaid dividends.

Foreign Ownership

      Our certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including our common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit foreign nationals or their representatives, a foreign government or its representative, or any corporation organized under the laws of a foreign country from owning of record or voting greater than 25% of our equity unless the FCC determines that the public interest would be served by accepting such foreign ownership. In addition, our certificate authorizes our board of directors to take action to enforce these prohibitions, including requiring redemptions of common stock to the extent necessary to reduce aggregate foreign ownership to lawful limits and placing a legend regarding restrictions on foreign ownership on the certificates representing the common stock.

Oklahoma Anti-Takeover Law and Certain Charter Provisions

      Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations, in certain circumstances the nullification of voting rights of 20% or more shareholders and the availability of authorized but unissued common stock.

Classified Board of Directors

      Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Shareholders may only remove directors for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors.

Blank Check Preferred Stock

      Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue preferred stock in either a private or public transaction. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Oklahoma Takeover Statute

      We are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an “interested stockholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date that person became an interested stockholder, unless:

•	prior to the date such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

      Section 1090.3 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested stockholder;

•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

      For purposes of Section 1090.3, the term “corporation” also includes majority-owned subsidiaries. In addition, Section 1090.3 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Oklahoma Control Share Act

      If we have 1,000 or more shareholders and meet other conditions, we will be subject to Oklahoma’s Control Share Act. With exceptions, this act prevents holders of more than 20% of the voting power of our stock from voting their shares. This provision may delay the time it takes anyone to gain control of us. Holders of our class B common stock are presently exempt from the Oklahoma Control Share Act. The transactions contemplated by the Restructuring will also be exempt from the Oklahoma Control Share Act.

Our Stockholder Action

      With respect to any act or action required of or by the holders of our common stock, the affirmative vote of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class, present in person or represented by proxy at a meeting and entitled to vote thereon, is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in its certificate of incorporation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the total combined voting power of all classes of its outstanding common stock, voting together as a single class for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of our certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision relating to the amendment provisions of its certificate of incorporation, the indemnification of directors, director liability, alien stock ownership, and the board of directors. We have amended our certificate of incorporation to provide that upon the expiration of the terms of two of our directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes due 2009, two of our directors will be elected by our class A common stockholders, voting as a single class.

      Pursuant to the Oklahoma General Corporation Act, stockholders may take actions without the holding of a meeting by written consent if the consent is signed by the holders of at least the number of shares which would be necessary to approve the transaction at a duly called shareholders’ meeting. If we have one thousand or more shareholders of record, actions taken by our shareholders by written consent must be unanimous. Mr. Everett R. Dobson and the other directors and executive officers as a group beneficially own shares of common stock representing approximately 57.3% of the total combined voting power of all classes of our capital stock entitled to vote, considered as a single class. Pursuant to the rules and regulations of the SEC, if stockholder action is taken by written consent, we will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Exculpation

      Directors and officers shall not be personally liable for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys’ fees and disbursements)) for any action taken, or any failure to take any action, unless:

•	the director or officer has breached his or her duty of loyalty to the corporation or its shareholders;

•	the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director or officer derived an improper personal benefit.

Indemnification

      To the fullest extent permitted by the Oklahoma General Corporation Act, we will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she:

•	is or was a director, officer, employee or agent; or

•	while a director, officer, employee or agent is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.

      We have entered into indemnity agreements with each of our directors and executive officers and have agreed to enter into similar indemnity agreements with the nominees to our board or directors to be designated by the prior ACC noteholders. Under each indemnity agreement, we will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

•	any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as a director or officer, or the director or officer of an affiliate; or

•	being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were, or are or were an affiliate’s, director, officer, employee or agent, or are or were serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

      Our indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supercedes, bail, surety or other bonds. We also intend to provide liability insurance for each of its directors and executive officers.

      Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are unenforceable.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facilities

      In connection with the Refinancing, we refinanced and replaced all outstanding borrowings under the existing credit facilities of DOC and Sygnet Wireless. For a description of those facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” On October 23, 2003 we caused Sygnet Wireless to be merged with and into DCS, and caused DCS immediately thereafter to terminate its $30 million revolving credit facility and replace it with a new senior secured credit facility consisting of:

•	a 6-year $150.0 million senior secured revolving credit facility, and

•	a 6.5-year $550.0 million senior secured term loan facility.

      The new DCS credit facility is guaranteed by us, DOC and each of DCS’s direct and indirect subsidiaries and is secured by a first priority security interest in all equity interests in DOC and DCS, and of the tangible and intangible assets of DCS.

      Under specified terms and conditions, including covenant compliance, the amount available under the new DCS credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than two requests to increase the amount of the credit facility and with respect to the revolving credit facility, it must be made at least 12 months prior to the credit termination date and with respect to the term loan facility, it must be made within 24 months of the closing date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the new DCS credit facility.

      Under the new DCS credit facility, there are mandatory scheduled principal or amortization payments and no reductions in commitments under the revolving credit facility. The term loan facility will amortize 1% per annum for the first 5.5 years and in equal quarterly installments for the balance in the final year. The revolving credit facility is scheduled to mature in April 2009 and the term loan facility is scheduled to mature in April 2010. However, if we have not refinanced or repaid our 10.875% senior notes by January 31, 2010, then the term loan facility will mature on January 31, 2010.

      DCS will also be required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon any material sale of assets.

      The DCS credit agreement contains covenants that, subject to specified exceptions, restrict our ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	incur contingent liabilities and liens;

•	merge with or acquire other companies or be subject to a change of control;

•	make loans or advances or stock repurchases;

•	engage in transactions with affiliates; and

•	make investments.

10.875% Senior Notes

      In June 2000, we issued $300.0 million in aggregate principal amount of our 10.875% Senior Notes due 2010 under an indenture with United States Trust Company of New York, as trustee. Subsequently, Bank of New York became the successor trustee.

      Redemption. We may redeem the senior notes at any time on or after to July 1, 2005, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest, if such redemption occurs during the 12-month period beginning on July 1 of each of the following years:

Year	Percentage

2005	105.438%
2006	103.625%
2007	101.813%
2008 and thereafter	100.000%

      In addition, we may redeem the senior notes at any time prior to July 1, 2005 at the make-whole premium set forth in the indenture.

      Change of Control. Upon a change of control, we are required to make an offer to purchase the entire outstanding principal amount of senior notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest. A change of control means

•	any “person” or “group”, within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, becomes the ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of more than 35% of the total voting power of the Voting Stock of Dobson on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the voting stock of Dobson, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date;

•	individuals who on the issue date of the senior notes constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by Dobson’s stockholders was approved by a vote of at least a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date of the senior notes or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson and its restricted subsidiaries, taken as a whole, to any person other than a wholly owned restricted subsidiary or the controlling stockholder or any affiliate thereof; or

•	the adoption of a plan of liquidation or dissolution of Dobson.

      Restrictive covenants. The indenture governing the senior notes contains certain restrictive covenants which limit our ability to incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into transactions with affiliates, effect a consolidation or merger. As of June 30, 2003, we were in compliance with all of these covenants.

      American Cellular is an unrestricted subsidiary for purposes of the senior notes.

Dobson/ Sygnet 12.25% Senior Notes

      In December 1998, Dobson/ Sygnet issued $200 million aggregate principal amount of its 12.25% senior notes due 2008 under an indenture with United States Trust Company of New York, as trustee. Interest on the notes is payable semi-annually on each June 15 and December 15. For a more detailed description of these notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      On October 24, 2003 we repurchased $183.3 million in aggregate principal amount outstanding of these notes.

DESCRIPTION OF THE NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the “Dobson,” “we,” “our” and “us” refer only to Dobson Communications Corporation and not to any of its subsidiaries.

      Dobson will issue the Notes under an indenture between itself and The Bank of Oklahoma, National Association, as trustee. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the provisions of the indenture and the registration rights agreement we consider material. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the Notes. Copies of the indenture and the registration rights agreement are available as set forth below under “— Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

      The Notes will be:

•	our unsecured, general obligations;

•	senior in right of payment to any of our existing and future Indebtedness that is expressly subordinated to the Notes;

•	equal in right of payment to any of our existing and future senior Indebtedness; and

•	effectively subordinated in right of payment to any of our existing or future secured Indebtedness to the extent of the value of the collateral securing such Indebtedness and any existing and future liabilities and obligations of our subsidiaries.

      On a pro forma basis as adjusted for the Refinancing, as of June 30, 2003:

•	Dobson’s Restricted Subsidiaries would have had $691.9 million of Indebtedness and other liabilities, consisting primarily of the new secured DCS credit facility, together with $150.0 million of secured revolving credit availability, and Dobson’s Unrestricted Subsidiaries would have had $975.6 million of Indebtedness and other liabilities;

•	Dobson would have had $950.0 million of senior Indebtedness; and

•	Dobson would have had $413.5 million aggregate outstanding liquidation preference of preferred stock, all of which would have been subordinated to the Notes and $291.7 million of which would have been mandatorily redeemable prior to the maturity of the Notes.

      See “Description of Other Indebtedness” and “Description of Capital Stock.”

      We and any of our Restricted Subsidiaries are permitted to incur substantial additional Indebtedness, including Indebtedness incurred under one or more credit facilities, all of which may be secured. In addition, we are a holding company the sole asset of which is the stock of our subsidiaries. None of our subsidiaries will guarantee the Notes. Accordingly, all of the liabilities, including credit facilities, other indebtedness and trade payables or preferred stock, of any of our subsidiaries will be effectively senior to the Notes. As a result, in the event of a liquidation or insolvency of our subsidiaries, none of their assets will be available to satisfy our obligations on the Notes until the claims of all creditors, including trade creditors, and preferred stockholders of those subsidiaries have been satisfied in full.

      Any subsidiaries we create or acquire in the future will be bound by the covenants contained in the indenture, unless we designate a subsidiary as an “Unrestricted Subsidiary.” Unrestricted Subsidiaries will not be subject to any of the restrictive covenants contained in the indenture. We refer to any subsidiary that is not an Unrestricted Subsidiary as a “Restricted Subsidiary.” All of our current subsidiaries, other than American Cellular Corporation, Dobson JV Company and DCC PCS, Inc. and their respective subsidiaries, will be Restricted Subsidiaries.

Principal, Maturity and Interest

      Dobson will issue Notes with an initial maximum aggregate principal amount of $650.0 million. Dobson may issue an unlimited amount of additional Notes from time to time after this offering under the indenture. Any offering of additional Notes will be subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness.” The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Dobson will issue notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on October 1, 2013.

      Interest on the Notes will accrue at the rate of 8.875% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2004. Dobson will make each interest payment to the Holders of record on the immediately preceding March 15 and September 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a Holder has given wire transfer instructions to Dobson, Dobson will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Dobson elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. Dobson may change the paying agent or registrar without prior notice to the Holders of the Notes, and Dobson or any of its subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A Holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Dobson is not required to transfer or exchange any Note selected for redemption. Also, Dobson is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Optional Redemption

      We may redeem the Notes at any time and from time to time on or after October 1, 2008, at our option, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning October 1 of each of the years set forth below:

Year	Percentage

2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

      In addition, at any time and from time to time on or prior to October 1, 2006, we may redeem up to 35% of the principal amount of the Notes at a redemption price equal to 108.875% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed to the redemption date, with the proceeds of one or more sales of our Capital Stock (other than Disqualified Stock); provided that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the Notes issued on the Issue Date remains outstanding after each such redemption.

      In addition to the foregoing, at any time prior to October 1, 2008, we may also redeem in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect of then outstanding Notes).

      Notes called for redemption become due and payable on the date fixed for redemption. If we timely pay the redemption price, interest will cease to accrue on the Notes or portions of the Notes called for redemption on and after the redemption date.

      If we elect to redeem less than all of the Notes, the trustee will select the Notes or portions of those Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes we are redeeming are listed or, if the Notes we are redeeming are not listed on a national securities exchange, on a pro rata basis, by lot or by such other customary method as the trustee in its sole discretion deems to be fair and appropriate; provided, however, that in no event will a Note of $1,000 in principal amount be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion of that Note will be issued in the name of the registered holder upon cancellation of the original Note. We will send any notices of redemption by first class mail not less than 30 nor more than 60 days before the redemption date to each holder of the Notes being redeemed at that holder’s registered address.

Mandatory Redemption

      Except as described below under “— Repurchase At Option of Holders — Change of Control” and “— Repurchase At Option of Holders — Asset Sales,” we are not required to make any mandatory redemption of, sinking fund payments for, or offer to repurchase any Notes.

Termination of Certain Covenants

      From and after the first date after the date of the indenture on which the Notes have an Investment Grade Rating from any two Rating Agencies and no Default or Event of Default has occurred and is continuing under the indenture (the “Investment Grade Date”), Dobson and its Restricted Subsidiaries will no longer be subject to the provisions of the indenture described below under the following captions:

•	“— Repurchase At Option of Holders — Asset Sales,”

•	“— Certain Covenants — Restricted Payments,”

•	“— Certain Covenants — Incurrence of Indebtedness,”

•	“— Certain Covenants — Transactions with Affiliates,”

•	“— Certain Covenants — Issuance and Sale of Capital Stock of Restricted Subsidiaries,”

•	“— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“— Certain Covenants — Issuances of Guarantees by Restricted Subsidiaries,”

•	“— Certain Covenants — Line of Business,”

      provided, however, the provisions of the indenture described below under the following captions will not be so terminated:

•	“— Repurchase At Option of Holders — Change of Control,”

•	“— Certain Covenants — Liens,”

•	“— Certain Covenants — Merger, Consolidation or Sale of Assets” (except as set forth in that covenant),

•	“— Certain Covenants — Sale and Leaseback Transactions” (except as set forth in that covenant),

•	“— Certain Covenants — Payment for Consent,” and

•	“— Certain Covenants — Reports.”

      As a result of the foregoing, the Notes will be entitled to substantially reduced covenant protection from and after any Investment Grade Date.

Repurchase At Option of Holders

Change of Control

      If a Change of Control Triggering Event occurs, each holder of Notes will have the right to require us to repurchase all or any part of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, to the purchase date (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

      The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      The Change of Control purchase feature is a result of negotiations between us and the initial purchasers. We have no present intention to engage in a transaction involving a Change of Control, although we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “— Covenants — Incurrence of Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenant, however, the indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of certain highly leveraged transactions.

      We cannot assure you that we will have sufficient funds available at the time of any Change of Control Triggering Event to make any payments required by the Notes or other Indebtedness that we have outstanding at the time of the Change of Control Triggering Event, including the repurchase of Notes required by this covenant or the repurchase or repayment of other of our Indebtedness containing similar provisions. Existing and future Indebtedness of our subsidiaries restricts or may restrict our access to the cash flow from our subsidiaries. Any future agreements relating to Indebtedness to which we or any of our Subsidiaries becomes a party may contain similar restrictions and provisions. In the event that a Change of Control Triggering Event occurs at a time when we are prohibited or prevented from repurchasing Notes, we could seek the consent of the applicable lenders to allow such repurchase or could attempt to refinance the financing arrangements that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from repurchasing the Notes. In such case, our failure to purchase tendered Notes would constitute an Event of Default. Our future Indebtedness and that of our subsidiaries may contain prohibitions on the repurchase of the Notes and on the occurrence of certain events that would constitute a Change of Control or may require us to repurchase such Indebtedness upon a Change of Control. Finally, our existing financial resources and our ability to access the cash flow of our subsidiaries may limit our ability to pay cash to the holders of Notes following the occurrence of a Change of Control Triggering Event. See “Risk Factors — Because we are a holding company and depend entirely on distributions from our subsidiaries to meet our obligations, your right to receive payment on the notes will be effectively subordinated to our subsidiaries’ obligations” and “— We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.” There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

      We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and our Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of

Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and our Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

Asset Sales

      Dobson will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale, unless

(1) the consideration received by Dobson or such Restricted Subsidiary is at least equal to the Fair Market Value of the assets sold or disposed of, and

(2) at least 75% of the consideration received consists of cash or Cash Equivalents. For purposes of this provision, any liabilities, as shown on Dobson’s or such Restricted Subsidiary’s most recent balance sheet, of Dobson or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Dobson or such Restricted Subsidiary from further liability, will be deemed to be cash.

      In the event and to the extent that the Net Cash Proceeds received by Dobson or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceeds 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Dobson has been filed with the Commission) then, within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets, Dobson shall, or shall cause the relevant Restricted Subsidiary, to:

(1) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of Dobson secured by a Lien or Indebtedness of any Restricted Subsidiary in each case owing to a Person other than Dobson or any of its Restricted Subsidiaries, or

(2) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a Permitted Business (or in a company having property and assets of a nature or type, or engaged in a Permitted Business).

Pending final application of any Net Cash Proceeds, Dobson may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the indenture.

      The amount of such excess Net Cash Proceeds required to be applied, or to be committed to be applied, during such 12-month period as set forth in the preceding paragraph and not applied as so required by the end of such period shall constitute “Excess Proceeds.” If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Asset Sale Offer totals at least $10.0 million, Dobson will commence, not later than the fifteenth business day of such month, and consummate an offer to purchase from the holders of Notes and the holders of any Indebtedness ranking equally with the Notes and entitled to participate in such an Asset Sale Offer on a pro rata basis, an aggregate principal amount of Notes and such other Indebtedness equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount thereof, plus, in each case, accrued interest and Additional Interest, if any, to the Payment Date (an “Asset Sale Offer”). If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      Dobson will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to an Asset Sale Offer. To the extent that the provisions of any such securities laws or securities regulations conflict with the provisions described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under these provisions by virtue thereof.

Covenants

      The indenture will contain, among others, the following covenants:

Incurrence of Indebtedness

      Neither Dobson nor any Restricted Subsidiary may incur any Indebtedness (including Acquired Indebtedness); provided, however, that Dobson and any Restricted Subsidiary may incur Indebtedness, if, after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than 6.75 to 1.

      In addition to the foregoing, Dobson and any Restricted Subsidiary (except as specified below) may incur the following types of Indebtedness:

(1) additional Indebtedness outstanding under one or more Credit Agreements at any time in an aggregate principal amount not to exceed $900.0 million incurred under this clause (1), less any amount of such Indebtedness permanently repaid as provided under the “Asset Sales” covenant described below;

(2) Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness incurred under clause (1), (3), (4), (5) or (8) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, accrued dividends, fees and expenses);

(3) Indebtedness

(a) in respect of performance, surety or appeal bonds provided in the ordinary course of business,

(b) under Currency Agreements and Interest Rate Agreements, but only if such agreements

•	are designed solely to manage foreign currency exchange rate or interest rate risk and

•	do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, or

(c) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Dobson or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Dobson (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of Dobson for the purpose of financing such acquisition), in an amount not to exceed the gross proceeds actually received by Issuer or any Restricted Subsidiary in connection with such disposition;

(4) Guarantees of Indebtedness of Dobson by any Restricted Subsidiary or by Dobson of Indebtedness of any Restricted Subsidiary so long as such Indebtedness was permitted to be incurred under another provision of this “Incurrence of Indebtedness” covenant and the covenant described under “Issuances of Guarantees by Restricted Subsidiaries;”

(5) intercompany Indebtedness (other than any Guarantee to the extent addressed in clause (4) above) by or among Dobson and its Restricted Subsidiaries; provided, however, that (A) if Dobson is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations in respect of the Notes and (B)(1) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than Dobson or another Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person other than Dobson or another Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of Indebtedness by Dobson or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) Indebtedness of Dobson and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness under Credit Agreements incurred pursuant to clause (1) above);

(7) Indebtedness represented by the Notes issued on the date of the indenture and any Notes issued in exchange for such Notes pursuant to the registration rights agreement; and

(8) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100.0 million.

      The maximum amount of Indebtedness that Dobson or a Restricted Subsidiary may incur pursuant to this “Incurrence of Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

      For purposes of determining any particular amount of Indebtedness under this “Incurrence of Indebtedness” covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and any Liens granted pursuant to the equal and ratable provisions referred to in the “Liens” covenant described below shall not be treated as Indebtedness.

      For purposes of determining compliance with this “Incurrence of Indebtedness” covenant, in the event that an item of Indebtedness (including Acquired Indebtedness) meets the criteria of more than one of the types of Indebtedness described in the above clauses or would be entitled to be incurred pursuant to the first paragraph of this covenant or any combination of the foregoing, Dobson, in its sole discretion, shall classify, and from time to time may reclassify (in whole or part), such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness or the payment of dividends on Preferred Shares in the form of additional shares of the same class or series of Preferred Shares will not be deemed an incurrence of Indebtedness for purposes of this covenant.

Liens

      Dobson will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, Attributable Debt or trade payables, other than Permitted Liens, upon any of Dobson, or its Restricted Subsidiaries’ property or assets, now owned or acquired after the date the Notes are issued, unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with (or if the obligations being secured rank junior in right of payment to the Notes, on a senior basis to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Restricted Payments

      Dobson and its Restricted Subsidiaries are not permitted to take any of the following actions (each a “Restricted Payment”):

(1) declare or pay any dividend or make any distributions on or with respect to its Capital Stock, other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of Capital Stock (other than

Disqualified Stock) or dividends or distributions payable to Dobson or any Restricted Subsidiary; provided that if any such Restricted Subsidiary is not a Wholly Owned Subsidiary of Dobson, distributions or dividends to the stockholders of such Restricted Subsidiary other than Dobson will be permitted only to the extent a pro rata portion of such distributions or dividends (measured by value) is paid to Dobson,

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of

(a) Dobson or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person, or

(b) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Dobson (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of Dobson,

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or

(4) make any Investment, other than a Permitted Investment, in any Person,

      unless, in each case, at the time of, and after giving effect to, the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would result therefrom or shall have occurred and be continuing, or

(b) Dobson would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the first paragraph of the “Incurrence of Indebtedness” covenant, or

(c) the aggregate amount of such Restricted Payments and all other Restricted Payments declared or made after the Issue Date (the amount, if other than in cash, to be determined in good faith by our Board of Directors) is less than the sum of:

(1) 100% of our Consolidated EBITDA (or, if our Consolidated EBITDA is a loss, minus 100% of the amount of such loss) accrued during the period treated as one accounting period, beginning on July 1, 2000 to the end of the most recent fiscal quarter preceding the date of such Restricted Payment for which consolidated financial statements of Dobson have been filed with the Commission, minus 1.65 times our Consolidated Interest Expense for the same period, plus

(2) the aggregate Net Cash Proceeds received by Dobson after July 1, 2000 as a capital contribution or from issuing or selling its Capital Stock, and options, warrants and other rights to acquire its Capital Stock, to a Person who is not a Restricted Subsidiary of Dobson (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the final Stated Maturity of the Notes), plus

(3) an amount equal to the net reduction in Investments that constitute Restricted Payments resulting from payments of interest, dividends, repayments or loans or advances, returns of capital or other transfers of assets to Dobson or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any Investment (except to the extent any such payment or proceeds are included in the calculation of Consolidated EBITDA), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”), not to exceed, in each case, the amount of the relevant Investments so being reduced or sold; plus

(4) $25.0 million.

      Notwithstanding the foregoing, the following actions will not be deemed to violate the limitation on Restricted Payments:

(A) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with the subparagraphs (1), (2) and (3) above;

(B) the repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock of Dobson (or options, warrants or other rights to acquire such Capital Stock) or any Indebtedness that is subordinated to the Notes, in each case in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to any Restricted Subsidiary of Dobson) of, shares of Capital Stock (other than Disqualified Stock) of Dobson;

(C) the repurchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the Notes with the Net Cash Proceeds from an incurrence of Indebtedness that meets the requirements of clause (2) of the second paragraph of the “Incurrence of Indebtedness” covenant;

(D) payments or distributions, to dissenting stockholders in connection with a consolidation, merger or transfer of assets that complies with the provisions described under “Consolidation, Merger and Sale of Assets”;

(E) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Dobson to the extent necessary in the good faith judgment of Dobson’s Board of Directors, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by Dobson or any Restricted Subsidiary from any governmental agency;

(F) the purchase, redemption, retirement or other acquisition for value of Capital Stock of Dobson, or options to purchase such shares, held by Dobson’s directors, employees or former directors or employees or of any Restricted Subsidiary, or their estates or beneficiaries under their estates, upon death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued, but only if the aggregate consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or options after the Issue Date does not exceed $2.5 million in any calendar year or $7.0 million in the aggregate;

(G) Investments in any Person in an aggregate amount at any time outstanding not to exceed $50.0 million plus, in the case of an Investment in a Person the primary business of which is a Permitted Business, an amount not to exceed the Net Cash Proceeds received by Dobson after the Issue Date from the issuance and sale of its Capital Stock other than Disqualified Stock to a Person that is not a Subsidiary, except to the extent such Net Cash Proceeds are used to make Restricted Payments pursuant to clause (4)(c)(2) of the first paragraph, or clause (B) of this paragraph, of this “Restricted Payments” covenant; or

(H) the payment of regularly scheduled cash dividends with respect to the Senior Preferred Stock in accordance with the terms thereof as in effect on the Issue Date; provided that after giving effect to any such payment on a pro forma basis, Dobson could incur at least $1.00 of Indebtedness under the first paragraph of the “Incurrence of Indebtedness” covenant;

provided that, except in the case of clauses (A) or (B), no Default or Event of Default, shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

      Each Restricted Payment that is permitted as provided in the preceding paragraph (other than (1) an exchange of Capital Stock for Capital Stock or for subordinated Indebtedness referred to in clause (B), (2) the repurchase, redemption or the acquisition or retirement of subordinated Indebtedness referred to in clause (C), (3) the Net Cash Proceeds from any issuance of Capital Stock referred to in clause (B) or issuance of Capital Stock referred to in clause (G), and (4) the Restricted Payment referred to in clause (H) above) shall be included in calculating whether the conditions of clause (3)(c) of the first paragraph of this “Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      Dobson and its Restricted Subsidiaries will not create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Dobson or any other Restricted Subsidiary,

•	pay any Indebtedness owed to Dobson or any other Restricted Subsidiary,

•	make loans or advances to Dobson or any other Restricted Subsidiary or

•	transfer any of its property or assets to Dobson or any other Restricted Subsidiary.

However, the prohibition does not apply to any encumbrances or restrictions:

(1) existing under agreements governing Indebtedness existing on the Issue Date and Credit Agreements, and any amendments, extensions, refinancings, renewals or replacements of such agreements; provided that, the encumbrances and restrictions in any such amendments, extensions, refinancings, renewals or replacements are no more restrictive in any material respect than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law;

(3) existing with respect to any Person or the property or assets of such Person acquired by Dobson or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any amendments to such encumbrances or restrictions; provided that, any such amendments are no more restrictive in any material respect than those encumbrances or restrictions that are then in effect and that are being amended;

(4) in the case of restrictions relating to the transfers of property, restrictions that;

•	restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

•	exist by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Dobson or any Restricted Subsidiary not otherwise prohibited by the indenture or

•	arise or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Dobson or any Restricted Subsidiary in any manner material to Dobson or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6) contained in the terms of any Indebtedness (other than as contemplated by clause (1) above), or any agreement creating Indebtedness, of a Restricted Subsidiary entered into after the Issue Date if:

•	the encumbrance or restriction applies only if there is a payment default, a default with respect to a financial covenant, or an event of default resulting in the acceleration of the final maturity of such Indebtedness,

•	the encumbrance or restriction is not materially more disadvantageous to holders of Notes than is customary in comparable financings (as determined by Dobson), and

•	Dobson determines that the encumbrance or restriction will not materially affect the ability to pay interest on the Notes at their Stated Maturity or principal and accrued and unpaid interest on the Notes at their final Stated Maturity.

      Dobson and its Restricted Subsidiaries are not precluded from:

•	creating, incurring, assuming or permitting to exist any Liens otherwise permitted under the “Liens” covenant, or

•	restricting the sale of their assets that secure Indebtedness of Dobson or its Restricted Subsidiaries.

Issuance and Sale of Capital Stock of Restricted Subsidiaries

      Dobson and its Restricted Subsidiaries will not sell, directly or indirectly, any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of such Capital Stock, except:

(1) to Dobson or a Restricted Subsidiary;

(2) issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of Restricted Subsidiaries, to the extent required by applicable law and other sales of immaterial amounts of Capital Stock; or

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary (A) would continue to be a Restricted Subsidiary or (B) if it would no longer constitute a Restricted Subsidiary, any remaining Investment in such Person after giving effect to the issuance or sale would have been permitted to be made under the “Restricted Payments” covenant, if made on the date of such issuance or sale.

Transactions with Affiliates

      Dobson and its Restricted Subsidiaries will not, directly or indirectly, engage in any transaction including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any Affiliate except (A) upon fair and reasonable terms no less favorable to Dobson or such Restricted Subsidiary than could be obtained in a comparable arm’s-length transaction with an unrelated Person and (B)(1) with respect to any transaction or series of related transactions involving aggregate consideration in excess of $7.5 million, such transaction is approved by at least a majority of the disinterested members of the Board of Directors or (2) with respect to any transaction or series of related transactions involving aggregate consideration in excess of $25.0 million, Dobson obtains a written opinion as to the fairness to the holders of the Notes of such transaction or series of related transactions issued by an investment banking, accounting or appraisal firm of national standing.

      The above limitation does not apply to:

(1) any employment agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Dobson or any of its Restricted Subsidiaries in the ordinary course of business;

(2) any transaction solely between Dobson and any of its Restricted Subsidiaries or solely between Restricted Subsidiaries;

(3) the payment of reasonable and customary regular fees and indemnity payments to directors of Dobson who are not employees of Dobson and the payment of reasonable compensation and indemnity payments to officers of Dobson;

(4) any payments or other transactions pursuant to any tax-sharing agreement between Dobson and any other Person with which Dobson files a consolidated tax return or with which Dobson is part of a consolidated group for tax purposes;

(5) any Restricted Payments or Permitted Investments not prohibited by the “Restricted Payments” covenant;

(6) transactions with a Person (other than an Unrestricted Subsidiary of Dobson) that is an Affiliate of Dobson solely because Dobson holds, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(7) any agreement between or among Dobson and its Restricted Subsidiaries existing and as in effect on the Issue Date and, in each case, any amendment thereto so long as any such amendment is no less favorable to Dobson or any of its Restricted Subsidiaries, as the case may be, in any material respect than the original agreement as in effect on the Issue Date;

(8) payments under the Management Agreement and Equipment Lease and Switch Sharing Agreements in the ordinary course and on terms no less favorable to Dobson than those that would been obtained in a comparable transaction by Dobson with an unrelated Person;

(9) loans or advances to employees in the ordinary course not to exceed $3.0 million in the aggregate at any one time outstanding; and

(10) any issuance of Equity Interests (other than Disqualified Stock) of Dobson to Affiliates of Dobson.

Line of Business

      Dobson will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as is not material to Dobson and its Restricted Subsidiaries, taken as a whole.

Issuances of Guarantees by Restricted Subsidiaries

      Dobson and its Restricted Subsidiaries will not guarantee, directly or indirectly, any Indebtedness of Dobson which ranks equally with or subordinate in right of payment to the Notes (“Guaranteed Indebtedness”), unless

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary, and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Dobson or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided, however, that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness

(a) ranks equally with the Notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or be subordinated to, the Subsidiary Guarantee, or

(b) is subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon

(1) any sale, exchange or transfer, to any Person not an Affiliate of Dobson, of all of Dobson’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which sale, exchange or transfer is not prohibited by the indenture, or

(2) the release or discharge of the Guarantee of Indebtedness which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Sale and Leaseback Transactions

      Dobson will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Dobson and its Restricted Subsidiaries may enter into a sale and leaseback transaction if

•	Dobson or the relevant Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to the sale and leaseback transaction pursuant to the “Incurrence of Indebtedness” covenant; provided, that this clause will no longer be applicable from and after any Investment Grade Date;

•	the gross cash proceeds of the sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of the sale and leaseback transaction; and

•	the transfer of assets in the sale and leaseback transaction is permitted by, and Dobson of the relevant Restricted Subsidiary applies the proceeds of the transaction in compliance with the provisions described under “Assets Sales.”

Reports

      Whether or not required by the Commission, so long as any Notes are outstanding, Dobson will furnish to the trustee on behalf of the holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Dobson were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Dobson’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Dobson were required to file such reports.

      If Dobson has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include an unaudited condensed consolidating balance sheet and related statements of income and cash flows of the Unrestricted

Subsidiaries of Dobson separate from the financial condition and results of operations of Dobson and its Restricted Subsidiaries.

      In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Dobson will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Dobson has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Payments for Consent

      Dobson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless that consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Consolidation, Merger and Sale of Assets

      Dobson will not consolidate or merge with, or sell, lease or otherwise dispose of all or substantially all of its property and assets in one transaction or a series of related transactions to any Person or permit any Person to merge with or into it unless:

(1) (a) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, or, any state or jurisdiction thereof and (b) the Successor Company assumes all of our obligations under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis we, or the Successor Company or resulting company, as the case may be, could incur at least $1.00 of Indebtedness under the first paragraph of the “Incurrence of Indebtedness” covenant; provided that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary in connection with which no consideration, other than Common Stock in the Surviving Person or Dobson, shall be issued or distributed to the stockholders of Dobson; provided further, than this clause (3) will no longer be applicable from and after any Investment Grade Date, and

(4) we deliver to the trustee an officers’ certificate, attaching the arithmetic computations to demonstrate compliance with clause (3), and an opinion of counsel, in each case stating that such consolidation, merger or transfer complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

      Clause (3) above will not apply if, in the good faith determination of our Board of Directors, the principal purpose of the transaction is to change our state of incorporation and the transaction does not have as one of its purposes the evasion of the foregoing limitations. This covenant will not apply to (a) a merger of Dobson with an Affiliate solely for the purpose of reincorporating in another jurisdiction, or (b) any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among Dobson and its Wholly Owned Restricted Subsidiaries.

Events of Default

      The following events will be defined as “Events of Default” in the indenture:

(1) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) default in the payment of interest or Additional Interest, if any, on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance or breach of the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of Dobson, or the failure to make or consummate an Offer to Purchase in accordance with the “Asset Sales” or “Change of Control” covenant or a breach of the “Incurrence of Indebtedness” or “Restricted Payments” covenants;

(4) Dobson defaults in the performance of or breaches any other covenant or agreement of Dobson in the indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 45 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the Notes;

(5) there occurs with respect to any issue or issues of Indebtedness of Dobson or any Significant Subsidiary having an outstanding principal amount of $25.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

•	an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its final Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 45 days of such acceleration, and/or

•	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 45 days of such payment default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $35.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Dobson or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 45 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $35.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for

•	relief in respect of Dobson or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

•	appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Dobson or any Significant Subsidiary or for all or substantially all of the property and assets of Dobson or any Significant Subsidiary, or

•	the winding up or liquidation of the affairs of Dobson or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or

(8) Dobson or any Significant Subsidiary

•	commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

•	consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Dobson or any Significant Subsidiary or for all or substantially all of the property and assets of Dobson or any Significant Subsidiary, or

•	effects any general assignment for the benefit of creditors.

      If an Event of Default, other than an Event of Default specified in clause (7) or (8) above that occurs with respect to Dobson, occurs and is continuing under the Notes or the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to Dobson (and to the trustee if such notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, shall be immediately due and payable on the condition that so long as any Credit Agreement is in effect, such declaration shall not become effective until the earlier of

(1) five Business Days after the receipt of the acceleration notice by the agent thereunder and Dobson, and

(2) acceleration of the Indebtedness under such Credit Agreement.

      In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Dobson or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

      If an Event of Default specified in clause (7) or (8) above occurs with respect to Dobson, the principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. At any time after declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained by the trustee, the holders of at least a majority in principal amount of the outstanding Notes by written notice to Dobson and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “— Modification and Waiver.”

      The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the indenture or the Notes unless:

(1) the holder gives the trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the trustee a direction that is inconsistent with the request.

      However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest or Additional Interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

      The indenture requires certain officers of Dobson to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Dobson and its Restricted Subsidiaries and Dobson’s and its Restricted Subsidiaries’ performance under the indenture and that Dobson has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Dobson will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Defeasance

      Defeasance and Discharge. The indenture provides that Dobson will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the day of the deposit referred to below, and the provisions of the indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

(1) Dobson has deposited with the trustee, in trust, money and /or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the Notes,

(2) Dobson has delivered to the trustee

                (a) either

•	an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of Dobson’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Issue Date such that a ruling is no longer required or

•	a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and

(b) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit (except with respect to any trust funds for the account of any holder who may be deemed an “insider” for purposes of the United States Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

(3) immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Dobson or any of its Subsidiaries is a party or by which Dobson or any of its Subsidiaries is bound, and

(4) if at such time the Notes are listed on a national securities exchange, Dobson has delivered to the trustee an opinion of counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

      Defeasance of Certain Covenants and Certain Events of Default. The indenture will further provide that the provisions of the indenture will no longer be in effect with respect to clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clauses (3) and (4) under “Events of Default” with respect to such clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and such covenants and clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default, upon, among other things, the deposit with the trustee, in trust, of money and/or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the Notes, the satisfaction of the provisions described in clauses (3) and (4) of the preceding paragraph and the delivery by Dobson to the trustee of an opinion of counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

      Defeasance and Certain Other Events of Default. In the event Dobson exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the Notes as described in the immediately preceding paragraphs and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, Dobson will remain liable for such payments.

Modification and Waiver

      Modifications and amendments of the indenture may be made by Dobson and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes. However, no such modification or amendment may, without the consent of each holder affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Notes,

(2) reduce the principal amount of, premium, if any, or interest on, any Notes,

(3) change the place or currency of payment of principal of premium, if any, or interest on, any Notes,

(4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any Notes,

(5) reduce the above-stated percentage of outstanding Notes the consent of whose holders is necessary to modify or amend the indenture,

(6) waive a default in the payment of principal of, premium, if any, or interest or Additional Interest on, the Notes, or

(7) reduce the percentage of aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

      Notwithstanding the foregoing, without the consent of any holder of Notes, Dobson and the trustee will be permitted to amend or supplement the indenture or the Notes;

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Dobson’s obligations to holders of Notes in the case of a merger, consolidation or sale of all or substantially all the assets of Dobson in compliance with the indenture;

(4) to make any other change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees

      The indenture will provide that no recourse for the payment of the principal of, premium, if any, or interest or Additional Interest on, any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Dobson contained in the indenture or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator or past, present or future stockholder, officer, director, employee or controlling person of Dobson. Each holder, by accepting such Note, waives and releases all such liability.

Concerning the Trustee

      The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise those rights and powers vested in it under such indenture and use the same degree of care and skill in its exercise of such rights and powers as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture, contain limitations on the rights of the trustee thereunder, should it become a creditor of Dobson, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engaged in other transactions. However, if the trustee acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for the full definitions of all such terms as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such person becomes a Restricted Subsidiary or merges with or into Dobson or which is assumed in connection with an Asset Acquisition by a Restricted Subsidiary or by Dobson and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition. The term “Acquired Indebtedness” does not include Indebtedness of a Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or merges with or into Dobson or such Asset Acquisition.

      “Additional Interest” has the meaning set forth in the registration rights agreement.

      “Adjusted Consolidated Net Income” means, for any period, the aggregate consolidated net income (or loss) of Dobson and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1) the net income of any Person other than net income attributable to a Restricted Subsidiary in which any Person other than Dobson or any of its Restricted Subsidiaries has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to Dobson or any of its Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period;

(2) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the first paragraph of the “Restricted Payments” covenant described below (and in such case, except to the extent includable pursuant to clause (1) above), the net income or loss of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Dobson or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Dobson or any of its Restricted Subsidiaries;

(3) except in the case of any restriction or encumbrance permitted under the “Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant, the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any gains or losses on an after-tax basis attributable to Asset Dispositions; and

(5) all extraordinary gains and extraordinary losses, net of tax.

      “Adjusted Consolidated Net Tangible Assets” means the total amount of assets of Dobson and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom

(1) all current liabilities of Dobson and its Restricted Subsidiaries (excluding intercompany items) and

(2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (other than FCC license acquisition costs), all as set forth on the most recent quarterly or annual consolidated balance sheet of Dobson and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission pursuant to the “Commission Reports and Reports to Holders” covenant.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Applicable Premium” means, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at October 1, 2008 plus (2) all required interest payments due on such Note through October 1, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

      “Asset Acquisition” means:

•	an Investment by Dobson or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Dobson or any of its Restricted Subsidiaries but only if such Person’s primary business is related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such Investment, or

•	an acquisition by Dobson or any of its Restricted Subsidiaries of the property and assets of any Person other than Dobson or any of its Restricted Subsidiaries that constitute all or substantially all of a division, operating unit or line of business of such Person but only if the property and assets acquired are related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such acquisition.

      “Asset Disposition” means the sale or other disposition by Dobson or any of its Restricted Subsidiaries other than to Dobson or another Restricted Subsidiary of

•	all or substantially all of the Capital Stock of any Restricted Subsidiary, or

•	all or substantially all of the assets that constitute a division, operating unit or line of business of Dobson or any of its Restricted Subsidiaries.

      “Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Dobson or any of its Restricted Subsidiaries to any Person other than Dobson or any of its Restricted Subsidiaries of

a) all or any of the Capital Stock of any Restricted Subsidiary,

b) all or substantially all of the property and assets of a division, operating unit or line of business of Dobson or any of its Restricted Subsidiaries, or

c) any other property and assets of Dobson or any of its Restricted Subsidiaries outside the ordinary course of business of Dobson or such Restricted Subsidiary and, in each case, that is not governed by the provisions described under “Consolidation, Merger and Sale of Assets”.

      The term “Asset Sale” shall not include

a) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10.0 million,

b) sales, transfers or other dispositions of inventory, receivables and other current assets in the ordinary course,

c) sales, transfers or other dispositions of assets, including Capital Stock of Restricted Subsidiaries, for consideration at least equal to the Fair Market Value of the assets sold or disposed of, but only if the consideration received consists of Capital Stock of a Person that becomes a Restricted Subsidiary engaged in, or property or assets (other than cash, except to extent used as a bona fide means of equalizing the value of the property or assets involved in the swap transaction) of a nature or type or that are used in, a Permitted Business on the date of such sale or other disposition,

d) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Restricted Payments” covenant;

e) sales, transfers or other dispositions of assets, including issuances of Capital Stock, between or among Dobson and/or its Restricted Subsidiaries; or

f) the sale or other disposition of cash or Cash Equivalents.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value, discounted at the rate of interest implicit in the transaction, determined in accordance with GAAP, of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended.

      “Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing

(1) the sum of the products of

•	the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and

•	the amount of such principal payment by

(2) by the sum of all such principal payments.

      “Board of Directors” means:

(1) with respect to a corporation, the Board of Directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, including, without limitation, all Common Stock and Preferred Shares.

      “Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

      “Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

      “Cash Equivalents” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, having maturities of not more than one year from the date of acquisition,

(2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million or the foreign currency equivalent thereof and has outstanding debt which is rated “A” or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization as defined in Rule 436 under the Securities Act or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation other than an Affiliate of Dobson organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” or higher according to Moody’s or “A-1” or higher according to S&P, and

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” or such similar equivalent or higher rating by S&P or Moody’s.

      “Change of Control” means:

(1) any “person” or “group”, within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, becomes the ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the Voting Stock of Dobson on a fully diluted basis;

(2) individuals who on the Issue Date constituted the Board of Directors, together with any new directors whose election by the Board of Directors or whose nomination for election by Dobson’s stockholders was approved by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Issue Date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson and its Restricted Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Restricted Subsidiary or the Controlling Stockholder or any Affiliate thereof; or

(4) the adoption of a plan of liquidation or dissolution of Dobson.

      “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline with respect to the Notes.

      “Commission” means the Securities and Exchange Commission.

      “Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s equity, other than Preferred Shares of such Person, whether now outstanding or issued after the Issue Date, including without limitation, all series and classes of such Common Stock.

      “Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income

•	Consolidated Interest Expense,

•	income taxes, other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets,

•	depreciation expense,

•	amortization expense, and

•	all other non-cash items reducing Adjusted Consolidated Net Income other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Dobson and its Restricted Subsidiaries in conformity with GAAP;

provided that if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced to the extent not otherwise reduced in accordance with GAAP by an amount equal to the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by the quotient of

•	the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by Dobson or any of its Restricted Subsidiaries, divided by

•	the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

      “Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness including, without limitation,

(1) amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting;

(2) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; and

(3) the net costs associated with Interest Rate Agreements and the interest expense in respect of Indebtedness that is Guaranteed or secured by Dobson or any of its Restricted Subsidiaries and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Dobson and its Restricted Subsidiaries during such period; excluding, however, any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof).

      “Consolidated Leverage Ratio” means, on any Transaction Date, the ratio of

•	the aggregate amount of Indebtedness of Dobson and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date, to

•	the product of (A) the aggregate amount of Consolidated EBITDA of Dobson and its Restricted Subsidiaries for the then most recent two fiscal quarters for which consolidated financial statements of Dobson have been filed with the Commission and (B) two (such two fiscal quarter period being the “Two Quarter Period”),

      In determining the Consolidated Leverage Ratio, pro forma effect shall be given to:

•	any Indebtedness that is to be incurred or repaid on the Transaction Date as if such incurrence or repayment had occurred on the first day of such Two Quarter Period;

•	Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during the period beginning on the first day of the Two Quarter Period and ending on the Transaction Date (the“Reference Period”) as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

•	Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Dobson or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period.

To the extent that pro forma effect is given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the two full fiscal quarters immediately preceding the Transaction Date of the Person, or division, operating unit or line of business of the Person, that is acquired or disposed of for which financial information is available.

      “Controlling Stockholder” means Everett R. Dobson and his Affiliates.

      “Credit Agreement” means one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case together with all other agreements, instruments, and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreement, other agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced, refinanced or otherwise modified from time to time, including without limitation, increases and decreases from time to time in the amounts available for borrowings thereunder.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

      “Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is

(1) required to be redeemed prior to the final Stated Maturity of the Notes,

(2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the final Stated Maturity of the Notes, or

(3) convertible into or exchangeable for Capital Stock referred to in (1) or (2) above or Indebtedness having a scheduled maturity prior to the final Stated Maturity of the Notes.

      Any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of a “change of control” occurring prior to the final Stated Maturity of the Notes shall not constitute Disqualified Stock if the “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Change of Control” covenant and such Capital Stock specifically provides that Dobson of such Capital Stock will not repurchase or redeem any such Capital Stock pursuant to such provision prior to Dobson’s repurchase of such Notes as are required to be repurchased pursuant to the “Change of Control” covenant; provided that in no event shall the Senior Preferred Stock be deemed to be Disqualified Stock for any purpose of the indenture.

      “Equity Interest” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into or exchangeable for Capital Stock.

      “Equipment Lease and Switch Sharing Agreements” means the three Equipment Lease Agreements and the three Switch Sharing Agreements between Dobson Operating Co., LLC and American Cellular Corporation, and the one Equipment Lease Agreement between Sygnet Communications, Inc. and American Cellular Corporation, all dated as of January 1, 2003, which provide for the leasing or sharing of certain telecommunications equipment between the parties thereto, including any amendments or modifications thereto; provided, however, that such amendments or modifications may not adversely affect Dobson and its Restricted Subsidiaries when compared with the provisions in place immediately prior to the time of such amendment.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute.

      “Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

      “FCC” means the Federal Communications Commission.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person

•	to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or other obligation of such other Person, whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise, or

•	entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part.

      The term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “incurrence” of Indebtedness by reason of a Person becoming a Restricted Subsidiary.

      “Indebtedness” means, with respect to any Person at any date of determination, without duplication,

(1) all indebtedness of such Person for borrowed money,

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6), (7) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement),

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

(5) all obligations of such Person as lessee under Capitalized Leases,

(6) all indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; but only to the extent of the lesser of

(a) the Fair Market Value of such asset at such date of determination, and

(b) the amount of such Indebtedness,

(7) all indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person,

(8) the maximum fixed redemption or repurchase price of Disqualified Stock (or, in the case of any Restricted Subsidiary, of Preferred Shares) of such Person, and, solely for purposes of clause (2) under the second paragraph of the covenant described under “Certain Covenants — Incurrence of Indebtedness” and clause (c) under the second paragraph of the covenant described under “Certain Covenants — Restricted Payments,” the Senior Preferred Stock in each case, outstanding at the time of determination, and

(9) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided

•	the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, and

•	money borrowed at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall be deemed not to be “Indebtedness.”

      “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Dobson or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include

•	the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, and

•	the Fair Market Value of the Capital Stock or any other Investment held by Dobson or any of its Restricted Subsidiaries, of or in any Person that has ceased to be a Restricted Subsidiary other than as a result of being designated as an Unrestricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) of the “Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant.

      For purposes of the definition of “Unrestricted Subsidiary” and the “Restricted Payments” covenant described below,

(1) “Investment” shall include the Fair Market Value of the assets (net of liabilities (other than liabilities to Dobson or any of its Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary,

(2) the Fair Market Value of the assets (net of liabilities (other than liabilities to Dobson or any of its Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and

(3) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

      “Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s and BBB- by S&P.

      “Issue Date” means September 26, 2003.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

      “Management Agreement” means the Amended and Restated Management Agreement between Dobson Cellular Systems, Inc. and ACC Acquisition LLC, dated as of February 25, 2000, as amended, as in effect on the Issue Date.

      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Net Cash Proceeds” means,

(1) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to Dobson or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of

(a) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

(b) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Dobson and its Restricted Subsidiaries, taken as a whole,

(c) payments made to repay Indebtedness or any other obligation (owing to a Person other than Dobson or any Subsidiary of Dobson) outstanding at the time of such Asset Sale that either

•	is secured by a Lien on the property or assets sold, or

•	is required to be paid as a result of such sale, and

(d) appropriate amounts to be provided by Dobson or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP, and

(2) with respect to any issuance or sale of Capital Stock or the incurrence of any Indebtedness, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations to the extent corresponding to the principal, but not interest, component thereof when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to Dobson or any Restricted Subsidiary of Dobson) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Permitted Business” means (i) the delivery or distribution of telecommunications, voice, data, internet or video services, (ii) any business or activity reasonably related or ancillary thereto, including, without limitation, any business conducted by Dobson or any Restricted Subsidiary on the Issue Date and the acquisition, holding or exploitation or any license relating to the delivery of the services described in clause (i) of this definition.

      “Permitted Investment” means

(1) an Investment in Dobson or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Dobson or a Restricted Subsidiary; but only if such person’s primary business is related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such Investment;

(2) Cash Equivalents;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments or pursuant to any court supervised plan of reorganization or similar proceeding;

(5) non-cash consideration acquired in any Asset Sale effected in accordance with the “Asset Sales” covenant; and

(6) any acquisition of assets used, or Capital Stock of a Person primarily engaged, in a business related, ancillary or complementary to the business of Dobson and its Restricted Subsidiaries to the extent acquired in exchange for Capital Stock (other than Disqualified Stock) of Dobson.

      “Permitted Liens” means

(1) Liens on Dobson’s assets or on the assets of any of its Restricted Subsidiaries to secure (x) Indebtedness under Credit Agreements or (y) purchase money Indebtedness, provided that the principal amount of such purchase money Indebtedness secured by Liens incurred pursuant to this clause (y) shall not exceed $100.0 million at any time outstanding;

(2) Liens on property of a Person existing at the time such Person is merged into or consolidated with us or any of our Restricted Subsidiaries; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or our Restricted Subsidiary;

(3) Liens on property existing at the time of acquisition of that property by us or any of our Restricted Subsidiaries; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or our Restricted Subsidiary;

(4) Liens existing on the Issue Date;

(5) Liens in favor of us or any of our Restricted Subsidiaries;

(6) Liens incurred in the ordinary course of our business or of any of our Restricted Subsidiaries with respect to obligations that do not exceed, in the aggregate at any one time outstanding, more than 10% of our and our Restricted Subsidiaries’ total consolidated assets;

(7) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business, including, without limitation, landlord Liens on leased properties;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted, provided that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision;

(9) carriers’, warehousemen’s, mechanics’, landlords’ materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; provided, however, that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision;

(10) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject to the Lien or do not interfere with or adversely affect in any material respect the ordinary conduct of our business and the business of our Restricted Subsidiaries taken as a whole;

(11) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

(12) leases or subleases granted to third Persons not interfering with our ordinary course of business or of the business of any of our Restricted Subsidiaries;

(13) Liens, other than any Lien imposed by ERISA or any rule or regulation promulgated under ERISA, incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security;

(14) deposits made in the ordinary course of business to secure liability to insurance carriers;

(15) any attachment or judgment Lien in respect of a judgment not constituting an Event of Default under clause (6) of the “Events of Default”;

(16) any interest or title of a lessor or sublessor under any operating lease, conditional sale, title retention, consignment or similar arrangements entered into in the ordinary course of business;

(17) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

(18) bankers’ liens in respect of deposit accounts;

(19) Liens imposed by law incurred by us or our Restricted Subsidiaries in the ordinary course of business; and

(20) Liens to secured Attributable Debt in connection with sale and leaseback transactions.

      “Permitted Refinancing Indebtedness” means any Indebtedness of Dobson or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Dobson or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends, if applicable, on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final Stated Maturity not earlier than the Stated Maturity of, and has an Average Life equal to or greater than the Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a Stated

Maturity not earlier than the final Stated Maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that if the Indebtedness being extended, refinanced, renewed, replaced or refunded is Senior Preferred Stock, such Permitted Refinancing Indebtedness (a) has a final Stated Maturity not earlier than the final Stated Maturity of the Notes and an Average Life not less than the remaining Average Life of the Notes and (b) none of such Permitted Refinancing Indebtedness may rank on a parity with or senior to the Notes; and

(4) such Indebtedness is incurred either by Dobson or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

      “Preferred Shares” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Issue Date, including, without limitation, the Senior Preferred Stock and all other series and classes of such preferred stock or preference stock.

      “Rating Agency” means each of S&P and Moody’s or, if either of S&P and Moody’s shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Dobson (as evidenced by a resolution of the Board of Directors of Dobson), which shall be substituted for any of S&P or Moody’s, as the case may be.

      “Rating Date” means the date which is 90 days prior to the earlier of:

(a) a Change of Control, and

(b) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.

      “Rating Decline” means the occurrence of the following on, or within 90 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies):

(a) in the event the Notes are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the Notes by one of the Rating Agencies shall be below an Investment Grade Rating; or

(b) in the event the Notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the Notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

      “Restricted Subsidiary” means any Subsidiary of Dobson other than an Unrestricted Subsidiary.

      “Senior Preferred Stock” means each of Dobson’s series of 13% Senior Exchangeable Preferred Stock due 2009 and 12.25% Senior Exchangeable Preferred Stock due 2008 outstanding on the Issue Date.

      “Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries that are Restricted Subsidiaries,

•	for the most recent fiscal year of Dobson, accounted for more than 10% of the consolidated revenues of Dobson and its Restricted Subsidiaries or

•	as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Dobson and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Dobson for such fiscal year.

      “S&P” means Standard & Poor’s Ratings Services and its successors.

      “Stated Maturity” means,

•	with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the final installment of principal of such Indebtedness is due and payable or the fixed date on which such Indebtedness is mandatorily redeemable, and

•	with respect to any scheduled installment of principal of or interest or dividends, as applicable, on any Indebtedness, the date specified in such Indebtedness as the fixed date on which such installment is due and payable.

      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

      “Trade Payables” means accounts payable to vendors in the ordinary course of business.

      “Transaction Date” means, with respect to the incurrence of any Indebtedness by Dobson or any of its Restricted Subsidiaries, the date such Indebtedness is to be incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

      “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source or similar market data most nearly equal to the period from the redemption date to October 1, 2008, provided, however, that if the period from the redemption date to October 1, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to October 1, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

      “Unrestricted Subsidiary” means Dobson JV Company, DCC PCS, Inc., their respective Subsidiaries, including American Cellular Corporation, or any other Subsidiary of Dobson that at any time of determination after the Issue Date shall be designated an Unrestricted Subsidiary by Dobson’s Board of Directors in the manner provided below and any Subsidiary of an Unrestricted Subsidiary. Dobson’s Board of Directors may designate any Restricted Subsidiary including any newly acquired or newly formed Subsidiary of Dobson to be an Unrestricted Subsidiary unless, immediately after such designation, such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Dobson or any Restricted Subsidiary; on the condition that

(1) any Guarantee by Dobson or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “incurrence” of such Indebtedness and an “Investment” by Dobson or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

(2) either the Subsidiary to be so designated has total assets of $1,000 or less or if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Restricted Payments” covenant described below; and

(3) if applicable, the incurrence of Indebtedness and the Investment referred to in clause (1) of this proviso would be permitted under the “Incurrence of Indebtedness” and “Restricted Payments” covenants described below.

      Dobson’s Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; on the condition that immediately after giving effect to such designation

•	all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture, and

•	no Default or Event of Default shall have occurred and be continuing, or shall occur upon such redesignation.

      Any such designation by Dobson’s Board of Directors shall be evidenced to the trustee by promptly providing the trustee a copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

      “Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

      “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Same Day Settlement and Payment

      We will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Additional Interest

      We and the initial purchasers entered into a registration rights agreement (the “Registration Rights Agreement”) on September 26, 2003. The following description is a summary of the provisions of the Registration Rights Agreement that we consider material. It does not restate that agreement in its entirety. The Registration Rights Agreement, and not this description, determines the registration rights of holders of these Notes. A copy of the Registration Rights Agreement is available from us upon request.

      Pursuant to the Registration Rights Agreement, we agreed, at our cost, to file a registration statement with the Commission (the “Exchange Offer Registration Statement”) on the appropriate form under the Securities Act with respect to the registered offer to exchange (the “Exchange Offer”) the Notes for new notes that will have terms substantially identical in all material respects to the Notes (except that such Notes will not contain terms with respect to transfer restrictions) (the “Exchange Notes”). Upon the effectiveness of the Exchange Offer Registration Statement, we will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

      If:

•	we are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

•	any holder of Transfer Restricted Securities notifies us prior to the 20th day following consummation of the Exchange Offer that:

•	it is prohibited by law or Commission policy from participating in the Exchange Offer; or

•	that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

•	that it is a broker-dealer and owns Notes acquired directly from us or an affiliate of ours, then we will file with the Commission a registration statement (the “Shelf Registration Statement”) to cover resales of the Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

      We will use our best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

      For purposes of the preceding, “Transfer Restricted Securities” means each old note until:

•	the date on which such old note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

•	following the exchange by a broker-dealer in the Exchange Offer of an old note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

•	the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

•	the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

      The Registration Rights Agreement provides that:

•	we will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the closing of the offering of the old notes;

•	we will use our best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 150 days after the closing of this offering;

•	unless the Exchange Offer would not be permitted by applicable law or Commission policy, we will

•	commence the Exchange Offer;

•	use our best efforts to consummate the Exchange Offer not later than 30 days, unless a longer time is required by the federal securities laws, after the effective date of the Exchange Offer Registration

Statement and issue Exchange Notes in exchange for all old notes validly tendered and not withdrawn prior thereto in the Exchange Offer; and

•	if obligated to file the Shelf Registration Statement, we will use our best efforts to file the Shelf Registration Statement with the Commission and cause the Shelf Registration to be declared effective by the Commission in accordance with the foregoing deadlines.

      If:

•	we fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing; or

•	any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

•	we fail to consummate the Exchange Offer within 30 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

•	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with the resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then we will pay Additional Interest (“Additional Interest”) to each holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes held by that holder. The amount of the Additional Interest will increase by an additional $0.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of $0.50 per week per $1,000 principal amount of Notes.

      All accrued Additional Interest will be paid by us on each Damages Payment Date to the Global Note holder by wire transfer of immediately available funds and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

      Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

      Holders of old notes will be required to make certain representations to us (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of old notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from us.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

      The following is a general discussion of the material anticipated United States federal income and estate tax consequences of the ownership and disposition of the notes by an initial beneficial owner of the notes who is a “United States person.” For purposes of this discussion, a “United States person” means (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (c) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or (d) a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on such date. An individual may, subject to certain exceptions, be deemed to be a resident (as opposed to a non-resident alien) of the United States by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). For certain purposes (including the imposition of withholding tax discussed below in “Non-United States Holders”) a partnership, or other pass-through owner may not be treated as a beneficial owner of a note.

      This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, judicial authority and administrative rulings and practice, any of which may be altered with retroactive effect thereby changing the federal tax consequences discussed herein. The tax treatment of the holders of the notes may vary depending upon their particular situations. In addition, certain holders, including insurance companies, tax exempt organizations, financial institutions and broker-dealers, may be subject to special rules not included in this discussion. Except where noted, this discussion deals only with notes held by a United States person (a “United States Holder”) as capital assets within the meaning of Section 1221 of the Code. We will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein and there can be no assurance the IRS will not challenge one or more of the tax consequences described herein. You should consult your own tax advisor concerning the consequences of the ownership and disposition of the notes, including the tax consequences under the laws of any foreign, state, local or other taxing jurisdictions and the possible effects on investors of changes in United States federal or other tax laws.

United States Holders

     Stated Interest

      Interest on a note will be includible by a United States Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for tax purposes.

     Certain Modifications or Assumptions

      The terms of the notes may be modified with the consent of a specified percentage of holders and, in some instances, without the consent of the holders. In addition, the notes may be assumed under related party transactions in which we are involved. The modification or assumption of a note could, in certain instances, give rise to a deemed exchange of a note for a new note for U.S. federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, the amount and timing of taxable income required to be recognized by a United States Holder with respect to a note could be affected.

     Market Discount

      If a United States Holder acquires a note issued for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount,” unless such difference is less than a specified de minimis amount. Under the market discount rules of the Code, a United States Holder will be required to treat any partial principal payment on, or any gain on the sale, exchange, retirement, or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount not previously included in income. Market discount generally accrues on a straight-line basis over the remaining term of the note. A United States Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such note. A United States Holder may, however, elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the United States Holder so elects, on a constant-yield basis), in which case the interest deduction deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all bonds acquired by the United States Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

     Amortizable Bond Premium

      A United States Holder that purchases a note for an amount in excess of the principal amount will be considered to have purchased the note at a “premium.” A United States Holder generally may elect to amortize such premium over the remaining term of the note on a constant-yield method. The amount amortized in any year will be treated as a reduction of the United States Holder’s interest income from the note. Bond premium on a note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the note. The election to amortize bond premium on a constant-yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. United States Holders should consult their own tax advisors as to the advisability of such an election.

     Sale, Exchange or Redemption of the Notes

      Upon the disposition of a note by sale, exchange, or redemption, a United States Holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest) and (ii) the United States Holder’s tax basis in the note. A United States Holder’s tax basis in a note generally will equal the cost of the note (other than any cost attributable to accrued interest as of the date the United States Holder acquired the note) increased by any market discount previously included in income by the United States Holder with respect to the note and reduced by any cash payments on the note other than qualified stated interest and by any amounts deducted with respect to amortizable bond premium.

      Such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the United States Holder has held such note for longer than one year. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 20% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

      The exchange of a note by a United States Holder for an Exchange Note pursuant to the Exchange Offer should not constitute a taxable exchange. A United States Holder should have the same tax basis and holding period in the Exchange Note as it did in the note.

     Backup Withholding and Information Reporting

      A United States Holder may be subject, under certain circumstances, to information reporting and/or backup withholding at a 31% rate with respect to cash payments in respect of interest or the gross proceeds from dispositions the note. The withholding requirement will apply only if the holder (i) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report interest or dividends properly, or (iv) fails under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Any amount withheld from a payment to a United States Holder under the backup withholding rules is allowable as a credit against such holder’s United States federal income tax liability (and may entitle such holder to a refund), provided the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. United States Holders of notes should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such exemption.

Non-United States Holders

     Withholding Tax on Payments of Interest on Notes

      Interest paid on the notes by us or our paying agent to a non-United States Holder will qualify for the so-called “portfolio-interest-exemption” and, therefore, will not be subject to United States federal income tax or withholding tax provided that such interest income is not effectively connected with a United States trade or business of the non-United States Holder and provided that:

•	the non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-United States Holder is not (A) a controlled foreign corporation related to us actually or constructively through the stock ownership rules under Section 864(d)(4) of the Code, or (B) a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	the interest paid to the non-United States Holder is not considered contingent interest under Section 871(h)(4) of the Code and the regulations thereunder; and

•	the beneficial owner satisfies the statement requirements set forth in Section 871(h) and 881(c) of the Code and the regulations thereunder.

      Currently, the statement requirements will be satisfied in either of the following circumstances:

•	first, this requirement will be satisfied if, in accordance with specified procedures, the non-United States Holder provides to us or our paying agent a Form W-8BEN or a suitable substitute or successor form that is signed under penalties of perjury, includes its name and address, and contains a certification that the holder is not a United States person; or

•	second, the requirement will be satisfied if (a) the Non-United States Holder provides a Form W-8BEN or a suitable substitute or successor form, signed under penalties of perjury, to a qualified intermediary, such as a securities clearing organization, bank, or other financial institution who holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of a beneficial owner, and (b) the qualified intermediary certifies to us, or our paying agent, under penalties of perjury, that such statement has been received by it from the beneficial owner, directly or through another intermediary financial institution, and furnishes us or our paying agent with a copy thereof.

      Recently finalized Treasury Regulations provide alternative documentation procedures for satisfying the certification requirement described above. Such regulations add intermediary certification options for certain qualifying agents.

      Interest received by a non-United States Holder that is effectively connected with a United States trade or business conducted by such holder (or if a treaty applies, attributable to a permanent establishment) will be taxed at the graduated rates applicable to United States persons. Effectively connected interest received by a corporate non-United States Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate. Even though such effectively connected interest will be subject to federal income tax and possibly subject to the branch profits tax, it will not be subject to withholding if the non-United States Holder delivers a properly executed IRS Form W-8ECI or suitable substitute or successor form to us or our agent.

      Interest that does not qualify for the portfolio interest exemption or is not effectively connected with a U.S. trade or business (or attributable to a permanent establishment) will be subject to tax at a 30% rate unless a treaty applies to reduce or eliminate withholding.

     Gain on Disposition of the Notes

      A non-United States Holder generally will not be required to pay U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, including the exchange of a note for an Exchange note, unless:

•	in the case of an individual non-United States Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and meets certain other requirements;

•	the non-United States Holder is required to pay tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of, or, if a tax treaty applies, is attributable to a U.S. permanent establishment of, the non-United States Holder.

      If a non-United States Holder is required to pay U.S. federal income tax on gain realized on the sale, exchange, or redemption of a note because the gain is effectively connected with the conduct of a U.S. trade or business, (or if a treaty applies, applicable to a permanent establishment), the holder will be taxed on the net gain derived from the sale under the graduated U.S. federal income tax rates that are applicable to United States persons and, if the non-United States Holder is a foreign corporation, it may also be subject to the branch profits tax described above. Even though the effectively connected income will be subject to federal income tax, and possibly subject to the branch profits tax, it will not be subject to withholding if the non-United States Holder delivers a properly executed IRS Form W-8ECI or a suitable substitute or successor form to us or our agent.

      If an individual non-United States Holder is required to pay U.S. federal income tax on gain realized on the sale, exchange, or redemption of a note because such holder is present in the United States for 183 days or more in the year of such sale, and certain other requirements are met, the holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the gain derived from the sale from sources within the United States were to exceed such holder’s capital losses allocable to sources within the United States for the taxable year of the sale.

     Surrender of Note for Exchange Note

      The exchange of a note by a non-United States Holder for an Exchange Note pursuant to the Exchange Offer should not constitute a taxable exchange. A non-United States Holder should have the same tax basis and holding period in the Exchange Note as it did in the note.

     U.S. Federal Estate Taxes

      If interest on the notes is exempt from U.S. federal income tax under the portfolio interest exemption, the notes will not be included in the estate of a deceased non-United States Holder for U.S. federal income tax purposes. In addition, an estate treaty may apply to exclude such notes from the estate of a deceased non-United States Holder.

     Backup Withholding and Information Reporting

      We must report annually to the IRS and to each non-United States Holder the amount of any interest paid to, and the tax withheld with respect to, such non-United States Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States Holder resides.

      Backup withholding and information reporting will not apply to payments of interest or principal on the notes by us or our agent to a non-United States Holder if the non-United States Holder certifies as to its non-United States Holder status under penalties of perjury or otherwise establishes an exemption, provided that neither we nor our agents have actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied.

      Information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of the notes by a non-United States Holder are as follows:

•	If the proceeds are paid to or through the United States office of a broker, they generally will be subject to information reporting and backup withholding at a rate of 31%. However, no such reporting and withholding is required if: (i) the holder either certifies as to its status as a non-United States Holder under penalties of perjury on an IRS form W-8BEN or suitable substitute or successor form or otherwise establishes an exemption; and (ii) the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

•	If the proceeds are paid to or through a non-United States office of a broker that is not a United States person or a “United States related person,” as defined below, they will not be subject to backup withholding or information reporting.

•	If the proceeds are paid to or through a non-United States office of a broker that is either a United States person or a “United States related person,” they generally will be subject to information reporting. However, no such reporting is required if (i) the holder certifies as to its status as a non-United States Holder under penalties of perjury or the broker has certain documentary evidence in its files as to the non-United States Holder’s foreign status, and (ii) the broker has no actual knowledge to the contrary. Backup withholding will generally not apply to payments made through foreign offices of a United States person or United States related person.

      For purposes of this paragraph, a “United States related person” is:

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•	a foreign partnership if at any time during its tax year one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a United States trade or business.

      Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a refund or a credit against such non-United States Holder’s U.S. federal income tax liability provided that the requisite procedures are followed.

PLAN OF DISTRIBUTION

      There has previously been only a limited secondary market and no public market for the old notes. We do not intend to apply for the listing of the notes on a national securities exchange or for their quotation through The Nasdaq Stock Market. The notes are eligible for trading in the PORTAL market. We have been advised by the initial purchasers that the initial purchasers currently intend to make a market in the notes; however, the initial purchasers are not obligated to do so and any market making may be discontinued by the initial purchasers at any time. In addition, such market making activity may be limited during the exchange offer. Therefore, there can be no assurance that an active market for the old notes or the new notes will develop. If a trading market does not develop or is not maintained, holders of notes may experience difficulty in reselling notes. If a trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities. Depending on such factors, such securities may trade at a discount from their offering price.

      Broker-Dealers who did not acquire old notes as a result of market making activities or trading activities may not participate in the exchange offer.

      With respect to resale of new notes, based on an interpretation by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that a holder (other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act or a “broker” or “dealer” registered under the Exchange Act) who exchanges old notes for new notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the new notes, will be allowed to resell the new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder acquires new notes in the exchange offer for the purpose of distributing or participating in a distribution of the new notes, such holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action letters or any similar interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

      As contemplated by the no-action letters mentioned above and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that:

•	the new notes are to be acquired by the holder in the ordinary course of business;

•	the holder is not engaging and does not intend to engage in the distribution of the new notes; and

•	the holder acknowledges that, if such holder participates in the exchange offer for the purpose of distributing the new notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act and cannot rely on the above no-action letters.

      Any broker or dealer registered under the Exchange Act (each a “Broker-Dealer”) who holds old notes that were acquired for its own account as a result of market-making activities or other trading activities (other than old notes acquired directly from us or our affiliate) may exchange such old notes for new notes pursuant to the exchange offer; however, such Broker-Dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes received by it in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such Broker-Dealer of this prospectus. We have agreed to cause the exchange offer Registration Statement, of which this prospectus is a part, to remain continuously effective for a period of 180 days, if required, from the exchange date, and to make this prospectus, as amended or supplemented, available to any such Broker-Dealer for use in connection with resales. Any Broker-Dealer participating in the exchange offer will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of new notes received by it in the exchange offer. The delivery by a Broker-Dealer of a prospectus in connection with resales of new notes shall not be deemed to be an admission by such Broker-Dealer that it is an underwriter within the meaning of the Securities Act. We will not receive any proceeds from any sale of new notes by a Broker-Dealer.

      New notes received by Broker-Dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Broker-Dealer and/or the purchasers of any such new notes.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the notes offered hereby are being passed upon for us by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma.

EXPERTS

      The consolidated balance sheet of Dobson Communications Corporation and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholder’s equity and cash flows for the years ended December 31, 2000, 2001 and 2002 have been included in this prospectus in reliance upon the report of KPMG LLP, independent public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

      The consolidated balance sheet of American Cellular Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholder’s equity and cash flows for the year ended December 31, 2002 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent public accountants, incorporated herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2002 financial statements contains an explanatory paragraph that states that there is substantial doubt about American Cellular Corporation’s ability to continue as a going concern.

      The consolidated financial statements of American Cellular Corporation and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder’s equity and cash flows for the year ended December 31, 2001 and the period from February 25, 2000 through December 31, 2000, and incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Arthur Andersen’s report, dated March 22, 2002, on those consolidated financial statements was unqualified and included an explanatory paragraph that described an uncertainty that American Cellular Corporation would continue operating as a going concern, the change in its method for accounting for derivative instruments and hedging activities and the disposal of long lived assets.

      Representatives of Arthur Andersen LLP are not available to consent to the inclusion of their report on American Cellular Corporation’s consolidated financial statements for those years incorporated by reference in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report incorporated by reference into this prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in American Cellular Corporation’s consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

WHERE YOU CAN FIND MORE INFORMATION

      We and American Cellular file with the SEC annual, quarterly and special reports and other information required by the Exchange Act. You may read and copy any document we file at the SEC’s public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our and American Cellular’s SEC filings are also available from the SEC’s web site at: http://www.sec.gov.

      You may also obtain a copy of any of American Cellular’s or our filings with the SEC, including any document that we incorporate by reference in this offering memorandum, without charge by written or oral request directed to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134, (405) 529-8500.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$256,184,604	$294,202,659
Restricted cash and investments	7,144,800	7,098,254
Accounts receivable	74,627,455	58,632,227
Inventory	13,721,401	6,193,855
Prepaid expenses and other	9,622,383	6,044,660

Total current assets	361,300,643	372,171,655

PROPERTY, PLANT AND EQUIPMENT, net	318,181,858	271,702,926

OTHER ASSETS:
Receivables-affiliate	4,797,787	784,284
Restricted assets	3,715,339	7,098,253
Wireless license acquisition costs	1,128,273,210	1,035,547,289
Deferred financing costs, net	45,101,591	49,950,466
Other intangibles, net	12,211,746	18,796,563
Goodwill	43,329,974	—
Deposits	2,144,963	1,914,800
Other non-current assets	24,995,503	25,249,272
Assets of discontinued operations	—	178,056,420

Total other assets	1,264,570,113	1,317,397,347

Total assets	$1,944,052,614	$1,961,271,928

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$71,195,623	$52,105,963
Accrued expenses	20,804,419	19,714,006
Accrued interest	21,843,554	24,515,509
Deferred revenue and customer deposits	13,956,509	12,837,967
Current portion of long-term debt	62,633,437	50,704,238
Accrued dividends payable	13,128,141	37,251,136
Current portion of obligations under capital leases	962,600	1,324,267

Total current liabilities	204,524,283	198,453,086

OTHER LIABILITIES:
Long-term debt, net of current portion	1,175,410,214	1,222,435,718
Deferred tax liabilities	130,910,967	51,801,039
Minority interest	7,430,265	7,891,901
Other non-current liabilities	387,642	2,610,029
Liabilities of discontinued operations	—	62,808,416
Commitments (Note 9)
Senior exchangeable preferred stock, net	524,900,460	558,343,563
Series AA Preferred Stock	—	200,000,000
STOCKHOLDERS’ DEFICIT:
Class A Common Stock, $.001 par value, 175,000,000 shares authorized and 72,558,232 and 39,700,968 issued at June 30, 2003 and December 31, 2002, respectively	72,558	39,701
Class B Common Stock, $.001 par value, 70,000,000 shares authorized and 22,426,544 and 54,977,481 shares issued June 30, 2003 and December 31, 2002, respectively	22,427	54,978
Class C Common Stock, $.001 par value, 4,226 shares authorized and zero shares issued at June 30, 2003 and December 31, 2002	—	—
Class D Common Stock, $.001 par value, 33,000 shares authorized and zero shares issued at June 30, 2003 and December 31, 2002	—	—
Paid-in capital	892,736,421	674,023,222
Retained deficit	(966,146,806)	(989,852,500)
Accumulated other comprehensive loss, net of income tax benefit of $662,381 at December 31, 2002	—	(1,080,726)
Less 4,638,274 and 4,569,131 common shares held in treasury, at cost at June 30, 2003 and December 31, 2002, respectively	(26,195,817)	(26,256,499)

Total stockholders’ deficit	(99,511,217)	(343,071,824)

Total liabilities and stockholders’ deficit	$1,944,052,614	$1,961,271,928

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,

	2003	2002

	(Unaudited)
OPERATING REVENUE:
Service revenue	$180,918,704	$166,082,819
Roaming revenue	99,825,737	95,242,368
Equipment and other revenue	11,590,558	8,281,849

Total operating revenue	292,334,999	269,607,036

OPERATING EXPENSES:
Cost of service (exclusive of items shown separately below)	68,577,607	75,540,719
Cost of equipment	18,979,020	20,444,441
Marketing and selling	29,805,151	33,856,007
General and administrative	35,356,401	35,061,589
Depreciation and amortization	43,582,555	39,444,885

Total operating expenses	196,300,734	204,347,641

OPERATING INCOME	96,034,265	65,259,395

OTHER (EXPENSE) INCOME:
Interest expense	(48,732,374)	(57,099,207)
Other income, net	4,496,447	2,690,583

INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	51,798,338	10,850,771
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(3,404,820)	(2,922,896)
LOSS FROM INVESTMENT IN JOINT VENTURE	—	(184,380,882)

INCOME (LOSS) BEFORE INCOME TAXES	48,393,518	(176,453,007)
Income tax (expense) benefit	(18,388,416)	57,027,411

INCOME (LOSS) FROM CONTINUING OPERATIONS	30,005,102	(119,425,596)
DISCONTINUED OPERATIONS: (Note 4)
Income from discontinued operations, net of income tax expense of $2,210,266 for the three months ended 2003, $1,773,612 for the three months ended 2002, $4,411,839 for the six months ended 2003 and $6,220,270 for the six months ended 2002	7,198,263	10,148,861
Loss from discontinued operations from investment in joint venture	—	(326,955)
Gain from disposal of discontinued operations, net of income tax expense of $16,859,455 in 2003 and $59,164,138 in 2002	27,507,533	88,314,922
Gain from sale of discontinued operations from investment in joint venture	—	6,736,056

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:	64,710,898	(14,552,712)
Cumulative effect of change in accounting principle, net of income tax benefit of $20,406,000 (Note 11)	—	(33,294,000)
Cumulative effect of change in accounting principle from investment in joint venture	—	(140,820,000)

NET INCOME (LOSS)	64,710,898	(188,666,712)
Dividends on preferred stock	(40,542,872)	(46,860,374)
Gain on redemption of preferred stock	219,878,697	—

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$244,046,723	$(235,527,086)

BASIC NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE:
Continuing operations	0.33	(1.31)
Discontinued operations	0.39	1.15
Change in accounting principle	—	(1.91)
Dividends on and redemption of preferred stock	1.99	(0.51)

BASIC NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$2.71	$(2.58)

BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	90,183,364	91,222,067

DILUTED NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$2.64	$(2.58)

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	92,377,978	91,222,067

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the Six Months Ended June 30, 2003

		Stockholders’ Deficit

		Class A		Class B				Accumulated
		Common Stock		Common Stock				Other		Total
	Comprehensive					Paid-in	Retained	Comprehensive	Treasury	Stockholders’
	Income	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Stock at Cost	Deficit

	(Unaudited)
DECEMBER 31, 2002	—	39,700,968	$39,701	54,977,481	$54,978	$674,023,222	$(989,852,500)	$(1,080,726)	$(26,256,499)	$(343,071,824)
Net income	$64,710,898	—	—	—	—	—	64,710,898	—	—	64,710,898
Amounts related to hedged transactions reclassified into earnings, net of tax	1,382,213	—	—	—	—	—	—	1,382,213	—	1,382,213
Change in fair value of hedge transactions, net of tax	(301,487)	—	—	—	—	—	—	(301,487)	—	(301,487)

Total comprehensive income	$65,791,624

Increase in subscription receivable		—	—	—	—	46,258	—	—	—	46,258
Preferred stock dividends		—	—	—	—	—	(40,542,872)	—	—	(40,542,872)
Issuance of common stock		32,857,264	32,857	(32,550,937)	(32,551)	281,141	—	—	—	281,447
Purchase of treasury stock, at cost		—	—	—	—	—	—	—	(421,379)	(421,379)
Issuance of treasury stock		—	—	—	—	—	(462,332)	—	482,061	19,729
Additional paid in capital from redemption of preferred stock		—	—	—	—	218,385,800	—	—	—	218,385,800

JUNE 30, 2003		72,558,232	$72,558	22,426,544	$22,427	$892,736,421	$(966,146,806)	$—	$(26,195,817)	$(99,511,217)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2003	2002

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$30,005,102	$(119,425,596)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effects of acquisitions —
Depreciation and amortization	43,582,555	39,444,885
Amortization of bond premium and financing costs	4,646,418	5,466,004
Deferred income taxes	23,056,091	(47,206,469)
Cash provided by operating activities of discontinued operations	7,837,484	3,007,582
Gain on disposition of assets, net	218,702	365,070
Minority interests in income of subsidiaries	3,404,820	2,922,896
Loss from investment in joint venture	—	184,380,882
Accrued dividend income	—	(2,261,747)
Changes in current assets and liabilities —
Accounts receivable	(4,109,369)	74,179
Inventory	(7,390,829)	1,407,721
Prepaid expenses and other	(3,906,882)	(1,106,163)
Accounts payable	9,794,232	(7,539,072)
Accrued expenses	(4,364,764)	(8,848,123)
Deferred revenue and customer deposits	336,338	512,305

Net cash provided by operating activities	103,109,898	51,194,354

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(50,266,366)	(37,709,422)
(Increase) decrease in receivable-affiliates	(3,730,397)	115,576
Proceeds from sale of property, plant, and equipment	12,802	157,722
Refund of funds held in escrow for contingencies on sold assets	7,094,075	91,205,000
Cash used in investing activities from discontinued operations	(316,250)	(5,059,652)
Net proceeds from sale of discontinued operations	—	335,619,711
Other investing activities	(6,681,953)	(2,377,567)

Net cash (used in) provided by investing activities	(53,888,089)	381,951,368

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	336,000,000
Repayments of long-term debt	(35,182,596)	(676,460,530)
Distributions to partners	(3,866,457)	(3,151,254)
Preferred stock dividends	(10,844,251)	—
Redemption of exchangeable preferred stock	(36,592,475)	—
Purchase of treasury stock	(421,379)	(7,470,921)
Other financing activities	(332,706)	(839,844)

Net cash used in financing activities	(87,239,864)	(351,922,549)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(38,018,055)	81,223,173
CASH AND CASH EQUIVALENTS, beginning of period	294,202,659	161,236,136

CASH AND CASH EQUIVALENTS, end of period	$256,184,604	$242,459,309

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest, net of amounts capitalized	$48,044,767	$62,030,684
Income taxes	3,563,775	2,611,861
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Stock dividend paid through the issuance of preferred stock	$24,185,000	$38,715,000
Transfer of fixed assets to affiliates	227,453	407,403
Net property and equipment acquired through exchange	8,424,439	—
Net wireless acquisition costs disposed through exchange	(50,462,667)	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

      The condensed consolidated balance sheets of Dobson Communications Corporation (“DCC”) and subsidiaries (collectively with DCC, the “Company”) as of June 30, 2003, the condensed consolidated statement of operations for six months ended June 30, 2003 and 2002, the condensed consolidated statement of stockholders’ deficit for the six months ended June 30, 2003 and the condensed consolidated statements of cash flows for the six months ended June 30, 2003 and 2002 are unaudited. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations, and cash flows for the periods presented.

      The condensed consolidated balance sheet at December 31, 2002 was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The financial statements presented herein should be read in connection with the Company’s December 31, 2002 consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

1.	Organization

      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Kansas, Maryland, Michigan, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas and West Virginia.

      The Company operates in one business segment pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

2.	Investment in Unconsolidated Joint Venture

      The Company owns a 50% interest in a joint venture that owns American Cellular Corporation (“American Cellular”). This investment is accounted for on the equity method. Beginning on June 30, 2002 and continuing through June 30, 2003, American Cellular failed to comply with a financial covenant in its senior credit facility, which requires that American Cellular not exceed a certain total debt leverage ratio. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate its carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Based on re-evaluations, American Cellular concluded that there was an impairment of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million, at June 30, 2002, and an additional impairment loss of $423.9 million, at December 31, 2002. After recognizing its 50% interest of the impairment at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, the additional impairment loss of $423.9 million at December 31, 2002, did not impact the Company’s results of operations or financial condition. The Company does not guarantee any of American Cellular’s obligations. Until future cumulative earnings, if any, are earned at American Cellular to restore American Cellular’s equity, the Company will not record its pro rata share of American Cellular’s operations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the significant financial information for ACC Acquisition LLC and its subsidiary, American Cellular, as of June 30, 2003 and December 31, 2002, and for the six months periods ended June 30, 2003 and June 30, 2002:

	June 30,	December 31,
	2003	2002

	($ in thousands)
Current assets	$80,802	$102,199
Property, plant and equipment, net	184,788	185,935
Intangible assets	907,835	915,845
Other assets	585	5,939
Current liabilities	1,627,186	1,659,503
Preferred stock	35,000	35,000
Other liabilities	42,947	43,690
Members’ deficit	(531,124)	(528,275)

	Six Months Ended
	June 30,

	2003	2002

	($ in thousands)
Operating revenue	$223,426	$215,693
Operating income	62,556	49,126
Impairment of goodwill	—	(377,000)
Income (loss) from continuing operations	(303)	(394,947)
Income from discontinued operations and sale of discontinued operations, net	—	12,818
Cumulative effect of change in accounting principle, net	—	(281,640)
Dividends	(2,546)	(2,262)
Net income (loss) applicable to members	(2,849)	(666,031)

      American Cellular’s credit facility includes a financial covenant requiring American Cellular not to exceed a certain total debt leverage ratio. As described above, American Cellular was not in compliance with this covenant at June 30, 2002 and has continued to be out of compliance through June 30, 2003. The lenders presently have the right, but not the obligation, to accelerate the repayment of the entire amount outstanding under its credit facility. Acceleration under the credit facility would allow the holders of American Cellular’s senior subordinated notes to declare the principal and interest of the senior subordinated notes immediately due and payable. American Cellular would then be required to either refinance the debt or repay the amounts due. To date, no such acceleration has occurred. On June 30, 2002 and continuing through June 30, 2003, American Cellular has classified all of its long-term debt as current. Unless such non-compliance is resolved, there continues to be substantial doubt about American Cellular’s ability to continue as a going concern, as expressed in the independent auditors report on American Cellular’s 2002 and 2001 financial statements. Also as a result of American Cellular’s non-compliance, beginning in October 2002, all borrowings under its credit facility are only available based on prime rate, which has increased American Cellular’s borrowing rate.

      On July 14, 2003, the Company and American Cellular initiated a plan to restructure American’s indebtedness and equity ownership. Pursuant to this plan, the Company and American Cellular commenced simultaneous exchange offers for American Cellular’s existing 9.5% senior subordinated notes due 2009 (the “existing notes”). In connection with the restructuring plan, holders of $681.9 million of the $700.0 million of notes who tendered their notes received an aggregate of 43.9 million shares of the

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s class A common stock, 681,900 shares of the Company’s convertible preferred stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company’s class A common stock, and $48.7 million in cash in exchange for their existing notes. Upon consummation of the restructuring plan, American Cellular became a wholly-owned, indirect subsidiary of the Company.

      Also related to the restructuring, on August 8, 2003, American Cellular and ACC Escrow Corp., a recently formed, wholly-owned, indirect subsidiary of the Company, completed the private offering of $900 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par on August 8, 2003, by ACC Escrow Corp. ACC Escrow was organized to merge into American Cellular as part of the restructuring plan. The net proceeds of the note offering were originally placed in escrow. Upon consummation of the restructuring plan, including the merger, the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. The Company is not a guarantor for these senior notes.

      American Cellular expects to enter into a new senior credit facility, to be secured by certain of its assets, with availability up to $30 million. However, American Cellular does not currently have commitments for any such facility.

3.	Market Swap

      On June 17, 2003, the Company completed the exchange of its two remaining wireless properties in California for two AT&T Wireless properties in Alaska. As a part of this transaction, AT&T Wireless transferred to the Company all of the Company’s Series AA preferred stock that it previously held. Upon the transfer of the Series AA preferred stock, the Company cancelled this issue.

      The cost of the acquired Alaska assets was $126.0 million. As part of the exchange agreements, Dobson and AT&T agreed to make or receive a payment based on relative working capital balances for the affected markets. As of the market swap date, the Company estimates a payment of $10.2 million would be required. The Company has determined a preliminary purchase price allocation and will finalize in future periods when the determination of final tax basis and the fair value of assets acquired and liabilities assumed is completed. The acquired Alaska assets are now consolidated with the Company’s consolidated financial statements. The assets and liabilities acquired on June 17, 2003 for the two Alaska properties are appropriately reflected in our financial statements as follows:

June 17, 2003

($ in thousands)
Current assets	$12,553
Property, plant and equipment, net	33,251
Wireless license acquisition costs, net	92,749
Goodwill	43,330

Total assets	$181,883

Current liabilities	$13,760
Deferred tax liabilities	38,532
Equity	129,591

Total liabilities and equity	$181,883

      The Company has reclassified its financial statements to reflect the operations of its California properties as discontinued operations, see Note 4 below.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Discontinued Operations

      On June 17, 2003, the Company exchanged its California properties, as described above. In addition, the Company sold three wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties include California 7 RSA, Ohio 2 RSA and Georgia 1 RSA. On February 28, 2002, the Company completed another transaction with Verizon Wireless in which the Company sold its 75% ownership interest in Arizona 5 RSA for a total purchase price of $85.0 million. In addition, on February 8, 2002, two wholly-owned, indirect subsidiaries of the Company’s 50% owned joint venture, American Cellular, sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. Proceeds from these transactions were primarily used to pay down bank debt. The Company’s financials have been reclassified to reflect the swap of these properties with AT&T and the sale of these properties to Verizon Wireless as discontinued operations in the condensed consolidated financial statements.

      Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the condensed consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the markets being sold as discontinued operations. The assets and liabilities of such operations have been classified as “Assets of discontinued operations” and “Liabilities of discontinued operations,” respectively, on the December 31, 2002 condensed consolidated balance sheet and consist of the following:

December 31,
2002

($ in thousands)
Current assets	$5,749
Property, plant and equipment, net	29,023
Wireless license acquisition costs, net	143,212
Other assets	72

Total assets of discontinued operations	$178,056

Current liabilities	$3,472
Minority interest	1,397
Deferred tax liabilities	57,939

Total liabilities of discontinued operations	$62,808

      The net income from discontinued operations was classified on the condensed consolidated statement of operations as “Income from discontinued operations.” For the six months ended June 30, 2002, these discontinued operations included both the results of operations for the properties sold to Verizon and the California properties included in the swap with AT&T Wireless. As for the six months ended June 30, 2003, only the California properties are included. Summarized results of discontinued operations are as follows:

Six Months
Ended
June 30,
2002

($ in thousands)
Operating revenue	45,969
Income before income taxes	16,369
Income tax provision	(6,220)
Income from discontinued operations	10,149

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The long-term debt of the Company is at the consolidated level and is not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations to properly reflect the interest that was incurred to finance the operations for these markets. The interest expense allocated to these operations was $2.2 million for the six months ended June 30, 2003 and $5.5 million for the six months ended June 30, 2002.

      The Company completed the sale of Ohio 2 RSA, California 7 RSA and Georgia 1 RSA on February 8, 2002 and the sale of Arizona 5 RSA on February 28, 2002, and recorded income from discontinued operations totaling $5.1 million, net of tax expense, for the six months ended June 30, 2002, and recorded the related gains on the sale totaling $88.3 million, net of tax expense, for the six months ended June 30, 2002.

      The Company completed the exchange of its two remaining California properties with AT&T Wireless on June 17, 2003, and recorded income from discontinued operations of $7.2 million, net of tax expense, for the six months ended June 30, 2003, and $5.0 million, net of tax expense, for the six months ended June 30, 2002. In addition, during the six months ended June 30, 2003, the Company recognized a gain in net income on the exchange, which totaled approximately $27.5 million, net of tax expense. As part of the consideration for this transaction, AT&T Wireless transferred to the Company all of the Company’s Series AA preferred stock, which had a fair value that was substantially lower than the carrying value, thus resulting in a gain. This gain of $196.3 million is reflected in the Company’s income applicable to common stockholders as a gain on redemption of preferred stock.

      The net loss from discontinued operations from investment in joint venture represents the discontinued operations from American Cellular, the Company’s 50% owned joint venture. The results are as follows:

For the Period From
January 1, 2002
Through Disposition

($ in thousands)
Operating revenues	$2,319
Loss before income taxes	(1,090)
Income tax benefit (provision)	436
Loss from discontinued operations	(654)

      American Cellular also allocated a portion of interest expense to their discontinued operations to properly reflect the interest that was incurred by American Cellular to finance the operations of its Tennessee 4 RSA market. The interest expense allocated to this market was $1.0 million for the period from January 1, 2002 through February 8, 2002, the date of disposition.

      American Cellular completed the sale of Tennessee 4 RSA on February 8, 2002 and recorded operating losses incurred through February 8, 2002, and the related gain on the sale totaling approximately $12.8 million, net of tax expense.

5.	Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor and materials overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense for the six

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

months ended June 30, 2003 and 2002 totaled $37.0 million and $32.2 million. Listed below are the gross property, plant and equipment amounts and the related accumulated depreciation for the periods described.

	June 30,	December 31,
	2003	2002

	($ in thousands)
Gross property, plant and equipment	$553,267	$469,933
Accumulated depreciation	(235,085)	(198,230)

Property, plant and equipment, net	$318,182	$271,703

6.	Long-Term Debt

      The Company’s long-term debt consisted of the following:

	June 30,	December 31,
	2003	2002

	($ in thousands)
Credit facilities	$751,199	$786,382
Dobson/ Sygnet senior notes	188,500	188,500
DCC 10.875% senior notes, net of discount	298,324	298,238
DCC 11.75% senior notes	20	20

Total debt	1,238,043	1,273,140
Less — Current maturities	62,633	50,704

Total long-term debt	$1,175,410	$1,222,436

      On September 30, 2002, the Company purchased $11.5 million principal amount of senior notes issued by the Company’s subsidiary, Dobson/ Sygnet Communications Company (“Dobson/ Sygnet”) for the purchase price of $8.9 million. This repurchase resulted in a reduction of the Company’s total outstanding debt and a gain from extinguishment of debt of $2.2 million after the write off of related deferred financing costs.

Interest Rate Hedges

      The Company pays interest on its bank credit facilities based on a variable factor, such as LIBOR or prime rate. The Company will from time-to-time enter into derivative contracts to reduce exposure against rising interest rates.

      The Company had entered into a $135.0 million derivative contract on the Dobson Operating Co., L.L.C. (“DOC LLC”) credit facility whereby the interest rate was fixed at 6.9% plus a factor based on DOC LLC’s leverage. The derivative contract expired in April 2003. Additionally, the Company had entered into a $190.0 million derivative contract and a $300.0 million derivative contract on the DOC LLC credit facility which both expired during 2002.

      The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million as of December 31, 2002 and had decreased to zero at June 30, 2003. These contracts were reclassified from other comprehensive income and expensed in the statement of operations during 2002 and 2003.

Debt of DCCLP

      On May 19, 2003, the Company’s principal stockholder DCCLP, and certain of its affiliates, entered into a new credit agreement with Bank of America, N.A. This credit agreement, which matures in May

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006, had an aggregate principal amount outstanding of $60 million as of June 30, 2003. To secure their obligations under this credit agreement, DCCLP and its affiliates individually pledged certain assets, which included beneficial ownership of shares of the Company’s class A and class B common stock. However, the new agreement eliminates the risk of a change of control of the Company related to possible future default on the DCCLP loan as DCCLP has retained a sufficient number of shares of the Company’s class B common stock that are no longer pledged as collateral for DCCLP’s loan from Bank of America, so that a default under the new credit agreement would not result in a change of control of the Company. As a result, the substantial doubt that existed as of December 31, 2002 and March 31, 2003 regarding the Company’s ability to continue operating as a going concern no longer exists. Under the terms of its new agreement with Bank of America, DCCLP transferred 32.5 million shares of the Company’s class A common stock to Bank of America. On July 18, 2003, an affiliate of Bank of America entered into agreements to sell 4.0 million shares of the Company’s class A common stock, which had been acquired by the Bank as part of the loan restructuring between the Bank and DCCLP in May of 2003. These sales constitute a “Release Event,” as defined in the credit agreement. As a result, Bank of America has released its lien on an additional 1.5 million class B shares owned by DCCLP. Any future sale of class A common shares held by Bank of America will be subject to certain restrictions until May 2006.

7.	Redeemable Preferred Stock

      As of June 30, 2003 and December 31, 2002, the Company’s authorized and outstanding Preferred Stock was as follows:

		Number of	Number of					Other
		Shares	Shares					Features,
	Number of	Outstanding at	Outstanding at			Liquidation	Mandatory	Rights,
	Shares	June 30,	December 31,	Par Value		Preference	Redemption	Preferences
Class	Authorized	2003	2002	Per Share	Dividends	Per Share	Date	and Powers

Senior Exchangeable	661,006	354,098	374,941	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	403,772	183,601	198,780	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Series AA	—	—	200,000	$1.00	5.96% Cumulative	$1,000	Feb. 8, 2011	Non-voting
Class E	40,000	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Other	4,895,222	—	—	$1.00	—	—	—	—

	6,000,000	537,699	773,721

      During the six months ended June 30, 2003, the Company repurchased a total of $32.7 million carrying value of its 12.25% senior exchangeable preferred stock and $27.5 million carrying value of its 13% senior exchangeable preferred stock. The preferred stock repurchase totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. This repurchase resulted in an excess of carrying value over repurchase price of preferred stock totaling $23.6 million. The excess of carrying value over repurchase price has been included in net income applicable to common stockholders.

      The Company recorded preferred stock dividends of $40.5 million for the six months ended June 30, 2003 consisting primarily of $10.8 million of cash dividends on its 12.25% senior exchangeable preferred stock and $12.0 million through the issuance of additional shares on its 12.25% senior exchangeable preferred stock, $12.2 million of dividends on its 13% senior exchangeable preferred stock through the issuance of additional shares and $5.5 million of accrued dividends on its Series AA preferred stock.

      Beginning after January 15, 2003, the Company was required to pay dividends in cash on its 12.25% senior exchangeable preferred stock.

      On June 17, 2003 the Company completed an exchange offer with AT&T Wireless that, among other things, resulted in AT&T Wireless transferring to the Company all of its outstanding shares of Series AA preferred stock. Upon receipt of the Series AA preferred stock the Company canceled that issue, including the related accrued dividends. See Note 3 and 4 for further details of this exchange.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Stock-Based Compensation

      The Company accounts for its stock option plans under APB Opinion 25, under which no compensation cost is recognized when options are granted at the market value. The following schedule shows the Company’s net income (loss) and net income (loss) per share for the six months ended June 30, 2003 and June 30, 2002, had compensation expense been determined consistent with the SFAS No. 123, “Accounting for Stock-Based Compensation”. The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company’s future results.

	Six Months	Six Months
	Ended	Ended
	June 30, 2003	June 30, 2002

	($ in thousands, except for
	per share amounts)
Net income (loss) applicable to common stockholders:
As reported	$244,047	$(235,527)
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	(3,564)	(2,723)

Pro forma	$240,483	$(238,250)

Basic net income (loss) applicable to common stockholders per common share:
As reported	$2.71	$(2.58)
Pro forma	$2.67	$(2.61)
Diluted net income (loss) applicable to common stockholders per common share:
As reported	$2.64	$(2.58)
Pro forma	$2.60	$(2.61)

      Subsequent to June 30, 2003, the Company’s Board of Directors adopted and approved a plan whereby options granted under the 2000 Plan could, at the election of the option holder, be exchanged for a specified number of new options to be granted no sooner than January 30, 2004. The period to make the election to exchange these options ended on July 29, 2003. Any new options to be granted would be subject to the same vesting schedule as the surrendered options.

      As of July 29, 2003, all eligible option holders had elected to surrender their old options. Options totaling 2,515,000 shares were surrendered by a total of 65 option holders.

9.	Commitments

      The Company entered into an equipment supply agreement in which the Company agreed to purchase approximately $100.5 million of cell site and switching equipment between November 16, 2001 and July 15, 2005, to update the wireless systems for the newly acquired and existing MSAs and RSAs. Of the commitment, approximately $20.6 million remained at June 30, 2003. The Company expects to fulfill its purchase commitments under this agreement prior to the completion dates.

10.	Contingencies

      The Company is party to various legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts that would be material to the Company’s consolidated financial position, results of operation, or liquidity.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Changes in Accounting Policies and Procedures

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” These standards prohibit the application of the pooling-of-interests method of accounting for business combinations effective June 30, 2001 and require companies to cease the amortization of existing goodwill and intangible assets with indefinite lives effective January 1, 2002. As a result of the adoption of SFAS No. 142, the Company reassessed the useful lives of its intangible assets. A significant portion of its intangible assets is classified as “Wireless license acquisition costs,” which represents the Company’s costs associated with acquiring its FCC licenses. These licenses allow the Company to provide wireless services by giving the Company the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, the Company has determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, the Company’s wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety on January 1, 2002, the Company ceased the amortization of its wireless license acquisition costs and now tests for impairment of its wireless license acquisition costs at least annually and only adjusts the carrying amount of these intangible assets upon an impairment of the wireless license acquisition costs. The Company also determines on an annual basis whether facts and circumstances continue to support an indefinite useful life.

      Through December 31, 2001, the Company’s accounting policy for impairment of long-lived assets was to review the carrying value of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such circumstances were deemed to exist, the carrying value of the asset would be compared to the estimated undiscounted future cash flows generated by the asset. The Company’s definite life assets will continue to be amortized over their estimated useful lives and are subject to the same impairment criteria. As a result of fully implementing SFAS No. 142 on January 1, 2002, the Company is now required to evaluate the carrying value of its indefinite life intangible assets using their fair values, at least annually. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

      Upon implementation of SFAS No. 142, the Company performed a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition costs. The Company determined the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. Based on the comparison, the Company determined that the carrying amount of its wireless license acquisition costs exceeded their estimated fair value. As a result, the Company recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of its wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect its equity in the write-down of the wireless license acquisition costs of its 50% owned joint venture, American Cellular to their fair values. In addition, at June 30, 2002 and continuing through June 30, 2003, American Cellular, failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and its indefinite life intangible assets in accordance with SFAS No. 142. Based on these evaluations at June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. Therefore, American Cellular recorded an impairment loss totaling $377.0 million at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002, bringing its total impairment loss on goodwill to $800.9 million for the year ended December 31, 2002. However, after recognizing the Company’s 50% interest in American’s impairment at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, the additional

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment loss at December 31, 2002, did not impact the Company’s results of operations or financial condition.

12.	Reclassifications

      Certain items have been reclassified in the 2002 consolidated financial statements to conform to the current presentation.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Dobson Communications Corporation:

      We have audited the accompanying consolidated balance sheets of Dobson Communications Corporation and subsidiaries (the Company) as of December 31, 2002, and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of ACC Acquisition LLC, (a 50 percent owned investee joint venture) at December 31, 2001 or for the periods ended December 31, 2001 and 2000. The Company’s investment in ACC Acquisition LLC as of December 31, 2001, was $309,420,407, and its equity in losses of ACC Acquisition LLC were $69,900,766 and $49,621,694 for the years 2001 and 2000, respectively. The financial statements of ACC Acquisition LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ACC Acquisition LLC as of December 31, 2001 and for the periods ended December 31, 2001 and 2000, is based solely on the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dobson Communications Corporation and subsidiaries as of December 31, 2002, and 2001, and the results of their operations and their cash flows for each of the years in the three-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Notes 2 and 4 to the consolidated financial statements, as of January 1, 2001 the Company changed its method of accounting for derivative instruments and hedging activities and disposal of long-lived assets and as of January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 related to the change in accounting for identifiable intangible assets with indefinite lives.

KPMG LLP

Oklahoma City, Oklahoma

July 18, 2003

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$294,202,659	$161,236,136
Restricted cash and investments (Note 2)	7,098,254	—
Accounts receivable —
Customers, net of allowance for doubtful accounts of $1,179,978 in 2002 and $3,075,306 in 2001	58,632,227	78,544,787
Affiliate	—	19,065,333
Inventory (Note 2)	6,193,855	21,801,847
Deposits (Note 6)	—	91,205,000
Prepaid expenses	4,064,660	4,744,513
Deferred income taxes	1,980,000	2,799,764

Total current assets	372,171,655	379,397,380

Property, plant and equipment, net (Note 3)	271,702,926	268,505,707

Other assets:
Receivables — affiliate	784,284	924,303
Restricted assets	7,098,253	—
Wireless license acquisition costs	1,035,547,289	1,089,247,289
Deferred financing costs, net of accumulated amortization of $31,763,316 in 2002 and $22,504,417 in 2001	49,950,466	59,454,301
Customer list, net of accumulated amortization of $52,399,577 in 2002 and $39,161,803 in 2001	18,796,563	32,034,337
Investment in joint venture (Note 5)	—	309,420,407
Deposits, net of current portion (Note 6)	1,914,800	18,009,800
Other non-current assets	25,249,272	9,780,603
Assets of discontinued operations	178,056,420	392,381,094

Total other assets	1,317,397,347	1,911,252,134

Total assets	$1,961,271,928	$2,559,155,221

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$52,105,963	$70,261,060
Accrued expenses	19,714,006	16,060,208
Accrued interest payable	24,515,509	28,990,210
Deferred revenue and customer deposits	12,837,967	12,698,274
Current portion of long-term debt	50,704,238	44,508,645
Accrued dividends payable	37,251,136	25,657,635
Current portion of obligations under capital leases	1,324,267	1,532,486

Total current liabilities	198,453,086	199,708,518

Other liabilities:
Long-term debt, net of current portion	1,222,435,718	1,576,372,307
Deferred tax liabilities	51,801,039	49,228,520
Minority interest	7,891,901	8,065,740
Other non-current liabilities	2,610,029	16,885,394
Liabilities of discontinued operations	62,808,416	83,951,861
Commitments (Note 8)
Senior exchangeable preferred stock, net (Note 9)	558,343,563	581,943,071
Series AA preferred stock (Note 9)	200,000,000	200,000,000
Stockholders’ deficit: (Note 10)
Class A common stock, $.001 par value, 175,000,000 shares authorized and 39,700,968 and 39,682,561 issued in 2002 and 2001	39,701	39,683
Convertible class B common stock, $.001 par value, 70,000,000 shares authorized and 54,977,481 and 54,995,888 shares issued in 2002 and 2001	54,978	54,996
Convertible class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued in 2002 and 2001	—	—
Convertible class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued in 2002 and 2001	—	—
Paid-in capital	674,023,222	606,454,999
Retained deficit	(989,852,500)	(728,939,087)
Accumulated other comprehensive loss, net of income tax benefit of $662,381 and $10,767,246 at December 31, 2002 and 2001	(1,080,726)	(16,150,869)
Less 4,569,131 and 2,117,600 class A common shares held in treasury, at cost at December 31, 2002 and 2001	(26,256,499)	(18,459,912)

Total stockholders’ deficit	(343,071,824)	(157,000,190)

Total liabilities and stockholders’ deficit	$1,961,271,928	$2,559,155,221

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Operating revenue:
Service revenue	$342,499,517	$300,023,828	$227,570,404
Roaming revenue	201,210,561	216,125,238	172,094,234
Equipment and other revenue	18,195,154	20,019,656	20,360,059

Total operating revenue	561,905,232	536,168,722	420,024,697

Operating expenses:
Cost of service (exclusive of items shown separately below)	149,068,930	149,763,325	100,681,570
Cost of equipment	42,143,280	45,914,022	42,661,965
Marketing and selling	67,560,896	68,273,722	60,505,414
General and administrative	72,412,774	66,492,314	58,018,582
Depreciation and amortization	80,050,539	165,453,749	140,770,224

Total operating expenses	411,236,419	495,897,132	402,637,755

Operating income	150,668,813	40,271,590	17,386,942

Other income (expense):
Interest expense	(112,647,600)	(135,195,767)	(128,838,704)
Other (expense) income, net	(1,684,812)	11,243,301	9,077,008
Gain (loss) from extinguishment of debt	2,201,755	—	(32,882,475)

Income (loss) before minority interests in income of
subsidiaries and income taxes	38,538,156	(83,680,876)	(135,257,229)
Minority interests in income of subsidiaries	(6,520,636)	(5,517,148)	(3,902,684)
Loss from investment in joint venture	(184,380,882)	(69,181,120)	(50,292,827)

Loss before income taxes	(152,363,362)	(158,379,144)	(189,452,740)
Income tax benefit	47,867,733	33,733,409	52,612,408

Loss from continuing operations	(104,495,629)	(124,645,735)	(136,840,332)
Discontinued operations: (Note 4)
Income (loss) from discontinued operations, net of income tax (expense) benefit of $(10,678,765) in 2002, $2,025,222 in 2001, and $5,747,048 in 2000	17,423,248	(2,928,426)	(8,670,552)
(Loss) income from discontinued operations from investment in joint venture	(326,955)	(719,646)	671,133
Gain from sale of discontinued operations, net of income tax expense of $59,164,138 for the year ended December 31, 2002	88,314,922	—	—
Gain from sale of discontinued operations from investment in joint venture	6,736,056	—	—

Income (loss) before cumulative effect of change in accounting principle:	7,651,642	(128,293,807)	(144,839,751)
Cumulative effect of change in accounting principle, net of income tax benefit of $20,406,000 (Note 2)	(33,294,000)	—	—
Cumulative effect of change in accounting principle from investment in joint venture	(140,820,000)	—	—

Net loss	(166,462,358)	(128,293,807)	(144,839,751)
Dividends on preferred stock	(94,451,055)	(86,325,589)	(126,686,297)
Excess of carrying value over repurchase price of preferred
stock	70,323,789	—	—

Net loss applicable to common stockholders	$(190,589,624)	$(214,619,396)	$(271,526,048)

Basic net (loss) income applicable to common stockholders per common share:
Continuing operations	$(1.15)	$(1.32)	$(1.53)
Discontinued operations	1.24	(0.04)	(0.09)
Change in accounting principle	(1.92)	—	—
Dividends on and repurchase of preferred stock	(0.27)	(0.92)	(1.42)

Total basic net loss applicable to common stockholders per
common share	$(2.10)	$(2.28)	$(3.04)

Basic and diluted weighted average common shares
outstanding	90,671,688	93,969,310	89,417,829

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2002, 2001 and 2000

		Stockholders’ Equity (Deficit)

		Class A		Class A		Class B
		Preferred Stock		Common Stock		Common Stock
	Comprehensive
	Loss	Shares	Amount	Shares	Amount	Shares	Amount

December 31, 1999		314,286	$314,286	63,872,059	$63,872	—	$—
Net loss		—	—	—	—	—	—
Distribution of Logix		—	—	—	—	—	—
Recapitalization		(314,286)	(314,286)	(63,872,059)	(63,872)	65,311,716	65,312
Issuance of common stock		—	—	27,970,647	27,971	—	—
Preferred stock dividend		—	—	—	—	—	—

December 31, 2000		—	—	27,970,647	27,971	65,311,716	65,312
Net loss	$(128,293,807)	—	—	—	—	—	—
Other comprehensive loss —
SFAS No. 133 transition adjustment, net of tax	(7,760,526)	—	—	—	—	—	—
SFAS No. 133 transition adjustment reclassified into earnings, net of tax	4,930,747	—	—	—	—	—	—
Change in fair value of hedge transactions, net of tax	(13,321,090)	—	—	—	—	—	—

Total comprehensive loss	$(144,444,676)

Conversion and issuance of common stock		—	—	11,711,914	11,712	(10,315,828)	(10,316)
Increase in subscription receivable		—	—	—	—	—	—
Preferred stock dividends		—	—	—	—	—	—
Purchase of treasury stock, at cost		—	—	—	—	—	—

December 31, 2001		—	—	39,682,561	39,683	54,995,888	54,996
Net loss	(166,462,358)	—	—	—	—	—	—
Amounts related to hedged transactions reclassed into earnings, net of tax	15,000,162	—	—	—	—	—	—
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	321,876	—	—	—	—	—	—
Change in fair value of hedge transactions, net of tax	(251,895)	—	—	—	—	—	—

Total comprehensive loss	$(151,392,215)

Conversion of common stock		—	—	18,407	18	(18,407)	(18)
Increase in subscription receivable		—	—	—	—	—	—
Preferred stock dividends		—	—	—	—	—	—
Redemption of preferred stock		—	—	—	—	—	—
Purchase of treasury stock, at cost		—	—	—	—	—	—

December 31, 2002		—	$—	39,700,968	$39,701	54,977,481	$54,978

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Equity (Deficit)

	Class D				Accumulated		Total
	Common Stock				Other	Treasury	Stockholders’
			Paid-in	Retained	Comprehensive	Stock at	Equity
	Shares	Amount	Capital	Deficit	Loss	Cost	(Deficit)

December 31, 1999	—	$—	$18,234,773	$(316,317,323)	$—	$(56,125,661)	$(353,830,053)
Net loss	—	—	—	(144,839,751)	—	—	(144,839,751)
Distribution of Logix	—	—	—	73,523,680	—	—	73,523,680
Recapitalization	—	—	49,169,282	—	—	56,125,661	104,982,097
Issuance of common stock	4,832	5	546,929,765	—	—	—	546,957,741
Preferred stock dividend	—	—	—	(126,686,297)	—	—	(126,686,297)

December 31, 2000	4,832	5	614,333,820	(514,319,691)	—	—	100,107,417
Net loss	—	—	—	(128,293,807)	—	—	(128,293,807)
Other comprehensive loss —
SFAS No. 133 transition adjustment, net of tax	—	—	—	—	(7,760,526)	—	(7,760,526)
SFAS No. 133 transition adjustment reclassified into earnings, net of tax	—	—	—	—	4,930,747	—	4,930,747
Change in fair value of hedge transactions, net of tax	—	—	—	—	(13,321,090)	—	(13,321,090)
Total comprehensive loss
Conversion and issuance of common stock	(4,832)	(5)	735,713	—	—	—	737,104
Increase in subscription receivable	—	—	(8,614,534)	—	—	—	(8,614,534)
Preferred stock dividends	—	—	—	(86,325,589)	—	—	(86,325,589)
Purchase of treasury stock, at cost	—	—	—	—	—	(18,459,912)	(18,459,912)

December 31, 2001	—	—	606,454,999	(728,939,087)	(16,150,869)	(18,459,912)	(157,000,190)
Net loss	—	—	—	(166,462,358)	—	—	(166,462,358)
Amounts related to hedged transactions reclassed into earnings, net of tax	—	—	—	—	15,000,162	—	15,000,162
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	—	—	—	—	321,876	—	321,876
Change in fair value of hedge transactions, net of tax	—	—	—	—	(251,895)	—	(251,895)
Total comprehensive loss
Conversion of common stock	—	—	—	—	—	—	—
Increase in subscription receivable	—	—	(268,701)	—	—	—	(268,701)
Preferred stock dividends	—	—	—	(94,451,055)	—	—	(94,451,055)
Redemption of preferred stock	—	—	67,836,924	—	—	—	67,836,924
Purchase of treasury stock, at cost	—	—	—	—	—	(7,796,587)	(7,796,587)

December 31, 2002	—	$—	$674,023,222	$(989,852,500)	$(1,080,726)	$(26,256,499)	$(343,071,824)

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net loss from continuing operations	$(104,495,629)	$(124,645,735)	$(136,840,332)
Adjustments to reconcile net loss to net cash provided by operating activities —
Depreciation and amortization	80,050,539	165,453,749	140,770,224
Amortization of bond premium and financing costs	10,932,538	10,940,387	9,628,333
Deferred income taxes and investment tax credits, net	(41,550,733)	(40,273,209)	(55,946,110)
Loss on disposition of assets, net	1,286,916	603,609	17,294
(Gain) loss from extinguishment of debt	(2,201,755)	—	32,882,475
Cash used in operating activities of discontinued operations	2,703,319	(9,864,254)	(5,984,856)
Minority interests in income of subsidiaries	6,520,636	5,517,148	3,902,684
Loss from investment in joint venture	184,380,882	69,181,120	50,292,827
Accrued dividend income	(2,261,747)	(2,138,710)	—
Changes in current assets and liabilities —
Accounts receivable	38,977,893	(14,723,878)	(44,058,659)
Inventory	15,607,992	(11,117,109)	(4,211,577)
Prepaid expenses and other	1,323,012	(2,902,211)	(2,451,098)
Accounts payable	(18,752,262)	708,715	32,207,094
Accrued expenses	(1,520,903)	8,782,892	21,708,015
Deferred revenue and customer deposits	139,693	3,868,459	4,626,155

Net cash provided by operating activities	171,140,391	59,390,973	46,542,469

Cash flows from investing activities:
Capital expenditures	(75,371,312)	(86,871,885)	(109,263,008)
Purchase of wireless license and properties	—	(3,122,303)	(368,687,233)
Investment in joint venture	—	(51,413,782)	(382,500,000)
Refund (payment) of deposits for FCC auction	107,300,000	(59,214,800)	(50,000,000)
Proceeds from sale of property, plant and equipment	3,545,217	513,578	2,410,010
Increase (decrease) in receivable-affiliate	483,618	(1,512,801)	(6,635,967)
Cash provided by (used in) investing activities of discontinued operations	344,597,714	24,578,892	(69,214,598)
Purchase of other assets	(16,628,642)	—	—
Other investing activities	(2,149,985)	2,876,258	(4,920,107)

Net cash provided by (used in) investing activities	361,776,610	(174,166,843)	(988,810,903)

Cash flows from financing activities:
Proceeds from long-term debt	389,500,000	630,000,000	1,541,735,000
Repayments of long-term debt	(725,927,137)	(699,400,630)	(920,627,476)
Distributions to partners	(6,549,176)	(4,733,824)	—
Proceeds from issuance of common stock	—	940,589	546,400,645
Issuance of preferred stock	—	200,000,000	—
Purchase of senior notes	(8,863,385)	—	—
Purchase of preferred stock	(38,691,210)	—	(53,295,725)
Premium on redemption of Senior Notes	—	—	(23,869,317)
Purchase of common stock	(7,796,587)	(18,459,912)	—
Maturities of restricted investments	92,763	27,106,677	22,080,000
Deferred financing costs	(189,924)	(499,531)	(30,708,071)
Other financing activities	(1,525,822)	(1,516,018)	(479,719)

Net cash (used in) provided by financing activities	(399,950,478)	133,437,351	1,081,235,337

Net increase in cash and cash equivalents	132,966,523	18,661,481	138,966,903
Cash and cash equivalents, beginning of year	161,236,136	142,574,655	3,607,752

Cash and cash equivalents, end of year	$294,202,659	$161,236,136	$142,574,655

Supplemental disclosures of cash flow information:
Cash paid for —
Interest, net of amounts capitalized	$115,382,160	$144,704,461	$126,135,528
Income taxes	$3,646,971	$127,023	$80,843
Supplemental disclosures of noncash investing and financing activities:
Conversion of class D preferred stock to old class A common stock	$—	$—	$58,200,000
Conversion of class D preferred stock to class E preferred stock and old class A common stock	$—	$—	$46,610,325
Stock dividend paid through the issuance of preferred stock	$80,338,000	$70,877,000	$62,690,000

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Kansas, Maryland, Michigan, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas and West Virginia.

2000 Recapitalization

      Management of the Company completed a recapitalization of the Company immediately prior to and in conjunction with its initial public offering of its common stock on February 9, 2000. This recapitalization included:

•	the conversion and redemption of its outstanding class D preferred stock and class E preferred stock for cash and the issuance of old class A common stock;

•	the conversion of old class A common stock into class B common stock;

•	the creation of class A common stock issued in the Company’s initial public offering;

•	a 111.44 for 1 split of new class B common stock;

•	the retirement of the Company’s class A preferred stock;

•	the creation of a new class D common stock to be issued upon the exercise of options under the Company’s amended 1996 stock option plan; and

•	the redesignation of formerly authorized class F and G preferred shares to undesignated preferred shares.

      Subsequent to this recapitalization, the Company has outstanding only class A common stock, class B common stock, 12.25% senior preferred stock, 13% senior preferred stock and Series AA preferred stock.

      On February 9, 2000, the Company completed its initial public offering of 25 million shares of class A common stock, and the sale of an additional 1.5 million shares of class A common stock to AT&T Wireless, for net proceeds (after commissions and expenses) of $545.4 million. The Company used $53.3 million of the net proceeds to pay accrued dividends on its class D preferred stock and to redeem its class E preferred stock. An additional $382.5 million was used as a capital contribution to its joint venture with AT&T Wireless, which acquired American Cellular. The Company used the balance of the net proceeds for working capital and other general corporate purposes.

Capital Resources and Growth

      The Company has substantial indebtedness and debt service requirements and is subject to significant financial restrictions and limitations. If the Company is unable to satisfy any of the covenants under the credit facilities (described in Note 7), including financial covenants, the Company will be unable to borrow under the credit facilities during such time period to fund its ongoing operations, planned capital expenditures or other permissible uses.

      The Company’s ability to manage future growth will depend upon its ability to monitor operations, control costs and maintain effective quality controls, all of which will result in higher operating expenses. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company’s business could have a material adverse effect on the Company’s business, financial condition and results of operations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries. For financial reporting purposes, the Company reports 100% of revenue and expenses for the markets for which it provides wireless services. However, in a few of its markets, the Company holds less than 100% of the equity ownership. The minority stockholders’ and partners’ shares of income or losses in those markets are reflected in the consolidated statements of operations as minority interests in income of subsidiaries. For financial reporting purposes, the Company consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50%). Significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated partnerships where the Company does not have a controlling interest, but has a significant influence, are accounted for under the equity method.

      The Company is responsible for managing and providing administrative services for certain partnerships of which the Company is the majority partner. The Company is accountable to the partners and shareholders for the execution and compliance with contracts and agreements and for filing of instruments required by law, which are made on behalf of these partnerships. The Company also maintains the books and records of these partnerships.

Business Segment

      The Company operates in one business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Cash and Cash Equivalents

      Cash and cash equivalents of $294.2 million at December 31, 2002 and $161.2 million at December 31, 2001 consist of cash and short-term investments with original maturities of three months or less.

Restricted Cash and Investments

      Restricted cash and investments totaling $14.2 million at December 31, 2002, consisted entirely of an escrow reserve to cover any future contingencies related to the Company’s sale of certain markets to Verizon Wireless during February 2002. Subsequent to year-end, the Company received $7.1 million of this escrow reserve. If there are no claims against this transaction, the Company will receive the remaining $7.1 million during February 2004.

Allowance for Doubtful Accounts

      Allowance for doubtful accounts of $1.2 million at December 31, 2002 and $3.1 million at December 31, 2001 are based on a percentage of aging receivables. The Company reviews it allowance for doubtful accounts monthly by evaluating balances for collectibility.

Inventory

      The Company values its inventory using the weighted average costing method of accounting.

Impairment of Long-Lived Assets

      Through December 31, 2001, the Company’s accounting policy for impairment of long-lived assets was to review the carrying value of its long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances were deemed to exist, the carrying value of the asset would be compared to the estimated undiscounted future cash flows generated by the asset. The Company’s definite life assets will continue to be amortized over their estimated useful lives and are subject to the same impairment criteria. As a result of fully implementing SFAS No. 142 on January 1, 2002, the Company is now required to evaluate the carrying value of its indefinite life intangible assets using their fair values, at least annually. To complete this evaluation, the Company first performed a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition costs. The Company determines the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. The Company has identified transitional impairments relating to their indefinite life intangible assets during 2002. See “Recently Issued Accounting Pronouncements” below for further details.

Wireless License Acquisition Costs

      Wireless license acquisition costs consist of amounts paid to acquire FCC licenses to provide wireless services. Prior to the implementation of SFAS No. 142, “Goodwill and Other Intangible assets”, wireless license acquisition costs were being amortized on a straight-line basis over fifteen years. Amortization expense of $92.1 million was recorded in 2001 and $82.1 million was recorded in 2000. Upon implementation of SFAS No. 142, effective January 1, 2002, the Company no longer amortizes wireless license acquisition costs. Instead, the Company is testing for the impairment of indefinite life intangible assets at least annually and will only adjust the carrying amount of these intangible assets upon an impairment of the indefinite life intangible assets.

      The ongoing value and remaining useful lives of intangible and other long-term assets are subject to periodic evaluation. During 2002, the Company identified transitional impairments relating to its wireless license acquisition costs, see “Recently Issued Accounting Pronouncements” below for further discussion.

Deferred Financing Costs

      Deferred financing costs consist primarily of fees incurred to secure long-term debt. Deferred financing costs are being amortized on a straight-line basis over the term of the debt of eight to ten years. Interest expense related to this amortization of $9.3 million was recorded in 2002, $9.2 million in 2001, and $8.0 million in 2000. Based on the current life of the Company’s long-term debt, the estimated amortization of deferred financing costs for the next five succeeding years is approximately $9.1 million per year.

Customer List

      Customer list acquisition costs are being amortized on a straight-line basis over five years. Amortization expense of $13.2 million was recorded in 2002, $14.2 million in 2001 and $12.6 million in 2000. Based on the remaining term of the Company’s other intangibles, the future estimated amortization expense is approximately $13.2 million in 2003, $4.3 million in 2004 and $1.4 million in 2005.

Derivative Instruments and Hedging Activities

      On January 1, 2001, the Company implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity”. With this implementation, the Company recorded an asset or liability and a transition adjustment, net of income tax benefit, to other comprehensive income or loss for its derivative contracts. All derivatives are recognized on the balance sheet at their fair value. All of the Company’s derivatives that qualify for hedge accounting treatment are “cash flow” hedges. The Company designates its cash flow hedge derivatives as such on the date the derivative contract is entered into. The Company formally documents all relationships between hedging instruments and hedged items, as well as

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

its risk-management objective and strategy for undertaking various hedge transaction. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

      The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million at December 31, 2002 and decreased from $9.1 million at of December 31, 2001. The remaining contracts will be reclassified and expensed during 2003. In addition, the accumulated other comprehensive loss, net of income tax benefit, recorded for the Company’s 50% interest in its unconsolidated subsidiary, American Cellular was $7.1 million as of December 31, 2001. As a result of the expiration of American Cellular’s interest rate swap agreement on June 4, 2002, there was not a balance at December 31, 2002 related to American Cellular. During 2002 and 2001, there were no gains or losses reclassified into earnings as a result of the discontinuance of hedge accounting treatment for any of the Company’s derivatives.

      By using derivative instruments to hedge exposures to changes in commodity prices and exchange rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are usually placed with counterparties that the Company believes are minimal credit risks. It is the Company’s policy to only enter into derivative contracts with investment grade rated counterparties deemed by management to be competent and competitive market makers.

Revenue Recognition

      The Company records service revenue over the period it is earned. The cost of providing service is recognized as incurred. Airtime and toll revenue are billed in arrears. The Company accrued estimated unbilled revenue for services provided of $4.3 million as of December 31, 2002 and $4.4 million as of December 31, 2001, which is included in accounts receivable in the accompanying consolidated balance sheets. Monthly access charges are billed in advance and are reflected as deferred revenue in the accompanying consolidated balance sheets. Equipment revenue is recognized when the equipment is delivered to the customer. The Company’s ability to sell wireless equipment is independent of the Company’s ability to offer wireless services to its customers; therefore, the Company considers equipment sales a separate earnings process and accounts for it accordingly. Subscriber acquisition costs (primarily commissions and losses on equipment sales) are expensed as incurred.

      As of December 31, 2000, the Company implemented SEC Staff Accounting Bulletin, or SAB, No. 101 “Revenue Recognition.” The impact of implementing SAB 101 was not material to the Company’s revenue or results of operations.

Advertising Costs

      Advertising costs are expensed as incurred and are included as marketing and selling expenses in the accompanying consolidated statements of operations.

Income Taxes

      The Company files a consolidated income tax return. Income taxes are allocated among the various entities included in the consolidated tax return, as agreed, based on the ratio of each entity’s taxable income (loss) to consolidated taxable income (loss). Deferred income taxes reflect the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities at year-end. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Disposal of Long-Lived Assets

      As of January 1, 2001, the Company implemented SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The discontinued operations described in (Note 4) are reflected in the financial statements as “Loss from Discontinued Operations.” Periods prior to December 31, 2001, have been reclassified to reflect this change in accounting standard.

Stock-Based Compensation

      The Company accounts for its stock option plans under APB Opinion 25, under which no compensation cost is recognized for fixed plans. The following schedule shows the Company’s net loss and net loss per share for the last three years, had compensation expense been determined consistent with the SFAS No. 123, Accounting for Stock-Based Compensation. The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company’s operations in future periods.

	2002	2001	2000

	($ in thousands, except
	for per share amounts)
Net loss applicable to common stockholders:
As reported	$(190,590)	$(214,619)	$(271,526)
Pro forma stock-based compensation, net of tax	(6,828)	(6,886)	(4,038)

Pro forma	$(197,418)	$(221,505)	$(275,564)

Basic net loss applicable to common stockholders per common share:
As reported	$(2.10)	$(2.28)	$(3.04)
Pro forma	$(2.18)	$(2.36)	$(3.08)

      Diluted net loss per common share for each period has been omitted because the impact of common stock equivalents is anti-dilutive.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000

	(Amounts expressed
	in percentages)
Interest rate	5.10%	5.21%	5.81%
Expected volatility	237.70%	67.11%	63.87%
Dividend yield	0%	0%	0%

      The weighted average fair value of options granted using the Black-Scholes option pricing model was $2.09 in 2002, $12.18 in 2001 and $19.58 in 2000 assuming an expected life of ten years.

Earnings Per Share

      SFAS No. 128, “Earnings Per Share,” requires two presentations of earnings per share — “basic” and “diluted.” Basic (loss) income per share is computed by dividing (loss) income available to common shareholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted (loss) income per share is similar to basic (loss) income per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if the potentially dilutive shares, such as options, had been issued.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s class C and class D common stock is convertible into 111.44 shares of class A common stock at the option of the holder. Due to this conversion feature, basic loss per common share is computed by the weighted average number of shares of common stock outstanding on an as converted basis for the period described. Diluted net loss per common share for each period has been omitted because the impact of stock options and convertible preferred stock on the Company’s net loss per common share is anti-dilutive.

Use of Estimates

      The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuations of intangible assets; valuation allowances for receivables and inventories; and obligations related to acquired and sold properties. Actual results could differ from those estimates.

Significant Concentrations

      In connection with providing wireless services to customers of other wireless carriers, the Company has contractual agreements with those carriers, which provide for agreed-upon billing rates between the parties. Approximately 94% during the year ended December 31, 2002, 96% during the year ended December 31, 2001 and 95% during the year ended December 31, 2000 of the Company’s roaming revenue was earned from four wireless carriers.

Reclassifications

      Certain reclassifications have been made to the previously presented 2001 and 2000 balances to conform them to the current presentation.

Recently Issued Accounting Pronouncements

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” These standards prohibit the application of the pooling-of-interests method of accounting for business combinations effective June 30, 2001 and require companies to cease the amortization of existing goodwill and intangible assets with indefinite lives effective January 1, 2002. As a result of the adoption of SFAS No. 142, the Company reassessed the useful lives of its intangible assets. A significant portion of its intangible assets is classified as “Wireless license acquisition costs,” which represents the Company’s costs associated with acquiring its FCC licenses. These licenses allow the Company to provide wireless services by giving the Company the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, the Company has determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, the Company’s wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety on January 1, 2002, the Company ceased the amortization of its wireless license acquisition costs and now tests for impairment of its wireless license acquisition costs at least annually and only adjusts the carrying amount of these intangible assets upon an impairment of the wireless license acquisition costs. The Company also determines on an annual basis whether facts and circumstances continue to support an indefinite useful life.

      During the years ended December 31, 2001 and 2000, the Company recorded $57.1 million and $50.9 million of amortization expense, net of income tax benefit, related to its wireless license acquisition

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs. Without this amortization and before considering American Cellular’s impact of this change, the Company’s 2001 and 2000 operating results would have been:

	2001	2000

	($ in thousands except
	per share data)
Net loss	$(71,185)	$(93,931)
Net loss applicable to common stockholders	(157,510)	(220,617)
Net loss applicable to common stockholders per common share	$(1.68)	$(2.47)

      In addition, the Company’s 50%-owned unconsolidated subsidiary, American Cellular, recorded $58.3 million and $50.3 million of amortization expense related to its goodwill and $34.5 million and $28.7 million of amortization expense, net of income tax benefit, related to its wireless license acquisition costs, for the years ended December 31, 2001 and 2000. Without this amortization, American Cellular’s 2001 and 2000 operating results would have been:

	2001	2000

	($ in thousands except
	per share data)
Net loss	$(44,858)	$(20,236)
Net loss applicable to common stockholder	(46,997)	(20,236)
Net loss applicable to common stockholder per common share	$(469,966)	$(202,361)

      Through December 31, 2001, the Company’s accounting policy for impairment of long-lived assets was to review the carrying value of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such circumstances were deemed to exist, the carrying value of the asset would be compared to the estimated undiscounted future cash flows generated by the asset. The Company’s definite life assets will continue to be amortized over their estimated useful lives and are subject to the same impairment criteria. As a result of fully implementing SFAS No. 142 on January 1, 2002, the Company is now required to evaluate the carrying value of its indefinite life intangible assets using their fair values, at least annually. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

      Upon implementation of SFAS No. 142, the Company performed a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition costs. The Company determined the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. Based on the comparison, the Company determined that the carrying amount of its wireless license acquisition costs exceeded their estimated fair value. As a result, the Company recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of its wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect its equity in the write-down of the wireless license acquisition costs of its 50%-owned subsidiary, American Cellular to their fair values. In addition, at June 30, 2002 and continuing through December 31, 2002, American Cellular, failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and its indefinite life intangible assets in accordance with SFAS No. 142. Based on these evaluations at June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. Therefore, American Cellular recorded an impairment loss totaling $377.0 million, at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002, bringing its total impairment loss on goodwill to $800.9 million for the year ended December 31, 2002, as discussed in Note 5 below.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. It requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of SFAS No. 143 as of January 1, 2003 did not have a material effect on its financial condition or operations.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 was effective for fiscal years beginning after May 15, 2002, and upon adoption, the Company had to reclassify extraordinary losses and gains on extinguishment of debt in its results from continuing operations in the prior periods that have had the extraordinary gain (loss) on debt extinguishments. Therefore, upon implementing this standard on January 1, 2003, the Company has reclassified its gain (loss) from debt extinguishments as, “Gain (loss) from extinguishment of debt,” included in its loss from continuing operations in 2000 and 2002.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 as of January 1, 2003 did not have a material effect on its financial condition or operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” by requiring prominent disclosures in both annual and interim financials statements and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The disclosure provisions, will be effective for fiscal years ending after December 15, 2002, while the amendments offering alternative methods of accounting for stock-based compensation will be effective for fiscal years beginning after December 31, 2003. The Company implemented the disclosure provisions as of December 31, 2002, but has not yet determined the effect of implementing the remaining requirements of this new accounting standard may have on its financial condition or operations.

      The FASB’s Emerging Issues Task Force issued “EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables,” to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. The Company does not expect that the adoption of EITF 00-21 will have a material impact on its financial condition or operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement is effective for interim periods beginning after June 15, 2003, and will require that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be charged to our statement of operations. Currently, the charges related to the mandatorily redeemable preferred stock are not reflected in net income (loss), but are reflected in determining net income (loss) applicable to common stock. At December 31, 2002, the carrying value of the Company’s mandatorily redeemable preferred stock that would have been reclassified as a liability was $558.3 million and the related dividends that would have been reflected as annual interest expense was $82.3 million.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense totaling $66.8 million was recorded for the year ended December 31, 2002, $59.1 million for the year ended December 31, 2001 and $46.1 million for the year ended December 31, 2000.

      Listed below are the major classes of property, plant and equipment, their estimated useful lives, in years, and their balances as of December 31, 2002 and 2001:

	Useful
	Life	2002	2001

	($ in thousands)
Wireless systems and equipment	3-10	$355,744	$304,697
Buildings and improvements	5-40	41,940	39,355
Vehicles, aircraft and other work equipment	3-10	7,422	11,781
Furniture and office equipment	5-10	46,039	41,905
Plant under construction		15,226	690
Land		1,681	1,229

Property, plant and equipment		468,052	399,657
Accumulated depreciation		(196,349)	(131,151)

Property, plant and equipment, net		$271,703	$268,506

4.	Discontinued Operations

      On February 8, 2002, the Company sold three wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties included California 7 RSA, Ohio 2 RSA, and Georgia 1 RSA. On February 28, 2002, the Company sold its 75% ownership interest in Arizona 5 RSA to Verizon Wireless for a total purchase price of $85.0 million. In addition, on February 8, 2002, American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. Proceeds from these transactions were used primarily to pay down bank debt. However, $14.2 million of these proceeds were being held in escrow to cover any future contingencies and are shown as restricted assets on the Company’s December 31, 2002 balance sheet. Subsequent to year-end 2002, the Company received $7.1 million of this escrow reserve. If there are no claims against this transaction, the Company will receive the remaining $7.1 million during February 2004.

      In addition, on June 17, 2003, the Company exchanged its two remaining wireless properties in California for two AT&T Wireless properties in Alaska. AT&T Wireless has also transferred to the Company all of the Company’s Series AA preferred stock that it previously held. The fair value of the Series AA preferred stock was substantially lower than the carrying value. The gain on the redemption of the Series AA preferred will be reflected in the second quarter of 2003 as a component of net income applicable to common stockholders. The gain from the exchange of the two properties in California will be reflected as a component of net income and net income applicable to common stockholders. The Company expects to record gains, before tax effect, applicable to common stockholders of approximately $240 million to $250 million, as a result of the exchange transactions. Upon the transfer of the Series AA preferred stock, AT&T Wireless owns less than 5.0% of the Company’s fully diluted class A common

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock. The Company has reclassified its financial statements to reflect the operations of its California properties as discontinued operations. Although this transaction remained subject to federal regulatory approvals, during the first quarter 2003, certain other conditions were executed making it more likely than not that this transaction was to be completed, thus, the Company began reclassifying its financial statements as of March 31, 2003, to reflect the operations of its California properties as discontinued operations.

      Therefore, the Company’s financial statements have been reclassified to reflect both of these transactions as discontinued operations in the consolidated financial statements.

      Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaced APB Opinion No. 30 for the disposal of segments of a business, the Company’s consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the markets being sold as discontinued operations. The assets and liabilities of such operations have been classified as “Assets of discontinued operations” and “Liabilities of discontinued operations,” respectively, on the December 31, 2002 and 2001 consolidated balance sheets and consist of the following:

	December 31,	December 31,
	2002	2001

	($ in thousands)	($ in thousands)
Current assets	$5,749	$16,178
Property, plant and equipment, net	29,023	88,199
Wireless license acquisition costs, net	143,212	276,480
Customer list, net	—	4,581
Other assets	72	6,943

Total assets of discontinued operations	$178,056	$392,381

Current liabilities	$3,472	$8,263
Deferred tax liabilities	57,939	59,871
Minority interest	1,397	15,818

Total liabilities of discontinued operations	$62,808	$83,952

      The net income (loss) from discontinued operations was classified on the consolidated statement of operations as “Income (loss) from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2002	2001	2000

	($ in thousands)
Operating revenue	$82,212	$141,422	$101,919
Income (loss) before income taxes	28,102	(4,954)	(14,418)
Income tax (provision) benefit	(10,679)	2,026	5,747
Income (loss) from discontinued operations	17,423	(2,928)	(8,671)

      The long-term debt of the Company is recorded at the consolidated level and is not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations based on these markets’ pro rata population coverage to properly reflect the interest that was incurred to finance the operations for these markets. The interest expense allocated to these operations was $8.7 million for the year ended December 31, 2002, $25.4 million for the year ended December 31, 2001, and $23.1 million for the year ended December 31, 2000.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company completed the sale of Ohio 2 RSA, California 7 RSA and Georgia 1 RSA on February 8, 2002 and the sale of Arizona 5 RSA on February 28, 2002, and recorded income realized through those dates and the related gain on the sale totaling $93.4 million, net of tax expense.

      The net (loss) income from discontinued operations from investment in joint venture represents the discontinued operations from American Cellular, the Company’s 50%-owned joint venture. The results are as follows:

			Period from
			February 25, 2000
	Period from	Year Ended	through
	January 1, 2002	December 31,	December 31,
	through Disposition	2001	2000

	($ in thousands)
Operating revenue	$2,319	$30,976	$27,494
(Loss) income before income taxes	(1,090)	(251)	3,890
Income tax benefit (provision)	436	(1,188)	(2,548)
(Loss) income from discontinued operations	(654)	(1,439)	1,342

      American Cellular also allocated a portion of interest expense to its discontinued operations based on Tennessee 4 RSA’s pro rata population coverage to properly reflect the interest that was incurred by American Cellular to finance the operations of its Tennessee 4 RSA market. The interest expense allocated to this market was $1.0 million for the period from January 1, 2002 through disposition (February 8, 2002), $9.6 million for the years ended December 31, 2002 and 2001 and $7.7 million for the period from February 25, 2000 through December 31, 2000.

      American Cellular completed the sale of Tennessee 4 RSA on February 8, 2002 and recorded operating losses incurred through February 8, 2002, and the related gain on the sale totaling $12.8 million, net of tax expense.

5.	Investment in Unconsolidated Partnership

      The Company owns a 50% interest in a joint venture that owns American Cellular. This investment is accounted for on the equity method. At June 30, 2002 and continuing through December 31, 2002, American Cellular has failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Based on these evaluations on June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. As a result, American Cellular recognized an impairment loss of $377.0 million, at June 30, 2002 and an additional loss of $423.9 million at December 31, 2002. After recognizing its 50% interest of the impairment at June 30, 2002, the Company’s investment in the joint venture was written down to $0, therefore, the additional impairment loss of $423.9 million at December 31, 2002, did not impact the Company’s results of operations or financial condition. The Company does not guarantee any of American Cellular’s obligations. Until future cumulative earnings, if any, are earned at American Cellular to restore American Cellular’s equity, the Company will not record its pro rata share of American Cellular’s future operations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the significant financial information for American Cellular as of December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001 and the period from February 25, 2000 (the date of acquisition) through December 31, 2000:

			Period from
			February 25,
	For the Year	For the Year	2000
	Ended	Ended	through
	December 31,	December 31,	December 31,
	2002	2001	2000

	($ in thousands)
Operating revenue	$452,830	$417,243	$309,343
Operating income (loss)	113,552	(26,689)	(1,094)
Impairment of goodwill	(800,894)	—	—
Loss from continuing operations	(813,575)	(136,224)	(100,585)
Income (loss) from discontinued operations and sale of discontinued operations, net	12,818	(1,439)	1,342
Cumulative effect of change in accounting principle, net	(281,640)	—	—
Dividends on preferred stock	(4,661)	(2,139)	—
Net loss applicable to members	(1,087,058)	(139,802)	(99,243)

	December 31,

	2002	2001

	($ in thousands)
Current assets	$100,524	$131,186
Property, plant and equipment, net	185,935	203,168
Intangible assets	915,845	2,192,133
Other assets	5,940	32,689
Assets of discontinued operation	—	139,854
Current portion of long-term debt	1,588,509	46,909
Other current liabilities	69,319	94,773
Long-term debt, net of current maturities	—	1,760,208
Preferred stock	35,000	35,000
Other liabilities	43,691	210,081
Liabilities of discontinued operations	—	7,496
Member’s (deficit) equity	(528,275)	544,563

      During 2001, the Company invested an additional $51.4 million in American Cellular. This investment consisted of a $35.0 million purchase of American Cellular’s class A preferred stock, and an additional cash investment of $16.4 million. This cash investment was equally matched with assets contributed by AT&T Wireless, the other 50% owner of American Cellular. Accrued dividends on the $35.0 million preferred stock, included in American Cellular’s current liabilities, were $6.8 million at December 31, 2002.

      American Cellular’s credit facility includes a financial covenant requiring that American Cellular not exceed a total debt leverage ratio ranging from 9.25 to 1.00 in the first quarter of 2002 to 7.75 to 1.00 in the fourth quarter of 2002. As described above, American Cellular was not in compliance with this covenant at June 30, 2002 through December 31, 2002. The lenders presently have the right, but not the obligation, to accelerate the repayment of the entire amount outstanding under its credit facility. Acceleration under the credit facility would allow the holders of American Cellular’s Senior Subordinated

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes to declare the principal and interest of the Senior Subordinated Notes immediately due and payable. As of July 28, 2003 no such acceleration had occurred and American Cellular continued to hold discussions with its bank lenders and with representatives of certain of the American Cellular bondholders concerning a potential reorganization. American Cellular can provide no assurance that it would be successful in reorganizing or be able to meet its obligations under the accelerated repayment terms. Therefore, on June 30, 2002 and continuing through December 31, 2002, American Cellular has classified all of its long-term debt as current. There continues to be substantial doubt about American Cellular’s ability to continue as a going concern, as expressed in the independent auditors reports on American Cellular’s 2002 and 2001 financial statements.

6.	Deposits and Other Non-Current Assets

      On January 26, 2001, the FCC concluded an auction of 10 MHz and 15 MHz PCS licenses in the C and F Blocks in a number of markets. The Company was a winning bidder, with total winning bids of $546.1 million, on 14 of the auctioned licenses representing an estimated total population of 19.8 million. However, in June 2001, the United States Court of Appeals for the District of Columbia Circuit ruled that the FCC did not have the authority to auction certain of those licenses, including 11 of the 14 licenses for which the Company was the successful bidder. These 11 licenses represent $536.5 million of the total amount that its subsidiary bid. On January 27, 2003, the Circuit Court’s decision was affirmed on appeal to the United States Supreme Court.

      Along with certain other winning bidders in the auction, the Company petitioned the FCC to refund its deposits on those 11 licenses and to allow the Company to dismiss its application as it relates to those licenses. The FCC granted these requests. The Company received a refund of $91.2 million of its $109.2 million deposit on April 4, 2002, and an additional refund of $16.1 million on December 11, 2002. The Company’s application to the FCC for grant of those 11 licenses has been dismissed, without prejudice to the Company’s participation in any future re-auction of such licenses or to the rights of the Company to obtain such licenses in any future acquisition. On June 18, 2003 the FCC announced it was prepared to grant (upon timely and full payment) the Company’s post-auction application for the remaining three licenses that the Company won in the auction, denying all legal challenges to this application. The Company had $1.9 million on deposit for these three licenses, and paid an additional $7.7 million to the government for these three licenses on July 1, 2003.

7.	Long-Term Debt

      The Company’s long-term debt as of December 31, 2002 and 2001, consisted of the following:

	2002	2001

	($ in thousands)
Credit facilities	$786,382	$1,122,449
Dobson/ Sygnet Senior Notes	188,500	200,000
DCC 10.875% Senior Notes, net of discount	298,238	298,052
DCC 11.75% Senior Notes	20	340
Other notes payable	—	40

Total debt	1,273,140	1,620,881
Less-current maturities	50,704	44,509

Total long-term debt	$1,222,436	$1,576,372

      On September 30, 2002, the Company purchased $11.5 million principal amount of senior notes issued by the Company’s subsidiary, Dobson/ Sygnet Communications Company (“Dobson/ Sygnet”) for

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the purchase price of $8.9 million. This repurchase resulted in a reduction of the Company’s total outstanding debt and a gain from extinguishment of debt of $2.2 million after the write off of related deferred financing costs.

Credit Facilities

      The Company’s credit facilities consist of the following:

			Interest Rate
			(Weighted Average Rate
		Amount Outstanding	for the Year Ended
	Maximum	at December 31,	December 31,
Credit Facility	Availability	2002	2002)(1)

DOC LLC Credit Facility	$596,495	$500,995	4.3%
Sygnet Credit Facility	315,377	285,387	5.0%

(1)	Weighted average computation is based on actual interest rates without giving effect to the interest rate hedge discussed below.

Dobson Operating Co., L.L.C. Credit Facility

      On January 14, 2000, the Company’s wholly owned subsidiary Dobson Operating Co. LLC, or DOC LLC obtained an $800.0 million credit facility and increased it by $125.0 million to $925.0 million on May 1, 2000. This credit facility is guaranteed by certain of the Company’s subsidiaries and by the Company. The original proceeds from the $800.0 million credit facility were used primarily to:

•	consolidate the indebtedness of two of the Company’s subsidiaries under a $160.0 million credit facility and a $250.0 million senior secured credit facility;

•	repurchase $159.7 million outstanding principal amount of the Company’s 11.75% senior notes due 2007; and

•	pay the cash portion of the costs of certain of the Company’s pending acquisitions.

      The increase of $125.0 million was used to fund the acquisition of Texas 9 RSA on May 1, 2000.

      At December 31, 2002, this credit facility included a $300.0 million revolving credit facility and $296.5 million remaining of term loan facilities consisting of a Term A Facility of $142.6 million, a Term B Facility of $83.1 million and an additional Term B Facility of $70.8 million. These loans begin to mature in 2007. As of December 31, 2002, the Company had $501.0 million outstanding under this credit facility and there was $95.5 million of availability.

      Advances bear interest, at the Company’s option, on a prime rate or LIBOR formula. The weighted average interest rate was 4.3% for the twelve months ended December 31, 2002. The Company’s obligations under the credit facility are secured by:

•	a pledge of the Company’s ownership interests in DOC LLC;

•	stock and partnership interests of certain of DOC LLC’s subsidiaries; and

•	liens on substantially all of the assets of DOC LLC and its restricted subsidiaries, including FCC licenses, but only to the extent such licenses can be pledged under applicable law.

      The Company is required to amortize the Term A Facility with quarterly principal payments of $5.0 million which commenced June 30, 2001, increasing over the term of the loan to quarterly principal payments of $25.0 million. The Company is required to amortize the Term B Facility with quarterly principal payments of $375,000 from March 31, 2000 through December 31, 2006 and with quarterly

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principal payments of $34.9 million during 2007. The Company began amortizing the additional $125.0 million portion of the Term B Facility with quarterly principal payments of $312,500 on June 30, 2000 and will continue through March 31, 2007. These quarterly principal payments will increase to $29.1 million from June 30, 2007 through March 31, 2008. Under certain circumstances, the Company is required to make prepayments of proceeds received from significant asset sales, new borrowings, sales of equity and a portion of excess cash flow. When the Company completed the sale of four licenses to Verizon Wireless for a total purchase price of $348.0 million during February 2002, the Company permanently prepaid $293.9 million towards this credit facility. In addition, the Company has the right to prepay the credit facility in whole or in part at any time. During the twelve months ended December 31, 2002, the Company’s total scheduled principal payments were $14.3 million under this facility. In addition, during 2003, the Company will be required to make additional principal payments totaling $22.5 million.

      The Company’s credit facility imposes a number of restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness, create liens, make capital expenditures and pay dividends. In addition, the Company is required to maintain certain financial ratios with respect to the borrower and certain of its subsidiaries, including, but not limited to:

•	a ratio of total indebtedness to operating cash flow of initially not more than 7.75 to 1, decreasing over time to 5.00 to 1;

•	a ratio of operating cash flow to debt service requirements of initially not less than 1.15 to 1, increasing over time to 1.50 to 1;

•	a ratio of operating cash flow to interest expense of initially not less than 1.40 to 1, increasing over time to 2.25 to 1; and

•	a ratio of operating cash flow minus capital expenditures to the sum of debt service requirements and cash distributions of initially not less than 1.05 to 1, increasing over time to 1.15 to 1.

      At December 31, 2002, the Company was in compliance with all required financial ratios and expects to continue to be in compliance throughout 2003, absent a change of control that would accelerate the maturity of outstanding amounts under the credit facility. See below.

      In connection with the closing of the DOC LLC Credit Facility, the Company extinguished its credit facilities for both Dobson Cellular Operations Company and Dobson Operating Company and repurchased $159.7 million outstanding principal amount of the Company’s 11.75% senior notes due 2007. Since these credit facilities and senior notes were extinguished before their termination, the Company recognized a pretax extraordinary loss of $32.9 million as a result of call premiums and writing off previously capitalized financing costs relating to these debt instruments.

Sygnet Wireless Credit Facility

      The Company’s indirect wholly owned subsidiary, Sygnet Wireless, is a party to a secured credit agreement for an aggregate of $315.4 million, consisting of a $34.0 million revolving credit facility and $281.4 million of term loans. Interest on the revolving credit facility and the term loans is based on a prime rate or a LIBOR formula, and has ranged between 4.1% and 10.5% since inception. As of December 31, 2002, there was $285.4 million outstanding under this credit facility and $30.0 million of availability.

      The obligations under the Sygnet Wireless credit facility are secured by a pledge of the capital stock of Dobson/ Sygnet’s operating subsidiary as well as a lien on substantially all of the assets of Dobson/ Sygnet and the assets of its operating subsidiary. The Sygnet Wireless credit facility requires that Dobson/ Sygnet and the Company maintain certain financial ratios. The failure to maintain these ratios would constitute an event of default, notwithstanding Sygnet Wireless’s ability to meet its debt service

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations. The Sygnet Wireless credit facility amortizes quarterly. The $34.0 million revolving credit facility terminates on September 23, 2006. The $281.4 million term loans terminate on December 23, 2007. During the twelve months ended December 31, 2002, Dobson/ Sygnet’s total scheduled principal payments were $14.3 million under this credit facility. In addition during 2003, Dobson/ Sygnet will be required to make additional principal payments totaling $28.3 million. The weighted average interest rate on the Sygnet Wireless credit facility was 5.0% for the twelve months ended December 31, 2002.

Dobson/ Sygnet Senior Notes

      The Company’s subsidiary, Dobson/ Sygnet, has outstanding $200.0 million aggregate principal amount of senior notes that mature in 2008. On September 30, 2002, the Company purchased $11.5 million principal amount of these senior notes for $8.9 million and the Company recognized a gain of $2.2 million after the write-off of related deferred financing costs. On a consolidated basis at December 31, 2002, the outstanding Dobson/ Sygnet senior notes had an outstanding principal balance totaling $188.5 million. The Dobson/ Sygnet notes bear interest at an annual rate of 12.25%, payable semi-annually on each June 15 and December 15. The Dobson/ Sygnet note indenture contains restrictive covenants that, among other things, limit the ability of Dobson/ Sygnet and its subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of their capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger.

Senior Notes

      On June 15, 2000, the Company issued $300.0 million principal amount of its 10.875% Senior Notes maturing on July 1, 2010. The Company used $207.0 million of the net proceeds to pay down the DOC LLC credit facility. The Company has and will continue to use the balance of the net proceeds for working capital and other general corporate purposes. The notes are redeemable at any time. In addition, the Company may redeem up to 35% of the notes before July 1, 2003 with the net cash proceeds from certain equity offerings.

      Dobson Communications’ principal stockholder DCCLP, and certain of its affiliates, are parties to credit agreements with Bank of America, N.A. These credit agreements had an aggregate principal amount outstanding of approximately $320 million as of March 31, 2003, including fees and interest. To secure their obligations under these credit agreements, DCCLP and its affiliates individually pledged certain assets, which included beneficial ownership of securities representing controlling interests in DCCLP and in Dobson Communications. If the loans were not paid at maturity or if an event of default occurred under the loan agreements, and the lender elected to foreclose on the collateral, Dobson Communications could have experienced a change of control under the indenture governing its outstanding senior notes, the certificates of designation governing two series of its outstanding senior preferred stock, its bank credit facility, and under the indenture governing the outstanding senior notes of Dobson/ Sygnet.

      On May 19, 2003, however, DCCLP closed on its agreement with Bank of America for the amendment and restructuring of DCCLP’s loan. The agreement eliminates the change of control risk at Dobson Communications related to possible future default on the DCCLP loan as DCCLP has retained sufficient Class B common shares to continue to have a voting majority of Dobson Communications’ stock and those common shares no longer serve as collateral for the loan. As a result, the substantial doubt that existed as of December 31, 2002 and March 31, 2003 regarding our ability to continue operating as a going concern no longer exists. Under the new five-year loan agreement, the amount owed by DCCLP to Bank of America has been reduced to $60 million, at Bank of America’s prime interest rate. Under the terms of the agreement, DCCLP transferred 32.5 million shares of Dobson Communications class A

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock to Bank of America. Any future sale of these shares will be subject to a number of restrictions until May 2006.

Minimum Future Payments

      Minimum future payments, of long-term debt for years subsequent to December 31, 2002, are as follows:

$ (in thousands)
2003	$50,704
2004	77,069
2005	108,367
2006	103,654
2007	429,687
2008 and thereafter	503,659

$1,273,140

Interest Rate Hedges

      The Company pays interest on its bank credit facilities at a variable factor, based on LIBOR or prime rate, plus a factor. The Company will from time-to-time enter into derivative contracts to reduce exposure against changes in interest rates.

      The Company has a $135.0 million derivative contract on the credit facility of its wholly owned subsidiary, DOC LLC, whereby the interest rate is fixed at 6.9%, plus a factor based on DOC LLC’s leverage. This derivative contract expired in April 2003. The Company had a $190.0 million derivative contract on the credit facility of its wholly owned subsidiary, DOC LLC, whereby the interest rate was fixed at 6.5%, plus a factor based on DOC LLC’s leverage. This derivative contract expired in October 2002. Additionally, the Company previously entered into a $300.0 million derivative contract on the DOC LLC credit facility whereby the interest rate had a cap of 8.5% plus a factor based on DOC LLC’s leverage, this derivative contract expired on March 13, 2002. DOC LLC also had an interest rate cap agreement on $160.0 million of its DOC LLC credit facility that expired on June 14, 2001.

      On January 1, 2001, the Company implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity”. With this implementation, the Company began recording a liability and a transition adjustment, net of income tax benefit, to other comprehensive loss during 2001 in connection with these derivative contracts. The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million at December 31, 2002 and decreased from $9.1 million as of December 31, 2001. These contracts will be reclassified and expensed during 2003. In addition, the accumulated other comprehensive loss, net of income tax benefit, recorded for the Company’s interest in its unconsolidated subsidiary, American Cellular was $7.1 million as of December 31, 2001. As a result of the expiration of American Cellular’s interest rate swap agreement on June 4, 2002 there is not a balance as of December 31, 2002 related to American Cellular.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Leases, Commitments and Contingencies

Leases

      The Company is obligated under capital leases covering furniture and office equipment. At December 31, 2002 and 2001, the gross amount of furniture and office equipment and the related depreciation recorded under capital leases was as follows:

	2002	2001

	($ in thousands)
Furniture and office equipment	$5,299	$5,144
Accumulated depreciation	(901)	(396)

	$4,398	$4,748

      The Company has numerous operating leases; these leases are primarily for its administrative offices, including its corporate office, retail stores, cell sites towers and their locations and vehicles. Future minimum lease payments required under capital and operating leases that have an initial or remaining noncancellable lease term in excess of one year at December 31, 2002, are as follows:

	Capital	Operating
	Leases	Leases

	($ in thousands)
2003	$1,478	$21,565
2004	902	19,301
2005	319	16,806
2006	—	14,133
2007	—	14,482
2008 and thereafter	—	53,089

Total minimum lease payments	$2,699
Less-amount representing interest	(223)

Total obligations under capital lease	2,476
Less — Current portion of obligations under capital leases	(1,324)

Total obligations under capital leases, net of current portion	$1,152

      Lease expense under the above leases was $24.3 million for the year ended December 31, 2002, $21.9 million for the year ended December 31, 2001 and $13.7 million for the year ended December 31, 2000. Included in the future minimum lease payments above are future requirements for certain capital leases the Company entered into during 2002 and 2001 for furniture and office equipment. These capital leases have anywhere from a three to five year lease term and offer a bargain purchase price at the end of the lease term. The depreciation related to these assets is included in the Company’s depreciation expense and the obligation is included in the Company’s other non-current liabilities.

Commitments

      The Company entered into an equipment supply agreement to purchase approximately $100.5 million of cell site and switching equipment between November 16, 2001 and July 15, 2005, to update the wireless systems for existing MSAs and RSAs. Of the commitment, approximately $39.5 million remained at December 31, 2002. If the Company fails to fully meet this commitment by July 15, 2005, it could be forced to pay a penalty of up to 20% of the unfulfilled commitment. The Company expects to fulfill its purchase commitment under this agreement prior to its completion date.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingencies

      The Company is party to various other legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts that would be material to the Company’s consolidated financial position, results of operation, or liquidity.

9.	Redeemable Preferred Stocks

      As of December 31, 2002, 2001 and 2000, the Company’s authorized and outstanding preferred stock was as follows:

		Number	Number	Number					Other
		of Shares	of Shares	of Shares					Features,
	Number	Outstanding at	Outstanding at	Outstanding at	Par		Liquidation	Mandatory	Rights,
	of Shares	December 31,	December 31,	December 31,	Value		Preference	Redemption	Preferences
Class	Authorized	2002	2001	2000	Per Share	Dividends	Per Share	Date	and Powers

Senior Exchangeable	693,713	374,941	367,425	325,126	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	431,272	198,780	234,973	206,395	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Series AA	200,000	200,000	200,000	—	$1.00	5.96% Cumulative	$1,000	Feb. 8, 2011	Non-voting
Class E	40,000	—	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Other	4,635,015	—	—	—	—	—	—	—	—

	6,000,000	773,721	802,398	531,521

      The Company issued 175,000 shares of 12.25% senior exchangeable preferred stock in April 1998 and 64,646 shares of additional 12.25% senior exchangeable preferred stock in December 1998, mandatorily redeemable on January 15, 2008 for $1,000 per share plus accrued and unpaid dividends. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock. On or before January 15, 2003, the Company may pay dividends, at its option, in cash or in additional fully paid and nonassessable senior preferred stock having an aggregate liquidation preference equal to the amount of such dividends. However, after January 15, 2003, the Company must pay dividends in cash. Additionally, the preferred stock is redeemable at the option of the Company on or after January 15, 2003. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s Board of Directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2002, the Company’s 12.25% senior exchangeable preferred stock totaled $374.9 million less the unamortized financing costs of $4.2 million and the unamortized discount of $8.4 million.

      In May 1999, the Company issued 170,000 shares of 13% senior exchangeable preferred stock mandatorily redeemable on May 1, 2009 for $1,000 per share. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock and equal to the 12.25% senior exchangeable preferred stock. On or before May 1, 2004, the Company may pay dividends, at its option, in cash or in additional shares having an aggregate liquidation preference equal to the amount of such dividends. However, after May 1, 2004, the Company must pay dividends in cash. Additionally, the preferred stock is redeemable at the option of the Company on or after May 1, 2004. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s Board of Directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

separately as a class, to elect two directors. At December 31, 2002, the Company’s 13% senior exchangeable preferred stock totaled $198.8 million less the unamortized financing costs of $2.8 million.

      On February 8, 2001 the Company issued 200,000 shares of its Series AA preferred stock, par value $1.00 per share (“Series AA preferred stock”) to AT&T Wireless for aggregate cash proceeds of $200.0 million. Each share of Series AA preferred stock is entitled to cumulative annual dividends of 5.96% on the liquidation preference of $1,000 per share, subject to certain adjustments. Dividends accrue but will not be payable until the fifth anniversary of the issuance of the Series AA preferred stock. At December 31, 2002, the Company had $23.0 million in accrued dividends payable on its balance sheet related to this issue. Each share of Series AA preferred stock is mandatorily exchangeable for one share of the Company’s Series A convertible preferred stock, par value $1.00 per share. Each share of the Company’s Series A convertible preferred stock is convertible into the Company’s class A common stock at a conversion rate of $25.35 per share. On December 24, 2002 the Company signed a definitive agreement with AT&T Wireless that would, among other things, result in AT&T Wireless transferring to the Company all of its outstanding shares of Series AA preferred stock. Upon receipt of the Series AA preferred stock in June 2003, the Company canceled that issue, including the related accrued dividends.

      During 2002, the Company acquired shares of its 12.25% senior exchangeable preferred stock having a carrying value of $40.3 million and shares of its 13% senior exchangeable preferred stock having a carrying value of $68.7 million through repurchases, including dividends issued on the repurchased shares after the date of repurchase. The preferred stock acquired totaled 109,015 shares for $38.7 million, all of which were canceled on December 31, 2002. This repurchase resulted in an excess of carrying value over repurchase price of preferred stock totaling $70.3 million. The excess of carrying value over repurchase price has been included in net income applicable to common stockholders.

      The Company issued total cumulative quarterly dividends in the form of additional shares of 12.25% and 13.00% senior exchangeable preferred stock totaling 80,338 shares during 2002, 70,877 shares during 2001 and 62,690 shares during 2000 and accrued dividends on its Series AA preferred stock of $12.1 million during 2002 and $10.9 million during 2001 (resulting in a total liquidation preference of $384.9 million of 12.25% senior exchangeable preferred stock, $203.2 million of 13.00% senior exchangeable preferred stock and $200.0 million Series AA preferred stock, as of December 31, 2002) which represented non-cash financing activity, and thus are not included in the accompanying consolidated statements of cash flows.

10.	Stockholders’ Deficit

      On September 14, 2001 through September 14, 2002, the Company’s Board of Directors authorized the expenditure of up to $80.0 million for the possible repurchase of shares of the Company’s outstanding class A common stock. After expiration of the initial stock purchase plan, the Company’s Board of Directors adopted a new stock purchase plan on November 7, 2002, which authorized the Company to purchase up to 10 million shares of the Company’s outstanding class A common stock over the next twelve months.

      As of December 31, 2002, the Company had purchased 4,569,131 shares for $26.3 million, all of which was held as treasury stock.

      On January 1, 2001, in accordance with SFAS 133 (as described in Note 7), the Company recorded a liability and a transition adjustment to other comprehensive loss representing the fair value, net of income tax, of its interest rate hedges.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002, the Company’s authorized and outstanding common stock was as follows:

		Number of	Number of	Number of			Other
		Shares	Shares	Shares			Features,
	Number of	Outstanding at	Outstanding at	Outstanding at	Par		Rights,
	Shares	December 31,	December 31,	December 31,	Value		Preferences
Class	Authorized	2002	2001	2000	Per Share	Dividends	and Powers

Class A	175,000,000	35,131,837	39,682,561	27,970,647	$.001	As declared	Voting
Class B	70,000,000	54,977,481	54,995,888	65,311,716	$.001	As declared	Voting
Class C	4,226	—	—	—	$.001	As declared	Non-voting
Class D	33,000	—	—	4,832	$.001	As declared	Non-voting

	245,037,226	90,109,318	94,678,449	93,287,195

      Each share of the Company’s class B common stock is convertible into one share of class A common stock and each share of the Company’s class C common stock and class D common stock is convertible into 111.44 shares of class A common stock at the option of the holder. Due to these conversion features, the Company’s calculation of its weighted average common shares outstanding is performed on an as converted basis (as discussed in Note 2). In addition, each share of the Company’s class B common stock is entitled to 10 votes and class A common stock is entitled to one vote.

      Additional shares of the Company’s class A common stock have been reserved for issuance under the Company’s benefit plans. See Note 11 for discussion of the Company’s employee stock incentive plans and employee stock purchase plan.

      On October 29, 2002, the Company received notice from the Nasdaq that the Company’s class A common stock securities would be delisted from the Nasdaq National Market System. Therefore, as of October 29, 2002, the Company’s securities began trading on the OTC Bulletin Board. Subsequent to year-end, the Company applied for listing on the Nasdaq SmallCap Market. On February 18, 2003, the Company’s class A common stock began trading on the Nasdaq SmallCap Market.

      Subsequent to 2002, the Company’s principal stockholder, Dobson CC Limited Partnership, or DCCLP, converted a total of 32.8 million shares, which includes the 32.5 million shares discussed in Note 7, of Dobson Communications Class B common stock into Class A common stock and transferred these shares of Class A common stock to Bank of America. Any future sale of these shares are subject to a number of restrictions until May 2006.

11.	Employee Benefit Plans

401(k) Plan

      The Company maintains a 401(k) plan (the “Plan”) in which substantially all employees of the Company are eligible to participate. The Plan requires the Company to match 100% of employees’ contributions up to 4% of their salary. Contributions to the Plan charged to the Company’s operations were $1.2 million during the year ended December 31, 2002, $1.8 million during the year ended December 31, 2001 and $1.2 million during the year ended December 31, 2000, and were recorded as general and administrative expenses in the accompanying statements of operations.

Stock Option Plans

      The Company adopted its 1996 stock option plan (the “1996 plan”), its 2000 stock option plan (the “2000 plan”) and its 2002 stock option plan (the “2002 plan”) to encourage its key employees by providing opportunities to participate in the ownership and future growth through the grant of incentive stock options and nonqualified stock options. The plans also permit the grant of options to its directors. The Company’s compensation committee presently administers the 1996, 2000 and 2002 plans. The

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company expects to grant all future options pursuant to the 2002 plan and does not expect to grant any additional options under the 1996 and 2000 plans. The Company accounts for the plans under APB Opinion 25, under which no compensation cost is recognized in the accompanying consolidated financial statements if the option price is equal to or greater than the fair market value of the stock at the time the option is granted.

      Under the 1996 plan, the Board of Directors granted both incentive and non-incentive stock options for employees, officers and directors to acquire class C common stock and class D common stock, which is convertible into shares of class A common stock at a 111.44 to 1 basis at the time of exercise. Options granted under the 2000 and 2002 stock incentive plan can also be both incentive and non-incentive stock options for employees, officers and directors, however, all shares granted under these plans are shares of class A common stock.

      Under all the plans, stock options have been issued at the market price on the date of grant with an expiration of ten years from the grant date. All options issued under the 1996 and 2000 plans vest at a rate of 20% per year and all options issued under the 2002 vest at a rate of 25% per year. The maximum number of shares for which the Company may grant options under the 2000 plan is 4,000,000 shares of class A common stock and the maximum number under the 2002 plan is 7,000,000 shares of class A common stock, subject to adjustment in the event of any stock dividend, stock split, recapitalization, reorganization or certain defined change of control events. As of December 31, 2002, the Company had outstanding options to purchase 8,971,903 shares of class A common stock to approximately 110 employees, officers and directors. Shares subject to previously expired, cancelled, forfeited or terminated options become available again for grants of options. The shares that the Company will issue under the plan will be newly issued shares, or shares held as treasury shares.

      Stock options outstanding under the Plans are presented for the periods indicated. In addition, all options are presented on an “as converted” basis since all shares are converted to class A common stock upon exercising.

	2002		2001		2000

	Number of	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	4,350,870	$15.39	4,672,977	$12.97	4,137,866	$1.64
Granted	5,360,000	$2.13	825,000	$15.71	2,709,500	$22.25
Exercised	—	—	857,607	$1.19	1,828,396	$1.32
Canceled	738,967	$14.97	289,500	$19.35	345,993	$11.72

Outstanding, end of period	8,971,903	$7.50	4,350,870	$15.39	4,672,977	$12.97

Exercisable, end of period	1,782,474	$11.77	913,730	$12.37	480,467	$1.30

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$ 0.78-$ 1.17	466,471	4	$0.84	466,471	$0.84
$ 2.09-$ 2.30	5,270,000	10	$2.13	—	—
$ 2.34-$ 5.18	640,432	6	$3.23	411,003	$3.30
$10.00-$23.00	2,595,000	8	$20.66	905,000	$21.24

$ 0.78-$23.00	8,971,903	9	$7.50	1,782,474	$11.77

Stock Purchase Plan

      The Dobson Communications Corporation 2002 Employee Stock Purchase Plan, or the Purchase Plan, was approved at the 2002 Annual Meeting of Shareholders. The Purchase Plan provides for 1,000,000 shares of the Company’s class A common stock to be reserved for issuance upon exercise of purchase rights which may be granted under the Purchase Plan, subject to adjustment for stock dividends, stock splits, reverse stock splits and similar changes in the Company’s capitalization. The Purchase Plan is designed to encourage stock ownership by the Company’s employees.

12.	Taxes

      Benefit for income taxes for the years ended December 31, 2002, 2001 and 2000, was as follows:

	2002	2001	2000

	($ in thousands)
Federal income taxes —
Deferred	$42,828	$30,182	$47,074
State income taxes (current and deferred)	5,039	3,551	5,538

Total income tax benefit	$47,867	$33,733	$52,612

      The benefits for income taxes for the years ended December 31, 2002, 2000 and 1999 differ from amounts computed at the statutory rate as follows:

	2002	2001	2000

	($ in thousands)
Income taxes at statutory rate (34%)	$51,803	$53,849	$64,414
State income taxes, net of Federal income tax effect	6,183	6,335	6,263
Loss from unconsolidated subsidiary	(9,656)	(26,289)	(19,111)
Other, net	(463)	(162)	1,046

	$47,867	$33,733	$52,612

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of the temporary differences which gave rise to deferred tax assets and liabilities at December 31, 2002 and 2001, were as follows:

	2002	2001

	($ in thousands)
Current deferred income taxes:
Allowance for doubtful accounts receivable	$509	$1,461
Accrued liabilities	1,471	1,339

Net current deferred income tax asset	1,980	2,800

Noncurrent deferred income taxes:
Fixed assets	(32,468)	(27,908)
Intangible assets	(156,225)	(162,030)
Investment in joint venture	55,924	—
Interest rate swap	662	5,726
Tax credits and carryforwards	80,306	134,983

Net noncurrent deferred income tax liability	(51,801)	(49,229)

Total net deferred income tax liability	$(49,821)	$(46,429)

      At December 31, 2002, the Company had NOL carryforwards of approximately $211.3 million, which may be utilized to reduce future Federal income taxes payable. These NOL carryforwards begin to expire in 2012.

      The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these assets to the extent that realization is more likely than not. Based on a review of taxable income, history and trends, forecasted taxable income and expiration of carryforwards, the Company has not provided a valuation allowance for the NOL carryforwards because management believes that it is more likely than not that all of the deferred tax assets of the Company will be realized prior to their expiration.

13.	Related Party Transactions

      The Company had current and long-term receivables totaling $0.8 million at December 31, 2002 and $20.0 million at December 31, 2001 from related parties. At December 31, 2001 $15.8 million, was due from the Company’s 50%-owned subsidiary, American Cellular. Also included in both these totals were receivables from the Company’s directors and officers and their affiliates totaling $0.7 million at December 31, 2002 and $0.9 million at December 31, 2001. The director and officer notes bear interest at various interest rates ranging from 2.5% to 4.0% at December 31, 2002.

      On December 17, 2001, certain officers of the Company were offered non-recourse loans secured by their shares of Company stock. These loans totaled $8.6 million, bear interest at a rate of 2.5% and are scheduled to mature on December 17, 2003. These loans are recorded as subscription receivables on the Company’s balance sheet, thus, increasing the Company’s total stockholders’ deficit.

      The Company leases its corporate office and call center in Oklahoma City from its affiliate, DCCLP, for $3.0 million per year.

      The Company provides certain services to American Cellular in accordance with a management agreement. Certain costs incurred by the Company are shared costs of the Company and American Cellular. These shared costs are allocated between the Company and American Cellular primarily based on each Company’s pro rata population coverage and subscribers. Costs allocated to American Cellular

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the Company were $17.1 million for the year ended December 31, 2002, $10.6 million for the year ended December 31, 2001 and $4.1 million for the year ended December 31, 2000. In addition, the Company charged American Cellular for other expenses incurred by the Company on their behalf, primarily for compensation-related expenses, totaling $42.9 million for 2002, $40.4 million for 2001 and $27.8 million for 2000.

14.	Fair Value of Financial Instruments

      Unless otherwise noted, the carrying value of the Company’s financial instruments approximates fair value. The Company estimates the fair value of its long-term debt based on quoted market prices for publicly traded debt or on the present value of the cash flow stream utilizing the current rates available to the Company for debt with similar terms and remaining maturation. The Company estimates the fair value of its interest rate hedge based on the current market value of the hedge instruments.

      Indicated below are the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31:

	2002		2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	($ in thousands)
Restricted cash and investments	$14,197	$14,197	$—	$—
Revolving credit facilities	786,382	786,382	1,122,449	1,122,449
Dobson/ Sygnet Senior Notes	188,500	144,203	200,000	213,000
DCC Senior Notes	298,258	253,519	298,392	311,819
Other notes payable	—	—	40	40
Interest rate hedge liability	1,743	1,743	15,069	15,069

15.	Subsequent Events

      On February 18, 2003, the Company’s class A common stock began trading on the Nasdaq SmallCap Market after the Nasdaq listing panel reversed its decision to delist the Company’s class A common stock.

      Subsequent to December 31, 2002, the Company repurchased $32.7 million carrying value of its 12.25% senior exchangeable preferred stock for $20.0 million, and $27.5 million carrying value of its 13% senior exchangeable preferred stock for $16.6 million. This preferred stock repurchased subsequent to year-end was canceled during first quarter 2003.

      Subsequent to December 31, 2002, the Company received $7.1 million of an escrow reserve that was being held to cover any future contingencies related to the Company’s sale of certain markets to Verizon Wireless during February 2002. These funds were used to pay down the DOC LLC credit facility.

      On July 14, 2003, the Company and American Cellular initiated a plan to restructure American’s indebtedness and equity ownership. Pursuant to this plan, the Company and American Cellular commenced simultaneous exchange offers for American Cellular’s existing 9.5% senior subordinated notes due 2009 (the “existing notes”). In connection with the restructuring plan, holders of $681.9 million of the $700.0 million of notes who tendered their notes received an aggregate of 43.9 million shares of the Company’s class A common stock, 681,900 shares of the Company’s convertible preferred stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company’s class A common stock, and $48.7 million in cash in exchange for their existing notes. Upon consummation of the restructuring plan, American Cellular became a wholly-owned, indirect subsidiary of the Company. (Unaudited)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Also related to the restructuring, on August 8, 2003, American Cellular and ACC Escrow Corp., a recently formed, wholly-owned, indirect subsidiary of the Company, completed the private offering of $900 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par on August 8, 2003, by ACC Escrow Corp. ACC Escrow was organized to merge into American Cellular as part of the restructuring plan. The net proceeds of the note offering were originally placed in escrow. Upon consummation of the restructuring plan, including the merger, the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. The Company is not a guarantor for these senior notes. (Unaudited)

SUPPLEMENTARY DATA

Selected Quarterly Financial Data (Unaudited)

DOBSON COMMUNICATIONS CORPORATION

		Quarter Ended

		March 31	June 30	September 30	December 31

		($ in thousands except per share data)
Operating revenue	2002	$127,261	$142,346	$151,058	$141,240
	2001	$116,858	$136,951	$147,981	$134,379

Operating income (loss)	2002	$27,222	$38,037	$44,674	$40,735
	2001	$(1,315)	$13,499	$19,716	$8,372

Net (loss) income	2002	$(80,423)	$(108,243)	$13,880	$8,324
	2001	$(44,069)	$(31,893)	$(22,949)	$(29,383)

Net (loss) income applicable to common stockholders	2002	$(103,424)	$(132,103)	$19,359	$25,578
	2001	$(63,559)	$(53,408)	$(45,376)	$(52,276)

Net (loss) income per average common share	2002	$(1.13)	$(1.45)	$0.21	$0.28
	2001	$(0.68)	$(0.57)	$(0.48)	$(0.56)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      As permitted by the Oklahoma General Corporation Act under which American Cellular Corporation (the “Company”) is incorporated, Article VIII of the Company’s Fourth Restated Certificate of Incorporation provides for indemnification of each of the Company’s officers and directors against (a) expense, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding brought by reason of his being or having been a director, officer, employee or agent of the Company, or of any other corporation, partnership, joint venture, or other enterprise at the request of the Company, other than an action by or in the right of the Company, provided that he acted in good faith and in a manner he reasonably believed to be in the best interest of the Company, and with respect to any criminal action, he had no reasonable cause to believe that his conduct was unlawful and (b) expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Company brought by reasons of his being or having been a director, officer, employee or agent of the Company, or any other corporation, partnership, joint venture, or other enterprise at the request of the Company, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the Company, unless and only to the extent that the court in which such action or suit was decided has determined that the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. The Company’s bylaws provide for similar indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended.

      The Company’s directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit		Method of
Numbers	Description	Filing

2.1	Agreement and Plan of Merger dated October 5, 1999 among ACC Acquisition LLC, ACC Acquisition Co. and American Cellular Corporation.	(6)[2.11]
2.2	Agreement and Plan of Recapitalization among Dobson Communications Corporation, Dobson Operating Company, Dobson CC Limited Partnership, Russell L. Dobson, J.W. Childs Equity Partners II, L.P., AT&T Wireless, Inc. and the other stockholders of Dobson Communications Corporation’s Class A Common Stock and Class D Preferred Stock.	(6)[2.15]
2.3	Purchase Agreement dated July 25, 2003 for ACC Escrow Corp. and American Cellular Corporation $900,000,000 10% Series A Senior Notes due 2011	(25)[2.3]
2.4	Purchase Agreement dated September 12, 2003 for Dobson Communications Corporation $650,000,000 8 7/8% Senior Notes due 2013	(28)
2.5	Agreement and Plan of Merger of ACC Escrow Corp. and American Cellular Corporation	(28)
3.1	Registrant’s Amended and Restated Certificate of Incorporation.	(6)[3.1]
3.1.1	Registrant’s Certificate of Retirement of Preferred Stock dated January 7, 2003	(22)[3.1.1]
3.1.2	Registrant’s Certificate of Retirement of Preferred Stock dated February 4, 2003	(22)[3.1.2]

Exhibit		Method of
Numbers	Description	Filing

3.1.3	Registrant’s Certificate of Amendment of Certificate of Incorporation	(28)
3.2	Registrant’s Amended and Restated By-laws.	(11)[3(ii)]
3.2.1	Registrant’s Amended and Restated Bylaws	(28)
4.1	Amended, Restated, and Consolidated Revolving Credit and Term Loan Agreement dated as of January 18, 2000 among Dobson Operating Co., L.L.C., Banc of America Securities, LLC, Bank of America, N.A., Lehman Commercial Paper Inc. and TD Securities (USA) Inc., and First Union National Bank and PNC Bank, National Association, and the Lenders.	(6)[4.6]
4.1.1	Amendment, Waiver and Consent to the Dobson Operating Co., L.L.C., Credit Agreement dated as of June 19, 2000 among Dobson Operating Co., L.L.C., as Borrower, Bank of America, N.A., as Administrative Agent, Required Lenders and Guarantors	(7)[10.2]
4.1.2	Amendment and Consent dated November 24, 2000 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(12)[4.3.2]
4.1.3	Amendment and Consent dated May 4, 2001 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(16)[4.1.3]
4.1.4	Amendment dated August 1, 2001 to Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(16)[4.1.4]
4.1.5	Amendment dated January 23, 2002 to the Amended, Restated and Consolidated Revolving Credit and Term Loan Agreement	(16)[4.1.5]
4.1.6	Second Amended, Restated and Consolidated Revolving Credit Agreement among Dobson Operating Co., LLC, as Borrower, the Lenders party thereto, as Lenders, and Lehman Commercial Paper, Inc., as Administrative Agent, dated September 26, 2003	(26)[4.1.6]
4.2	Indenture dated December 23, 1998 between Dobson/ Sygnet Communications Company, as Issuer, and United States Trust Company of New York, as Trustee.	(2)[4.1]
4.2.1	Supplemental Indenture dated October 23, 2003 by and between Dobson/Sygnet Communications Company and The Bank of New York, as Successor to The United States Trust Company of New York, as Trustee	(27)[4.2.1]
4.3	Form of Common Stock Certificate.	(6)[4.16]
4.4	Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(7)[4]
4.5	Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(13)[4.2]
4.6.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(13)[4.3]
4.6.2	Certificate of Trust for Dobson Financing Trust	(13)[4.4]
4.7	Declaration of Trust for Dobson Financing Trust	(13)[4.5]
4.8	Indenture dated as February 28, 1997 between the Registrant and United States Trust Company of New York, as Trustee	(4)[4.6]
4.9	Credit agreement among the Agents and Lenders named therein and Sygnet Wireless Inc. (f/k/a Dobson/ Sygnet Operating Company) dated December 22, 1998	(3)[4.4]

Exhibit		Method of
Numbers	Description	Filing

4.10	Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant’s Series AA Preferred Stock	(11)[4.1]
4.11	Form of Certificate of Designation of the Powers, Preferences and Relative, optional and Other Special Rights of the Registrant’s Series A Convertible Preferred Stock	(11)[4.2]
4.12	Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant’s Series F Convertible Preferred Stock	(25)[4.12]
4.12.1	Certificate of Correction of Certificate of Designation of Series F Convertible Preferred Stock	(25)[4.12.1]
4.13	Indenture dated August 8, 2003 between ACC Escrow Corp. and Bank of Oklahoma, National Association, as Trustee	(25)[4.13]
4.13.1	First Supplemental Indenture dated August 19, 2003 between American Cellular Corporation, certain Guarantors and Bank of Oklahoma, National Association, as Trustee	(25)[4.13.1]
4.14	First Supplemental Indenture dated August 19, 2003 with reference to Indenture dated March 14, 2001, between American Cellular Corporation, ACC Acquisition LLC, Subsidiary Guarantors and Bank of Oklahoma, related to the issuance by American Cellular Corporation of its 9 1/2% Subordinated Notes due 2009	(25)[4.14]
4.15	8 7/8% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(26)[4.14]
5	Opinion of McAfee & Taft, A Professional Corporation	(28)
10.1	Registrant’s 2002 Employee Stock Purchase Plan	(18)[10.1]
10.1.1*	Registrant’s 1996 Stock Option Plan, as amended.	(3)[10.1.1]
10.1.2*	2000-1 Amendment to the DCC 1996 Stock Option Plan.	(6)[10.1.3]
10.1.3*	Dobson Communications Corporation 2000 Stock Incentive Plan.	(6)[10.1.4]
10.2*	Registrant’s 2002 Stock Incentive Plan	(18)[10.2]
10.3.1*	Letter dated June 3, 1996 from Registrant to Bruce R. Knooihuizen describing employment arrangement.	(4)[10.3.2]
10.3.2*	Letter dated October 15, 1996 from Fleet Equity Partners to Justin L. Jaschke regarding director compensation.	(4)[10.3.3]
10.3.3*	Letter dated October 28, 1997 from Registrant to R. Thomas Morgan describing employment arrangement.	(1)[10.3.5]
10.3.4*	Letter dated August 25, 1998 from Registrant to Richard D. Sewell, Jr. describing employment arrangement.	(3)[10.3.6]
10.3.5*	Consulting Agreement dated December 21, 1998 between Registrant and Albert H. Pharis, Jr.	(3)[10.3.7]
10.3.6*	Consulting Agreement dated August 15, 1998 between the Registrant and Russell L. Dobson and Addendum thereto dated October 1, 1998.	(6)[10.3.8]
10.4	General Purchase Agreement dated January 13, 1998 between Lucent Technologies, Inc. and Dobson Cellular Systems, Inc., as amended	(1)[10.4.7]

Exhibit		Method of
Numbers	Description	Filing

10.4.1	Amendment No. 1 to General Purchase Agreement between Dobson Cellular Systems and Lucent Technologies, Inc.	(8)[10.4.3]
10.5	Operating Agreement dated January 16, 1998, as amended, between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc.	(6)[10.4.4]
10.5.1	Second Addendum to Operating Agreement between AT&T Wireless Services, Inc. and its Affiliates and Dobson Cellular Systems, Inc. and its Affiliates dated May 8, 2002	(17)[10.5.1]
10.5.2	Fourth Addendum to Operating Agreement between AT&T Wireless Services, Inc. and its Affiliates and Dobson Cellular Systems, Inc. and its Affiliates dated July 11, 2003	(23)[10.9.2]
10.6†	Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated as of November 16, 2001.	(16)[10.6]
10.6.1†	Amendment No. 1 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated August 5, 2002.	(19)[10.6.1]
10.7	Second Amended and Restated Partnership Agreement of Gila River Cellular General Partnership dated September 30, 1997	(5)[10.8]
10.8	Stockholder and Investor Rights Agreement dated January 31, 2000 among the Registrant and the Shareholders listed therein (without exhibits).	(6)[10.7.2.3]
10.8.1	Amendment No. 1 to Stockholder and Investor rights Agreement among AT&T Wireless Services, Inc., the Registrant, and certain other parties	(11)[10.4]
10.9†	License Agreement dated October 8, 2001 between Dobson Communications Corporations and H.O. Systems, Inc.	(16)[10.9]
10.10*	Form of Dobson Communications Corporation Director Indemnification Agreement.	(6)[10.9]
10.11	Agreement and Plan of Reorganization and Corporation Separation between Dobson Communications Corporation and Logix Communications Enterprises dated January 24, 2000	(6)[10.10]
10.12	Second Amended and Restated Limited Liability Company Agreement of ACC Acquisition LLC between AT&T Wireless JV Co. and Dobson JV Company dated as of February 25, 2000.	(9)[10.1]
10.13	Amended and Restated Supplemental Agreement among AT&T Wireless, Dobson Communications Corporation, Dobson CC Limited Partnership, and other signatories thereto, dated February 25, 2000.	(9)[10.1.1]
10.14	Amended and Restated Management Agreement between Dobson Cellular Systems, Inc. and ACC Acquisition LLC dated as of February 25, 2000.	(9)[10.2]
10.14.1	Management Agreement between Dobson Cellular Systems, Inc. and American Cellular Corporation effective as of August 19, 2003	(25)[10.14.1]
10.15	Amended and Restated Operating Agreement dated February 25, 2000 by and between AT&T Wireless Services, Inc., on behalf of itself and its Affiliates (as defined therein) and ACC Acquisition L.L.C., on behalf of itself and its Affiliates (as defined therein).	(9)[10.3]
10.15.1	Addendum to Amended and Restated Operating Agreement between AT&T Wireless Services, Inc. and its Affiliates and ACC Acquisition LLC and its Affiliates dated May 8, 2002	(17)[10.16.1]

Exhibit		Method of
Numbers	Description	Filing

10.16	Amended and Restated Operating Agreement dated February 25, 2000 by and between Dobson Cellular Systems, Inc., on behalf of itself and its Affiliates (as defined therein) and ACC Acquisition L.L.C., on behalf of itself and its Affiliates (as defined therein).	(9)[10.4]
10.17.1	Stock Purchase Agreement Between AT&T Wireless Services, Inc. and Dobson Communications Corporation dated as of November 6, 2000.	(10)[10.14]
10.17.2	Amendment No. 1 to Stock Purchase Agreement between the Registrant and AT&T Wireless Services, Inc. dated February 8, 2001	(11)[10.1]
10.18	Exchange Agreement between the Registrant and AT&T Wireless Services, Inc. dated February 8, 2001	(11)[10.2]
10.19	PCS Transfer Rights Agreement between the Registrant and AT&T Wireless Services, Inc. dated February 8, 2001	(11)[10.3]
10.20	Asset Purchase Agreement dated October 29, 2001 by and between Dobson Cellular Systems, Inc., and Cellco Partnership, a Delaware general partnership, d/b/a/ Verizon Wireless	(14)[10.22]
10.21	Asset Purchase Agreement dated December 6, 2001 by and between Dobson Cellular System, Inc., and Cellco Partnership, a Delaware general partnership, d/b/a/ Verizon Wireless	(15)[10.1]
10.22†	InterCarrier Multi-Standard Roaming Agreement effective as of January 25, 2002 between Cingular Wireless, LLC, and its affiliates, and Dobson Cellular Systems, Inc., and its affiliates.	(16)[10.23]
10.23	Master Services Agreement between Dobson Cellular Systems, Inc. and Convergys Information Management Group Inc. dated December 1, 2002.	(20)[10.24]
10.24	Asset Exchange Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(21)[10.1]
10.25	Transition Services Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(21)[10.2]
10.26	Master Lease Agreement dated as of December 23, 2002 between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(21)[10.3]
10.27	Cordova Option Agreement dated as of December 24, 2002, among AT&T Wireless Services, Inc., AT&T Wireless Services of Alaska, Inc. and Dobson Cellular Systems, Inc.	(21)[10.4]
10.28†	Roaming Agreement for GSM/GPRS between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003	(23)[10.28]
10.29†	GSM/GPRS Operating Agreement between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003, as amended	(23)[10.29]
10.30†	Roaming Agreement for GSM/GPRS between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(23)[10.30]
10.31†	GSM/GPRS Operating Agreement between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(23)[10.31]
10.32†	Second Amended and Restated TDMA Operating Agreement between AT&T Wireless Services, Inc. on behalf of itself and its affiliates and ACC Acquisition LLC, on behalf of itself, American Cellular Corporation and their respective affiliates dated July 11, 2003	(23)[10.32]
10.33	Tax Allocation Agreement dated August 19, 2003, between Dobson Communications Corporation and American Cellular Corporation	(25)[10.33]

Exhibit		Method of
Numbers	Description	Filing

10.34	Registration Rights Agreement dated as of August 8, 2003 by and between ACC Escrow Corp. as Issuer, American Cellular Corporation, certain Guarantors listed on Schedule A and Bear, Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers	(25)[10.34]
10.35	Registration Rights Agreement dated August 19, 2003 between Dobson Communications Corporation and holders of Class A Common Stock and Series F Convertible Preferred Stock	(25)[10.35]
10.36	Registration Rights Agreement between Dobson Communications Corporation and Bank of America, N.A. dated as of March 15, 2002	(25)[10.36]
10.37	Registration Rights Agreement dated September 26, 2003 among Dobson Communications Corporation, Lehman Brothers, Inc., Morgan Stanley & Co., Incorporated, and Bear, Stearns & Co., Inc.	(26)[10.37]
10.38	Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(27)[10.38]
10.39	Guarantee and Collateral Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(27)[10.39]
10.40	Escrow Agreement dated August 8, 2003 by and between ACC Escrow Corp. and Bank of Oklahoma, National Association, as trustee and escrow agent	(28)
10.41	Registration Rights Agreement dated as of September 26, 2003 by and among Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(28)
12	Computation of Ratio of Earnings to Fixed Charges	(28)
21	Subsidiaries	(28)
23.1	Consent of McAfee & Taft is contained in Exhibit 5
23.2	Consent of KPMG LLP (Dobson Communications Corporation)	(28)
23.3	Consent of KPMG LLP (American Cellular Corporation)	(28)
24.1	Power of Attorney for Dobson Communications Corporation	(28)
99.1	Letter of Transmittal	(28)
99.2	Notice of Guaranteed Delivery	(28)
99.3	Broker Letter	(28)
99.4	Client Letter	(28)
99.5	Instructions to Beneficial Holder	(28)
99.6	Guidelines for Certification of Taxpayer Identification Number	(28)

*	Management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested for a portion of this document.

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997 as the exhibit number indicated in brackets and incorporated by reference herein.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(4)	Filed as an exhibit to the Registrant’s Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(5)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on October 15, 1997 and amended on November 6, 1997, as the exhibit number indicated in brackets and incorporated by reference herein.

(6)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(8)	Filed as an exhibit to the Registrants’ Registration Statement on Form S-4/A (Registration No. 333-41512), as the exhibit number indicated in brackets and incorporated by reference herein.

(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on March 9, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(10)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(11)	Filed as an exhibit to the Registrant’s current report on Form 8-K/A on February 22, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(12)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000 as the exhibit number indicated in brackets and incorporated by reference herein.

(13)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(14)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2001, as the exhibit number indicated in brackets and incorporated by reference herein.

(15)	Filed as an exhibit to the Registrant’s current report on Form 8-K on December 20, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(16)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(17)	Filed as an exhibit to the Registrant’s current report on Form 8-K on May 16, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(18)	Filed as an exhibit to the Registrant’s current report on Form 8-K on June 14, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(19)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(20)	Filed as an exhibit to the Registrant’s current report on Form 8-K on December 12, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(21)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on January 8, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(22)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(23)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on July 28, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(24)	Filed as an exhibit to the Registration Statement on Form S-3 (Registration No. 333-108309) as the exhibit number indicated in brackets and incorporated by reference herein.

(25)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on September 18, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(26)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 2, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(27)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 29, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(28)	Filed herewith.

Item 22.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on November 10, 2003.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ EVERETT R. DOBSON

Everett R. Dobson
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 10, 2003.

Name	Title

/s/ EVERETT R. DOBSON Everett R. Dobson	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ BRUCE R. KNOOIHUIZEN Bruce R. Knooihuizen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ TRENT LEFORCE Trent LeForce	Corporate Controller (Principal Accounting Officer)

/s/ RUSSELL L. DOBSON Russell L. Dobson	Director

/s/ STEPHEN T. DOBSON Stephen T. Dobson	Director

/s/ FRED J. HALL Fred J. Hall	Director

Justin L. Jaschke	Director

/s/ ALBERT H. PHARIS, JR. Albert H. Pharis, Jr.	Director